Exhibit 99.1

Consolidated Financial Statements

for the years ended December 31, 2020 and 2019

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

As of December 31, 2020 and 2019

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

for the years ended December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2020	2019
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	2,560,216	2,392,166
Transactions in the course of collection	7	582,308	584,672
Financial assets held-for-trading	8	4,666,156	1,872,355
Investment under resale agreements	9	76,407	142,329
Derivative instruments	10	2,618,004	2,786,215
Loans and advances to banks	11	2,938,991	1,139,433
Loans to customers, net	12	30,190,058	29,334,052
Financial assets available-for-sale	13	1,060,523	1,357,846
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	44,649	50,758
Intangible assets	15	60,701	58,307
Property and equipment	16	217,928	220,262
Leased assets	16	118,829	150,665
Current tax assets	17	22,949	357
Deferred tax assets	17	357,945	320,948
Other assets	18	579,467	862,968
TOTAL ASSETS		46,095,131	41,273,333

LIABILITIES
Current accounts and other demand deposits	19	15,167,229	11,326,133
Transactions in the course of payment	7	1,302,000	352,121
Obligations under repurchase agreements	9	288,917	308,734
Savings accounts and time deposits	20	8,899,541	10,856,618
Derivative instruments	10	2,841,756	2,818,121
Borrowings from financial institutions	21	3,669,753	1,563,277
Debt issued	22	8,593,595	8,813,414
Other financial obligations	23	191,713	156,229
Lease liabilities	16	115,017	146,013
Current tax liabilities	17	311	76,289
Deferred tax liabilities	17	—	—
Provisions	24	733,911	684,663
Other liabilities	25	565,120	643,498
TOTAL LIABILITIES		42,368,863	37,745,110

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,206	703,272
Other comprehensive income		(51,250)	(56,601)
Retained earnings:
Retained earnings from previous years		412,641	170,171
Income for the year		463,108	593,008
Less:
Provision for minimum dividends		(220,271)	(300,461)
Subtotal		3,726,267	3,528,222
Non-controlling interests		1	1
TOTAL EQUITY		3,726,268	3,528,223
TOTAL LIABILITIES AND EQUITY		46,095,131	41,273,333

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

for the years between January 1 and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2020	2019
	Notes	MCh$	MCh$

Interest revenue	28	1,873,019	2,111,645
Interest expense	28	(560,007)	(742,270)
Net interest income		1,313,012	1,369,375

Income from fees and commissions	29	562,146	589,172
Expenses from fees and commissions	29	(116,178)	(131,870)
Net fees and commission income		445,968	457,302

Net financial operating income	30	(11,458)	116,409
Foreign exchange transactions, net	31	156,662	30,886
Other operating income	36	34,559	40,548
Total operating revenues		1,938,743	2,014,520

Provisions for loan losses	32	(462,680)	(347,274)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,476,063	1,667,246

Personnel expenses	33	(457,176)	(475,599)
Administrative expenses	34	(318,881)	(329,705)
Depreciation and amortization	35	(73,357)	(70,541)
Impairment	35	(1,661)	(2,555)
Other operating expenses	37	(31,256)	(32,604)

TOTAL OPERATING EXPENSES		(882,331)	(911,004)

NET OPERATING INCOME		593,732	756,242

Income attributable to associates	14	(4,661)	6,450
Income before income tax		589,071	762,692

Income tax	17	(125,962)	(169,683)

NET INCOME FOR THE YEAR		463,109	593,009
Attributable to:
Bank’s Owners	27	463,108	593,008
Non-controlling interests		1	1

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	4.58	5.87
Diluted net income per share	27	4.58	5.87

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

for the years between January 1 and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2020	2019
	Notes	MCh$	MCh$

NET INCOME FOR THE YEAR		463,109	593,009

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	(3,026)	13,763
Net gains (losses) on derivatives held as cash flow hedges	10	10,358	(37,546)
Subtotal Other comprehensive income before income taxes		7,332	(23,783)

Income tax relating to the components of other comprehensive income that are reclassified in income for the year		(1,981)	6,404
Total other comprehensive income items that will be reclassified subsequently to profit or loss		5,351	(17,379)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	(91)	(247)

Subtotal other comprehensive income before income taxes		(91)	(247)

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the year	17	25	66
Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(66)	(181)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		468,394	575,449

Attributable to:
Bank’s Owners		468,393	575,448
Non-controlling interests		1	1

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years between January 1 and December 31, 2020 and 2019

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for-sale	Derivatives cash flow hedge	Income Tax	Retained earnings from previous years	Income (losses) for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2018		2,418,833	31,961	585,636	(9,936)	(43,494)	14,208	17,481	594,872	(305,409)	3,304,152	1	3,304,153
Retention of profits		—	—	—	—	—	—	152,705	(152,705)	—	—	—	—
Retention (release) of profits according to bylaws		—	—	85,856	—	—	—	—	(85,856)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(356,311)	305,409	(50,902)	(1)	(50,903)
Equity effect change in accounting policy		—	—	—	—	—	—	(15)	—	—	(15)	—	(15)
Other comprehensive income:
Defined benefit plans adjustment, net		—	(181)	—	—	—	—	—	—	—	(181)	—	(181)
Derivatives cash flow hedge	27	—	—	—	—	(37,546)	10,138	—	—	—	(27,408)	—	(27,408)
Valuation adjustment on available-for-sale instruments	27	—	—	—	13,763	—	(3,734)	—	—	—	10,029	—	10,029
Income for the year 2019	27	—	—	—	—	—	—	—	593,008	—	593,008	1	593,009
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(300,461)	(300,461)	—	(300,461)
Balances as of December 31, 2019		2,418,833	31,780	671,492	3,827	(81,040)	20,612	170,171	593,008	(300,461)	3,528,222	1	3,528,223
Retention of profits	27	—	—	—	—	—	—	242,470	(242,470)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(350,538)	300,461	(50,077)	(1)	(50,078)
Other comprehensive income:
Defined benefit plans adjustment, net		—	(66)	—	—	—	—	—	—	—	(66)	—	(66)
Derivatives cash flow hedge, net	27	—	—	—	—	10,358	(2,797)	—	—	—	7,561	—	7,561
Valuation adjustment on available-for-sale instruments	27	—	—	—	(3,026)	—	816	—	—	—	(2,210)	—	(2,210)
Income for the year 2020	27	—	—	—	—	—	—	—	463,108	—	463,108	1	463,109
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(220,271)	(220,271)	—	(220,271)
Balances as of December 31, 2020		2,418,833	31,714	671,492	801	(70,682)	18,631	412,641	463,108	(220,271)	3,726,267	1	3,726,268

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years between January 1 and December 31,

(Free translation of Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2020	2019
	Notes	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		463,109	593,009
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	35	73,357	70,541
Impairment	35	1,661	2,555
Provision for loans and accounts receivable from customers and owed by banks	32	378,290	393,737
Provision of contingent loans	32	19,149	1,512
Additional provisions	32	107,000	—
Fair value adjustment of financial assets held-for-trading		(909)	294
Changes in assets and liabilities by deferred taxes	17	(36,156)	(46,694)
(Gain) loss attributable to investments in companies with significant influence, net	14	5,099	(6,039)
(Gain) loss from sales of assets received in lieu of payment,net	36	(7,891)	(10,793)
(Gain) loss on sales of property and equipment, net	36	(30)	(90)
Charge-offs of assets received in lieu of payment	37	3,984	8,778
Other charges (credits) to income that do not represent cash flows		28,599	8,882
Net changes in exchange rate, interest and fees accrued on assets and liabilities		(7,117)	146,774

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(1,800,134)	354,308
(Increase) decrease in loans to customers		(1,137,533)	(2,343,162)
(Increase) decrease in financial assets held-for-trading, net		226,023	2,801
(Increase) decrease in other assets and liabilities		272,887	103,135
Increase (decrease) in current account and other demand deposits		3,843,145	1,738,840
Increase (decrease) in transactions from reverse repurchase agreements		(33,488)	1,711
Increase (decrease) in savings accounts and time deposits		(1,901,014)	184,946
Sale of assets received in lieu of payment or adjudicated		21,618	30,795
Total cash flows from operating activities		519,649	1,235,840

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		284,691	(302,427)
Payments for lease agreements	16	(28,705)	(29,374)
Net changes in leased assets	16	(847)	(1,725)
Purchases of property and equipment	16	(28,471)	(43,512)
Sales of property and equipment		401	92
Acquisition of intangible assets	15	(18,631)	(20,928)
Acquisition of investments in companies	14	—	(671)
Dividends received from investments in companies	14	1,439	963
Total cash flows from investing activities		209,877	(397,582)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of letters of credit		(2,382)	(3,268)
Issuance of bonds	22	889,135	2,625,176
Redemption of bonds		(1,221,026)	(1,546,572)
Dividends paid	27	(350,538)	(356,311)
Increase (decrease) in borrowings from foreign financial institutions		(999,925)	44,755
Increase (decrease) in other financial obligations		52,683	42,664
Increase (decrease) in other obligations with Central Bank of Chile		3,110,600	—
Payment of other long-term borrowings		(16,963)	(4,005)
Total cash flows from financing activities		1,461,584	802,439

TOTAL NET POSITIVE CASH FLOWS FOR THE YEAR		2,191,110	1,640,697

Effect of exchange rate changes		(34,366)	34,299

Cash and cash equivalents at beginning of year		3,931,371	2,256,375

Cash and cash equivalents at end of year	7	6,088,115	3,931,371

		2020	2019
		MCh$	MCh$
Operational Cash flow interest:
Interest received		1,777,086	2,010,563
Interest paid		(505,557)	(460,115)

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and 2019

(Free translation of Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Consolidated Financial Statements of Banco de Chile, for the year ended December 31, 2020 were approved by the Directors on January 28, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles:

(a)	Basis of preparation:

Legal dispositions

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (CMF) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting”.

In accordance with the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, in the Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of consolidation:

The Financial Statements of Banco de Chile as of December 31, 2020 and 2019 have been consolidated with its Chilean subsidiaries and foreign subsidiary using the global integration method (line-by-line). They include preparation of individual financial statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries

Consolidated Financial Statements as of December 31, 2020 and 2019 incorporate financial statements of the Bank and its subsidiaries. According IFRS 10 – “Consolidated Financial Statements”. Control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank have power over the investee when has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control. The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

●	The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders;

●	Potential voting rights maintained by the Bank, other holders of voting rights or other parties;

●	Rights emanated from other contractual arrangements;

●	Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries, continued:

The Bank reevaluates if it has or has not the control over an investee when the circumstances indicates that exists changes in one or more elements of control listed above.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

			Functional	Interest Owned
Rut	Subsidiaries	Country	Currency	Direct		Indirect		Total
				2020	2019	2020	2019	2020	2019
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A. (*)	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)	See Note No. 42

(ii)	Associates and Joint Ventures

Associates

An associate is an entity over whose operating and financial management policy decisions the Bank has significant influence, without to have the control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other considered factors when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity even though the Bank had participation less than 20% of the voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method. In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(ii)	Associates and Joint Ventures, continued:

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According to IFRS 11 “Joint Arrangements”, an entity will determine the type of joint arrangement in which it is involved, and may classify the agreement as a “Joint operation” or a “Joint venture”.

For investments defined like “Joint Operation”, their assets, liabilities, income and expenses are recognised by their participation in joint operation.

For investments defined like “Joint Venture”, they will be registered according equity method.

Investments in other companies that, for their characteristics, are defined like “Joint Ventures” are the following:

●	Artikos S.A.

●	Servipag Ltda.

(iii)	Shares or rights in other companies

These are entities in which the Bank does not have significant influence. They are presented at acquisition value (historical cost) less any adjustment for impairment.

(iv)	Special purpose entities

According to current regulation, the Bank must be analyzing periodically its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

As of December 31, 2020 and 2019 the Bank does not control and has not created any SPEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(v)	Fund management

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and therefore not included in the Statement of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal. This assessment should consider the following:

-	The scope of their authority to make decisions about the investee.
-	The rights held by third parties.
-	The remuneration to which he is entitled in accordance with the remuneration arrangements.
-	Exposure, decision maker, the variability of returns from other interests that keeps the investee.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned rule, do not control these funds when they exercise their authority to make decisions. Therefore, as of December 31, 2020 and 2019 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly or indirectly. It is presented as a separate item in the Consolidated Statement of Income and the Consolidated Statement of Financial Position.

(d)	Use of estimates and judgment:

Preparing Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

1.	Provision for loan losses (Notes No. 11. No. 12 and No. 32);
2.	Useful life of intangible, property and equipment and leased assets and lease liabilities (Notes No.15 and No.16);
3.	Income taxes and deferred taxes (Note No. 17);
4.	Provisions (Note No. 24);
5.	Contingencies and Commitments (Note No. 26);
6.	Fair value of financial assets and liabilities (Note No. 39).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(d)	Use of estimates and judgments, continued:

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the year that the estimate is reviewed.

During the year ended December 31, 2020 there have been no significant changes in the estimates made other than those disclosed in Note No. 4 Changes in Accounting Policies and Disclosures.

(e)	Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Consolidated Statement of Financial Position and the Consolidated Statement of Other Comprehensive Income. This involves selecting the particular basis or method of measurement.

In the Consolidated Financial Statements several measuring bases are used with different levels mixed among them. These bases or methods include the following:

(i)	Initial recognition

The Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities and other assets o liabilities on the date of negotiation. Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset.

(ii)	Classification

Assets, liabilities and income accounts have been classified in conformity with standards issued by the CMF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(iii)	Derecognition of financial assets and financial liabilities

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Consolidated Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

(a)	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

(c)	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

(i)	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(iv)	Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(v)	Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

(vi)	Fair value measurements

Fair value of a financial instrument is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between participants in a main market (or more advantageous) at the measurement date under current market conditions, regardless of whether that price is directly observable or estimated using another valuation technique. The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique use the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on any available observable market data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(vi)	Fair value measurements, continued:

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 39.

(f)	Functional currency:

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s Consolidated Financial Statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

(g)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position. All differences are recorded as a debit or credit to income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(g)	Transactions in foreign currency, continued:

As of December 31, 2020, the Bank applied the exchange rate of accounting representation according to the standards issued by the CMF, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$711.90 US$1 (Ch$751.88 to US$1 in 2019).

The gain of Ch$156,662 million for net foreign exchange transactions, net (Ch$30,886 million in 2019) shown in the Consolidated Statements of Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8. The Bank’s operating segments are determined based on its different business units, considering the following factors:

(i)	That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)	That separate financial information is available.

(i)	Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(i)	Cash and cash equivalents, continued:

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)	Cash and cash equivalents correspond to “Cash and Bank Deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus instruments held-for-trading and available-for-sale that are highly liquid and have an insignificant risk of change in value, maturing in less than three months from the date of acquisition, plus repurchase agreements that are in that situation. Also includes investments in fixed income mutual funds, according to instructions of the CMF, that are presented under “Trading Instruments” in the Consolidated Statement of Financial Position.

(ii)	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)	Financial assets held-for-trading:

Financial assets held-for-trading consist of securities acquired with the intention of generating profits as a result of short-term prices fluctuation or as a result of brokerage activities, or are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair value. Accrued interest, gains or losses from their fair value adjustments, as well as gains or losses from trading activities, are included in “Net financial operating income” in the Consolidated Statement of Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(k)	Operations under resale and repurchase agreements:

The Bank carries out operations under resale agreements as a form of investment. The securities purchased under these agreements are recognized on the Bank’s Consolidated Statement of Financial Position under “Investments under resale agreements”, which is valued in accordance with the agreed-upon interest rate, through of method of amortized cost. According to rules, the Bank not register as own portfolio the instruments bought within resale agreements.

The Bank also carries out operations under repurchase agreements as a form of financing. The investments that are sold under repurchase obligation and that serve as collateral for borrowings are classified as “Financial Assets held-for-trading” or “Available-for-sale Instruments”. The obligation to repurchase the investment is classified in the liability as “Obligations under repurchase agreements”, which is valued in accordance with the agreed-upon interest rate.

As of December 31, 2020 and 2019 it not exist operations corresponding to securities lending.

(l)	Derivative instruments:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Income.

In addition, the Bank includes in the valorization of derivatives the “Credit Valuation Adjustment” (CVA), to reflect the counterparty risk in the determination of fair value and the Bank’s own credit risk, known as “Debit valuation adjustment” (DVA).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(l)	Derivative instruments, continued:

If a derivative instrument is classified as a hedging instrument, it can be:

(1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or;

(2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)	at its inception, the hedge relationship has been formally documented;

(b)	it is expected that the hedge will be highly effective;

(c)	the effectiveness of the hedge can be measured in a reasonable manner; and

(d)	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: changes in the fair value of a hedged instruments derivative, designed like “fair value hedges”, are recognized in income under the line “Net interest income” and/or “Foreign exchange transactions, net”. Hedged item also is presented to fair value, related to the risk to be hedge. Gains or losses from hedged risk are recognized in income under the line “Net interest income” and adjust the book value of item hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(l)	Derivative instruments, continued:

Cash flow hedge: changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Other Comprehensive Income”, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and/or “Foreign exchange transactions, net”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, changes in fair value are recognised directly in income in the item “Net financial operating income”.

If the hedged instruments does not comply with criteria of hedge accounting of cash flow, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge).

(m)	Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)	Valuation method

Loans are initially measured at cost plus incremental transaction costs, and subsequently measured at amortized cost using the effective interest rate method minus any impairment, except when the Bank defined some loans as hedged items, which are measured at fair value, changes are recorded in the Consolidated Statement of Income, as described in letter (l) of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(ii)	Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)	Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(iv)	Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of Accounting Standards Compendium of the CMF:

a)	In case of debtors subject to individual assessment, are considered in impaired portfolio “Non-complying loans” and the categories B3 y B4 of “Substandar loans” defined in letter m) v.i).

b)	Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans” defined in letter m) v. v).

(v)	Allowance for loan losses

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of loans and in the case of contingent loans, they are shown in liabilities under “Provisions”.

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. Said models, as well as modifications to their design and application, are approved by the Bank’s Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i) Allowance for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers should focus on its credit quality related to the ability to payment, to have sufficient and reliable information, and to analyze in regard to guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must be asses the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

v.i.1 Normal Loans and Substandard Loans:

Normal loans: correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days. Loans classified in this category are B1 through B4.

As a result of individual analysis of the debtors, the banks must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Classification	Category of the debtors	Probability of default (%)	Loss given default (%)	Expected loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal Loans	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000

	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
Substandard Loans	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i) Allowance for individual evaluations, continued:

v.i.1 Normal Loans and Substandard Loans, continued:

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of Banking Accounting Standards Compendium.

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor’s credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

The banks must use the following equation:

Provision debtor = (ESA-GE) x (PD debtor /100)x(LGD debtor /100)+GE x(PD guarantor/100)x(LGD guarantor/100)

Where:

ESA = Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees

GE = Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingents loans.

v.i.2 Non-complying Loans:

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i) Allowance for individual evaluations, continued:

v.i.2 Non-complying Loans, continued:

This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
Non-complying loans	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For these loans, the expected loss must be calculated in the following manner:

Expected loss = (TE – R) / TE

Allowance = TE x (AP/100)

Where:

TE = total exposure

R = recoverable amount based on estimates of collateral value and collection efforts

AP = allowance percentage (based on the category in which the expected loss should be classified).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i) Allowance for individual evaluations, continued:

v.i.2 Non-complying Loans, continued:

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (v.i) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

(v.ii) Allowances for group evaluations

Group evaluations are relevant to address a large number of operations whose individual amounts are low or small companies. Such assessments, and the criteria for application, must be consistent with the transaction of give the credit. Require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.ii) Allowances for group evaluations, continued:

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans, collateral are not considered for the purpose of estimating the expected loss.

The Bank must discriminate between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iii) Standard method of provisions for Mortgage Loans

According to the established by the CMF, the provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

Provision factor applicable according past due and CMG
		Past due days at the end-month
CMG	Concept	0	1-29	30-59	60-89	Non – Complying Loans
	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
CMG ≤ 40%	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
40% < CMG ≤ 80%	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
80% < CMG ≤ 90%	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
CMG > 90%	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:
PD	: Probability of default
LGD	: Loss given default
EAD	: Exposure at default
CMG	: Outstanding loan capital/Mortgage Guarantee value

In the event that a single debtor maintains more than one home mortgage loan with the bank and one of them is 90 days or more behind, all such loans will be assigned to the defaulted portfolio, calculating the provisions for each one of them. They agree with their respective percentages of CMG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iv) Commercial portfolio

To determine the allowances of the commercial portfolio, the Bank must consider the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

a)	Commercial Leasing Operations

The provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
Days of default of the operation	Type of asset
at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship will be made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iv) Commercial portfolio, continued:

b)	Generic commercial placements and factoring

In the case of factoring operations and other commercial placements, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk (as indicated in paragraph 3 of Chapter B-3 ), will depend on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
Days of default at the	With collateral		Without
month-end	PTVG≤100%	PTVG>100%	collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.0	3.2
	60% < PTVG≤ 75%	20.3	12.8
	75% < PTVG ≤ 90%	32.2	20.3
	90% < PTVG	43.0	27.1
Without collateral		56.9	35.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iv) Commercial portfolio, continued:

b)	Generic commercial placements and factoring, continued:

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 of Chapter B-1 Residential mortgage portfolio may be considered, computed as the difference between 80% of the property’ commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken:

i. Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral’s value of the covered product.

ii. Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the Updated Collection of Standards should be considered.
-	Possible situations that could be causing temporary increases in the values of the collaterals.
-	Limitations on the amount of coverage established in their respective clauses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.v) Portfolio in default

The portfolio in default includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital. This condition does not apply in the case of debtors who only have credits for financing higher education in accordance with Law No. 20,027.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(v.vi) Provisions related to financing with FOGAPE COVID-19 guarantee

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses must be determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible will be applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(vi)	Charge-offs

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

(vi.i) Charge-offs of loans to customers

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

b)	When the debt without executive title expires 90 days after it was recorded in asset.

c)	At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.

d)	When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(vi)	Charge-offs, continued:

(vi.ii) Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)	The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)	When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii) Loan loss recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Income, as a reduction of the “Provisions for Loan Losses” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset. The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(n)	Investment instruments:

Investment instruments are classified into two categories: Investments to maturity and Instruments available for sale. The category of Investments to maturity includes only those instruments in which it have the capacity and intention to hold them until their expiration date. The other investment instruments are considered as available-for-sale.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as a result of fair value adjustments are recorded in “Other comprehensive income” within Equity. When these investments are sold, the cumulative fair value adjustment existing within equity is recorded directly in income under “Net financial operating income”.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting as described in Note No. 2 letter (l).

As of December 31, 2020 and 2019, the Bank does not held to maturity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(o)	Intangible:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated. Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

(p)	Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2020 and 2019 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the year in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(q)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Statement of Financial Position according to IAS 12 “Income Tax”.

(r)	Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance. The CMF requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(s)	Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes. Investment properties are measured at cost, less accumulated depreciation and impairment and are presented under “Other Assets”.

(t)	Debt issued:

Financial instruments issued by the Bank are classified in the Statement of Financial Position under “Debt issued” items, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder or to satisfy the obligation other than by the exchange of a fixed amount of cash.

Debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(u)	Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)	a present obligation has arisen from a past event;

ii)	as of the date of the financial statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and

iii)	the amount can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in the complementary information:

i.	Guarantees and sureties: Comprises guarantees, sureties and standby letters of credit. In addition it includes payment guarantees for purchases in factoring transactions.

ii.	Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank which have not yet been negotiated.

iv.	Documented guarantee with promissory notes.

v.	Undrawn credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vi.	Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of irrevocable lines of credit linked to the progress of projects, or credits for higher studies referred to in Law No. 20,027.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(u)	Provisions and contingent liabilities, continued:

vii.	Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

Exposure to credit risk on contingent loans:

In order to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Accounting Standards Compendium of the CMF, the amount of exposure that must be considered shall be equivalent to the percentage of the amounts of contingent loans indicated below:

Type of contingent loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Guarantee deposits	50%
e) Undrawn credit lines	35%
f) Other loan commitments:
- College education loans Law No. 20,027	15%
- Others	100%
g) Other contingent loans	100%

Notwithstanding the above, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Accounting Standards Compendium of the CMF, that exposure shall be equivalent to 100% of its contingent loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(v)	Provisions for minimum dividends:

According with the Accounting Standards Compendium of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year.

(w)	Employee benefits:

(i)	Staff accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)	Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)	Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with 30 or 35 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(w)	Employee benefits, continued:

(iii)	Staff severance indemnities, continued:

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (2.31% as of December 31, 2020 and 3.17% as of December 31, 2019).

The discount rate used corresponds to the rate of 10-year Chilean Central Bank Bonds in pesos (BCP).

Losses and gains caused by changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that must be recognized by the Bank.

(x)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. As of December 31, 2020 and 2019 there are no concepts to adjust.

(y)	Interest revenue and expense:

Interest income and expenses are recognized in the income statement using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(y)	Interest revenue and expense, continued:

For its impaired portfolio and high risk loans and accounts receivables from clients, the Bank has applied a conservative position of discontinuing accrual-basis recognition of interest revenue in the income statement; they are only recorded once received. In accordance with the above, suspension occurs in the following cases:

Loans with individual evaluation:

●	Loans classified in categories C5 and C6: Accrual is suspended by the sole fact of being in the impaired portfolio.

●	Loans classified in categories C3 and C4: The accrual is suspended after have fulfilled three months in the impaired portfolio.

Group evaluation loans:

●	Any credit, with the exception of those that have real guarantees that reach at least 80%: The accrual is suspended when the credit or one of its installments has reached six months of delay in its payment.

Notwithstanding the above, in the case of loans subject to individual evaluation, recognition of income from accrual of interest and readjustments can be maintained for loans that are being paid normally and which correspond to obligations whose cash flows are independent, as can occur in the case of project financing.

The suspension of recognition of revenue on an accrual basis means that, while the credits are kept in the impaired portfolio, the related assets included in the Consolidated Statement of Financial Position will increase with no interest, or fees and adjustments in the Consolidated Statements of Income, and income will not be recognized for these items, unless they are actually received.

(z)	Fees and commissions:

Revenue and expenses from fees are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(z)	Fees and commissions, continued:

The fees registered by the Bank correspond mainly to:

−	Commissions for lines of credit and overdrafts: they are accrued in the period related to the granting of lines of credit and overdrafts in current account.

−	Commissions for guarantees and letters of credit: they are accrued in the period related to the granting of payment guarantees for real or contingent obligations of third parties.

−	Commissions for card services: correspond to commissions earned and accrued during the period, related to the use of credit, debit and other cards.

−	Commissions for account management: includes commissions for the maintenance of current accounts and other deposit accounts.

−	Commissions for collections, collections and payments: correspond to collection, collection and payments services provided by the Bank.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

−	Remuneration for insurance commercialization: Income generated by the sale of insurance is included.

−	Commissions for investments in mutual funds and others: corresponds to commissions originated in the administration of mutual funds.

−	Other commissions earned: Income generated by currency changes, financial advice, use of distribution channels, use of trademark agreement and placement of financial products and cash transfers and recognition of payments associated with commercial alliances, among others, are included.

Fees for commissions include:

−	Remuneration for card operations: commissions paid for the operation of credit and debit cards are included.

−	Inter-bank transactions: Corresponds to commissions paid to the automatic clearing house for transactions carried out.

−	Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.

−	Other commissions: commissions for collection, payments and other online services are included.

(aa)	Identifying and measuring impairment:

Financial assets, different to loans to customers

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate original.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(aa)	Identifying and measuring impairment, continued:

An impairment loss on a financial asset available-for-sale is calculated based on its fair value. In this case, the objective evidence includes a significant and prolonged decline, under the original investment cost in the fair value of the investment.

If there is evidence of impairment, any amount previously recognized in equity, net gains (losses) not recognized in the income statement, are removed from equity and recognized in the income statement for the year, presenting as net gains (losses) related to financial assets available-for-sale. This amount is determined as the difference between the acquisition cost (net of any repayment and amortization) and the current fair value of the asset, less any impairment loss on that investment that has been previously recognized in the Income Statement.

When the fair value of the available-for-sale debt security recovers to, at least, amortized cost, it is no longer considered impaired and subsequent changes in fair value are reported in equity.

All impairment losses are recognized in the incomes statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the incomes statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. The amount of the reversal is recognized in profit or loss up to the amount previously recognized as impairment. An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(aa)	Identifying and measuring impairment, continued:

Non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, excluding investment properties and deferred tax assets, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount. An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired. If any indication exists, the Bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the major value between fair value (less costs to sell) and its value in use. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated cash flows are discounted to their present value using a discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

Impairment losses related to goodwill cannot be reversed in future years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(ab)	Lease transactions:

(i) The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the statement of financial position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

(ii) The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment.

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Income Statement based on the linear depreciation method from the start date and until the end of the lease term.

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 “Leases” the bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

2.	Summary of Significant Accounting Principles, continued:

(ac)	Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note No. 26 letter (a).

(ad)	Customer loyalty program:

The Bank maintains a loyalty program to provide incentives to its customers, which allows to acquire goods and/or services, based on the exchange of prize points (“Dolares-Premio”), which are granted based on the purchases made with Bank’s credit cards and the compliance of certain conditions established in said program. The consideration for the prizes is made by a third party. In accordance with IFRS 15, these associated benefit plans have the necessary provisions to meet the delivery of committed future performance obligations.

(ae)	Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank.

As of December 31, 2020 the additional provisions amounted Ch$320,252 million (Ch$213,252 million in December 2019), which are presents in the item “Provisions” of the liability in the Consolidated Statement of Financial Position. See Notes Relevant Events and Note Provisions.

(af)	Reclassifications:

There have not been significant reclassifications at the end of the year 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Chilean Commission for the Financial Market (CMF):

3.1.1 Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of materiality or relative importance.

The IASB issued changes to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and align these standards with the Revised Conceptual Framework issued in March 2018, to facilitate companies to make materiality judgments.

Under the old definition omissions or misrepresentations of elements are important if they could, individually or collectively, influence the economic decisions that users make on the basis of Financial Statements (IAS 1 Presentation of Financial Statements).

The new definition states that information is material if the omission, distortion or concealment of the information can reasonably be expected to influence decisions that primary users of financial statements of general purpose make on the basis of those financial statements, which provide financial information about a specific reporting entity.

This amendment had no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement. Interest rate benchmark reform.

In September 2019, the IASB issued amendments to IFRS 9, IFRS 7 and IAS 39, as a result of the IBOR (Interbank Offered Rate) reform, which results in the replacement of existing reference interest rates, by alternative interest rates.

The amendments provide temporary application exceptions that allow hedge accounting to continue during the uncertainty period, prior to the replacement of existing reference interest rates.

This amendment had no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Amendment to IFRS 16 Leases, for facilities granted to lessees related to COVID-19.

During May 2020, the IASB issued the amendment to IFRS 16 Leases, to make it easier for lessees to account for changes in leases, due to the pandemic declared by COVID-19.

The amendment adds a practical simplification that deviates from the requirements in IFRS 16, and is provided only to give lessees practical relief during COVID-19. Therefore, it is not mandatory and empowers the lessee to choose whether or not to use practical simplification.

A lessee making this election must recognize in the accounting the changes resulting from the reductions in the rental payment, directly related to the COVID-19, consistent with the treatment that currently exists in the standard, to reflect a modification that does not mean a change in the lease contract.

Lessees are required to retrospectively apply the amendment, recognizing any differences that arise from initial application in the opening balance of retained earnings at the beginning of the annual reporting period from which the lessee first applies the amendment.

The amendment is applicable to the annual fiscal years beginning on or after June 1, 2020.

The implementation of this amendment had no impact for Banco de Chile and its subsidiaries.

Accounting Standards issued by the CMF.

Circular No. 2,247. Foreclosed assets or received in lieu of payment. The sale period is extended.

On March 25, 2020, the CMF published this circular, which incorporated modifications to Chapter 10-1 “Assets received or awarded in payment of obligations” of the RAN. This circular is part of the work being done by the CMF in face of the worldwide outbreak of COVID-19 virus.

The transitory standard establishes an additional term of up to 18 months to dispose of the assets, in the case of assets that have been received or awarded lieu of payment from March 1, 2019 to September 30, 2020.

The standard also authorizes banks to make use of this additional period, so that the charge-offs that they must currently carry out at 12 months is carried out in installments, at least a proportion of the value of the property must be charge-off, equivalent to the relationship between the number of months elapsed from the date of receipt and the number of months between that date and that the bank sets for its disposal under the additional term granted.

The Bank used the additional term for those assets that meet the requirements required for the application of this standard, not generating a material impact on the results of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,248. Equity for legal and regulatory purposes. Treatment of guarantees in favor of third parties in bilateral compensation agreements.

Regarding the minimum ratios that Effective Equity must meet with respect to its risk-weighted assets defined in Chapter 12-1 of the Actualized Standards Compilation (“RAN”), dated March 30, 2020, the CMF issued instructions for the treatment of Guarantees constituted in favor of third parties for bilateral compensation contracts, allowing banks may deduct from them, the net fair value of negative offset positions, to determine the asset subject to risk weighting, to the extent that certain conditions relating to the legal basis that protects them and the controls that they maintain over them are met.

These instructions are consistent with the rules of the Basel III Framework, regarding the determination of the net exposures of assets and liabilities covered by legally recognized compensation contracts in the jurisdictions to which the parties are entitled.

The new rules were implemented at the end of March 2020, without generating a significant impact on the indicators of capital adequacy.

Circular No. 2,250. Equity for legal and regulatory purposes. It allows adding to the additional provisions a proportion of the State guarantees.

In response to the situation faced by financial markets and audited entities as a result of the health crisis caused by the COVID-19 pandemic, on April 20 the CMF published Circular No. 2,250, through which Banks may add to the additional provisions, within the limit of 1.25%, an amount of up to 15% of the guarantees that cover the risk-weighted assets, the guarantees that correspond to endorsements or refinancing granted by the Chilean Treasury, CORFO and FOGAPE.

The new rules were implemented at the end of April 2020, without generating a significant impact on the indicators of capital adequacy on the date of implementation; however, this standard was subsequently repealed on August 21, 2020 (See Circular No. 2,265).

Circular No. 2,252. Aspects related to the Guarantee Lines COVID-19 of the Guarantee Fund for Small and Medium Entrepreneurs (“FOGAPE” by its Spanish initials), regarding provisions and other matters.

On April 30, 2020, the CMF published this circular that regulates aspects related to the FOGAPE Guarantee Lines COVID-19, addressing the following matters:

1)	Exceptional measures for the treatment of loan provisions in installments of the commercial portfolio;

2)	The classification of the debtors and the calculation of the default;

3)	The establishment of procedures to control the eligibility conditions of the debtors;

4)	The destination of the financing and;

5)	Sending periodic information to the CMF incorporating news regulatory files.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Among the main aspects of the regulations, it stands out that for those credits that are granted under the FOGAPE COVID-19 program, the provisions of the credits in debtor installments that are rescheduled, and that comply with the established conditions, may to be held constant during the grace or rescheduling period granted by the financial institution. This is for a period of up to six months.

With this measure, the conditions for granting these financing are facilitated and, at the same time, prudential aspects of credit risk that must be observed by financial institutions that participate in the FOGAPE COVID-19 credit lines are protected.

These modifications are effective until October 31, 2021.

Circular No. 2,257. It allows the recognition of the mortgage guarantee surplus for the housing in the standard provisions model as a risk mitigator of the groupal commercial portfolio.

On May 22, 2020, the CMF published Circular No. 2,257 which introduces modifications to Chapter B-1 “Provisions for credit risk” of the Compendium of Accounting Standards for Banks.

Due to the effects that the health crisis caused by the COVID-19 pandemic will have on banking activity and credit risk, the modification allowed the recognition of the mortgage guarantee surplus associated with mortgage loans in the standard model as a mitigator in the standard provisioning model for the groupal commercial portfolio. This is a temporary relaxation, once the new Basel III capital framework has been implemented, the standard provisions models will be reviewed to make them consistent with those used to calculate credit risk-weighted assets.

The application of this modification did not generate a material impact on the results of the year.

Circula Circular No. 2,265. Modifies RAN chapter 12-1 (Risk-Weighted Assets (RWA) of bank loans guaranteed by the Chilean Treasury, CORFO and FOGAPE).

On August 21, 2020, the CMF modified chapter 12-1 of the updated compilation of standards (RAN) that corresponds to the Equity for legal and regulatory purposes, with this new treatment, they are incorporated into category 2 of the classification of risk-weighted assets, the amounts of the credits that are guaranteed by the Chilean Treasury, CORFO and FOGAPE, which consequently go from having a weighting for credit risk of 100% to 10%. Consequently, the regulations in Circular No. 2,250 dated April 20 were modified.

The adoption of this standard meant an increase in the solvency ratio of approximately 0.4%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,267. Factoring operations.

On August 31, 2020, the CMF published Circular No. 2,267, in which it gives instructions regarding the discount of invoices by banks and their factoring subsidiaries, which is currently limited to the assignment of credits originated in the sales of goods or provision of non-financial services, carried out by the natural or legal persons with whom the factoring operation is agreed, or on behalf of whose buyers the payment commitment is assumed, the CMF resolved to allow the discount of invoices from assignees other than their originator , given the safeguards provided by Law No. 19,983 in force today.

The Bank and its subsidiaries had no impact due to the implementation of this standard since they have not carried out factoring operations by discounting invoices from assignees other than the originator.

Other instructions issued by the CMF – Management Letters.

On April 2, 2020, in the context of the circumstances faced the country due to the COVID-19 pandemic and in order to facilitate the implementation by banks of payment flexibilities for its debtors, the CMF by Management Letter temporarily authorized and under certain conditions, exceptional measures to the treatment of the provisions of the credit operations for the credit portfolios evaluated as a group (mortgage, commercial and consumer) that were subject to rescheduling.

The validity of the exceptional period for the treatment of provisions for group portfolios begins on March 18, 2020 and ends on July 31, 2020, both dates inclusive. As a necessary condition to use the relaxations in provisions, the banks must fully evaluate the financial and credit condition of the debtors who will be eligible for the granting of the relaxations conditions. In no case may the treatment include debtors in default in accordance with the provisions regulations. Additionally, the debtors eligible for the special treatment of provisions were those that are up to date or had a default of no more than 30 days in the month in which the rescheduling is performed, during the period of validity.

The exceptional treatment allowed entities to maintain the associated provisions in the standard provision matrix that corresponded to the time of rescheduling. On the other hand, in the case of consumer portfolios, the parameters of Expected Credit Loss (PI and PDI) could be maintained, in accordance with the specific provisions models used by each institution.

In this same area, on July 31, 2020, the CMF extended the transitional measures indicated above until August 31, 2020. The special treatment for the calculation of provisions was extended to the extent that certain conditions will be observed, such as: i) evaluation of the financial and credit situation of eligible debtors, ii) debtors up-to-date in the payment of their obligations or with a default no more than 30 days in the month in which the rescheduling is carried out, iii) a maximum extension period of 3 months for mortgage and commercial loans, iv) in the case of loans with prior rescheduling, the total sum of the extension period cannot exceed 6 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

On July 17, 2020, the CMF instructed through a Management Letter how institutions should calculate and implement the calculation of provisions for COVID-19 loans, and the conditions under which they are can substitute the credit risk of the direct debtor for the credit quality of the FOGAPE. Said instructions established as a maximum term the end of the year 2020, to constitute all the provisions for this concept. In this context, Banco de Chile recognized the total effect of these provisions at the end of September, recording an accumulated charge to income for the year for Ch$57,866 million before taxes, of which Ch$27,700 million corresponded to the effect of constitution of provisions for deductible.

Other regulations adopted.

Law No. 21,167

On January 1, 2020, Law No. 21,167 entered into force, which regulates the forms of payment of the lines of credit associated with bank current accounts. This law established the automatic payment of the overdraft line associated with the current account, which operates by default, unless the client instructs his bank to operate a different payment method that is more comfortable for them.

The implementation of this new law generates a decrease in interest earned and loan volumes.

Law No. 21,210

On February 24, 2020, Law No. 21,210 was published in the Official Journal, which modernizes the tax legislation, incorporating modifications to different legal texts, mainly the Tax Code, the Law on Income Tax and the Law on Sales and Services Tax (VAT).

In relation to the tax regime of income tax, the regime with partial credit imputation is maintained.

In terms of expenses necessary to produce the income of companies, a new definition is established, linking it to the interest, development or maintenance of the business, of the sole tax established in article 21 of the Income Law.

In relation to the VAT Law, one of the changes corresponded to the incorporation of certain services related to entertainment, intermediation, software and other items that are carried out through digital platforms.

Another modification was the establishment of a land tax surcharge incorporated in Law No. 17,235, which taxes all the real estate that is registered in the taxpayer’s name, incorporating the real estate delivered in leasing with purchase option (Leasing).

The implementation of these legal changes did not have a significant impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Law No. 21,234

On May 29, 2020, Law No. 21,234 was published in the Official Journal, effective as of the same date, which modifies and replaces Law No. 20,009, limiting the liability of payment card holders or users and electronic transactions in the event of loss, theft, robbery or fraud.

This new law applies to users or holders of “Payment Methods” defined as all payment cards (debit, credit and pre-payment cards), whether or not they are issued by entities subject to the supervision of the CMF and electronic transactions, giving it a fairly broad definition, which includes all operations carried out by electronic means that cause charges, credits or money orders in different types of account.

Users or holders of Payment Methods are obliged to send a notice to the respective issuer, as soon as they become aware of a loss, theft, robbery or fraud that affects their payment methods. Immediately after receiving this notice, the issuer must proceed to block it.

In the case of operations subsequent to the notice, the user or owner will be exempt from liability, and the respective issuer must answer for them.

For operations prior to the notice, the user or owner will have a period of 30 business days following the notice, to claim them, being able to refer to operations carried out up to 120 calendar days prior to the date of the notice.

The burden of proof for operations that the user does not know to have authorized will always fall on the issuer, who is also prevented from offering users the purchase of insurance whose coverage corresponds to risks or claims that the issuer must assume in accordance with this law.

The implementation of this new law did not have significant impacts on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

Law No. 21,236

On June 3, 2020 Law No. 21,236 was published that regulates Financial Portability, which aims to facilitate people, micro and small businesses to change from one financial service provider to another, or from a financial product or service valid to another new one contracted with the same provider, for deeming it convenient.

This new law came into force on September 8, 2020. Banco Chile and its subsidiaries implemented the necessary measures to comply with the portability law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

3.1.2 New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by IASB that are not yet effective as of December 31, 2020, are detailed below:

Accounting standards issued by IASB.

IAS 28 — Investments in Associates and Joint Venture, and IFRS 10 — Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses should be recognized against loss of control of a business. Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

Limited Scope Amendments and Annual Improvements 2018-2020.

In May 2020, the IASB published a package of amendments of limited scope, as well as the 2018-2020 Annual Improvements, whose changes clarify the wording or correct minor consequences, omissions or conflicts between the requirements of the Standards.

Among other modifications, it contains amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets which specify the costs that an entity should include when evaluating whether a contract will cause losses.

These amendments will be effective as of January 1, 2022 and it is estimated that Banco de Chile and its subsidiaries will not have significant impacts on the Consolidated Financial Statements as a result of the application of these amendments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement IFRS 4 Insurance Contracts and IFRS 16 Leases. Interest Rate Benchmark Reform.

In August 2020, the IASB issued a set of amendments related to phase two of the Interest Rate Benchmark Reform which modifies IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

The amendments complement the changes issued during 2019 and focus on the effects on the financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate. The amendments in phase two refer to changes that affect the contractual cash flows. A company does not need to write off / adjust the book value of financial instruments for changes, but rather update the effective interest rate to reflect the change to an alternative benchmark. In the case of hedge accounting, a company does not need to discontinue hedge accounting because it makes the changes required by the reform if the hedge meets other hedge accounting criteria. Regarding disclosures, the company must disclose information about the new risks arising from the reform and how it manages the transition to the alternative benchmark rates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2021. Early adoption of modifications is also allowed.

Banco de Chile and its subsidiaries will have no a significant impact on the Financial Statements resulting from the application of this amendment.

Accounting standards issued by the CMF.

Circular No. 2,243. Amends Compendium of Accounting Standards for Banks.

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the Accounting Standards Compendium (CNC) for Banks.

The changes tend to further convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

The main changes introduced to the CNC correspond to:

1)	Incorporation of IFRS 9 with the exception of the Chapter 5.5 on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that the banking institutions must apply to determine the impairment of the loan portfolio (Chapter B-1 of the CNC, for provisions).

2)	Changes in the presentation formats of the Statement of Financial Position and Income Statement, when adopting IFRS 9 in replacement of IAS 39.

3)	Incorporation of new presentation formats for the Statement of Other Comprehensive Income and the Statement of Changes in Equity and guidelines on financing and investment activities for the Statement of Cash Flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

4)	Incorporation of a financial report “Management Comments” (according to the IASB Practice Document No. 1), which will complement the information provided by the interim and annual financial statements.

5)	Modifications of some notes of the financial statements, among which are: Financial assets at amortized cost and Risk management, in order to better comply with the disclosure criteria contained in the IFRS 7. In addition, disclosures about related parties are aligned according to IAS 24.

6)	Changes in the accounting plan of Chapter C-3 of the CNC, both in the accounts coding as well as in their description. The foregoing corresponds to the detailed information of the formats for the Statement of Financial Position, the Income Statement and the Statement of Other Comprehensive Income.

7)	Modification of the criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis, for any credit with a default equal to or greater than 90 days (Chapter B-2 of the CNC). Currently, the suspension of the recognition of interests and UF indexation occurs after 180 days.

8)	Adaptation of the limitations and precisions to the use of IFRS contained in Chapter A-2 of the CNC.

In accordance with that established under the Circular No. 2,249 dated April 20, 2020, the new standard will be applicable from January 1, 2022, with a transition date of January 1, 2021, for purposes of the comparative Financial Statements that must be published from March 2022.

Nevertheless, the change in criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis as provided in Chapter B-2, shall be adopted no later than January 1, 2022.

The Bank and its subsidiaries have structured an implementation project and have established various Committees to ensure its implementation. All this in order to comply with the new standards required for the preparation and presentation of the Financial Statements. The application of the rule of suspension of the recognition of interest and UF indexation on an accrual basis after 90 days of default will not have a significant impact on the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

3.1.3 Standards related to the implementation of Basel III.

During 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, in accordance with the established on Law No. 21,130 that modernizes banking legislation. The new Law adopts the highest international standards in banking regulation and supervision, strengthening international competitiveness and contributing to the financial stability of the country.

On March 30, 2020, the CMF reported that, in coordination with the Central Bank of Chile, it resolved to postpone the implementation of the Basel III requirements for one year and maintain the general regulatory framework in force for banking capital requirements until December 2021.

On December 1, 2020, the CMF finalized the process of issuing the necessary regulations for the implementation of the capital framework of the Basel III standards. The culmination of this regulatory process, which began with the first standard in public consultation in August 2019, represents a relevant step in strengthening the solvency and stability of the financial system. The new capital framework will allow for a more solid and robust banking system, a fundamental condition to face the impacts of the economic downturn with better tools.

The new standards, in addition to increasing the capitalization levels of Chilean banks; facilitate access to new and better sources of financing; harmonize the requirements between subsidiaries of foreign banks and local banks; and they contribute to the internationalization process of Chilean banking.

The new regulatory body issued by the CMF for the full implementation of the new capital requirements corresponds to the following:

-	Equity for legal and regulatory purposes.

-	Additional Capital Instruments Level 1 for the constitution of effective equity: preferred shares and bonds without fixed maturity term of article 55 bis of the General Banking Act.

-	Level 2 capital instruments for the constitution of effective equity: subordinated bonds of article 55 of the General Banking Act.

-	Determination of weighted assets by credit risk.

-	Determination of weighted assets by market risk.

-	Standardized methodology for calculating weighted assets by operational risk.

-	Factors and methodology for Banks or group of banks rated as systemically important and requirements that may be imposed as a result of this rating.

-	Additional Basic Capital, Articles 66 Bis and 66 Ter of the General Banking Act.

-	Evaluation of the Sufficiency of the Banks’ Cash Equity.

-	Market discipline and transparency.

-	Relation between basic capital and total assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular 2,270. Updates Chapter 1-13 “Classification of management and solvency” and introduces to the RAN a new Chapter 21-13 “Evaluation of the adequacy of effective equity of banks”.

On September 11, 2020, the CMF issued the standard that sets the general criteria and guidelines for the determination of additional equity requirements as a result of the supervision process, called Pillar 2. The new Chapter 21-13, which distinguishes 2 processes (1) The capital self-assessment process, in which the banks themselves will determine their internal objective of effective equity, necessary to cover their risks in a horizon of at least three years and (2) The CMF’s assessment of the adequacy of banks’ effective equity to support their risk profile, as determined in the annual supervisory review process. This regulation will be effective immediately. The effective equity self-assessment report to be submitted by banks in 2021 will be based only on credit risk, and the one for 2022 will incorporate market and operational risks. Both reports will have a simplified format. As of 2023, the report with all its sections will be required, considering all the material risks of the institution, including those for which there is no measurement standard.

Circular No. 2,272, incorporates Chapter 21-12 “Additional basic capital, articles 66 bis and 66 ter of the general banking law” into the RAN.

On September 25, 2020, the CMF published the regulations that define the operating procedures for the calculation, implementation and supervision of additional capital charges, known as capital buffers (Conservation Buffer and a Countercyclical Buffer). Both buffers must be constituted with Common Equity Tier 1 (“CET1”), and its fulfillment will be a requirement to qualify with note A of solvency.

The Conservation Buffer is a fixed charge equal to 2.5% of the APR net of required provisions. The Cyclical Buffer is a variable charge that ranges between 0% and 2.5% of the RWA net of required provisions.

As of December 1, 2021, the requirement of the Conservation Buffer will be 0.625%, increasing by the same percentage each year, until reaching the regime on December 1, 2024. The same transitory requirement will apply to the maximum value of the Countercyclical Buffer that can be defined by the Chile Central Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,273. Incorporates Chapter 21-30 “Relationship between basic capital and total assets” in the RAN.

On October 5, 2020, the CMF issued the rule that regulates the calculation of the relationship between basic capital and total assets (leverage ratio). The standard introduces improvements both in the measurement of basic capital (numerator) and of the bank’s total assets (denominator). The lower limit of 3% for the leverage ratio was introduced in Chilean banking regulation in the 1997 LGB reform (Article 66). The regulation is effective as of December 1, 2020, without prejudice to the transitory measures for the calculation of regulatory capital, contemplated in Title V of Chapter 21-1 “Equity for legal and regulatory purposes” of the RAN. The first discount must be made on December 1, 2022, corresponding to 15% of the discounts. This amount will increase to 30% on December 1, 2023 and 65% on December 1, 2024, until full implementation is reached as of December 1, 2025.

Circular No. 2,274. Incorporates Chapter 21-1 “Equity for legal and regulatory purposes” into the RAN, replacing Chapter 12-1 “Equity for legal and regulatory purposes”.

On October 8, 2020, the CMF established the guidelines for calculating equity for legal and regulatory purposes, debugging items of low quality or whose value is uncertain in a settlement scenario and sets prudential rules for concentration, in accordance with the current legal framework. The standard considers the definition of three levels of capital, for which the terminology used by the Basel Committee is used, that is: Common Equity Tier 1 (“CET1”), Additional Tier 1 Capital (“AT1”) and Equity Tier 2 capital (“T2”). The first adjustment must be made on December 1, 2022, corresponding to 15% of the discounts. This amount will increase to 30% on December 1, 2023 and 65% on December 1, 2024, until reaching full implementation as of December 1, 2025.

Circular No. 2,276. Incorporates to the RAN Chapter 21-11 “Factors and methodology for banks or group of banks rated as systemically important and requirements that may be imposed as a result of this rating”.

On November 2, 2020, the CMF, with the prior favorable agreement of the Central Bank of Chile, established the dispositions that have as a reference framework the evaluation methodology established by the Basel Committee on Banking Supervision and international practice, considered for the identification and treatment of systemically important banks at the local level. Also, in line with the methodology used to classify systemic banks at the global level and the factors established in the General Banking Act, the identification is based on an index or measure of systemic importance per bank, constructed from variables that reflect the local impact of its financial impairment or eventual insolvency. Depending on the value of this index, a range of additional capital requirements is established.

The results of the process of identifying banks of systemic importance, and their additional requirements, will be reported through a founded resolution, with the prior agreement of the Central Bank of Chile, as of March 2021.

The requirements derived from the first application may be gradually established. The initial charge in December 2021 will be 0% and will increase by 25% each year until reaching the regime in December 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,279. Incorporates to the RAN Chapters 21-2 “Additional Capital Instruments Level 1 for the constitution of effective equity: preferred shares and bonds without fixed maturity term of article 55 bis of the General Banking Act” and 21-3 “Level 2 capital instruments for the constitution of effective equity: subordinated bonds of article 55 of the General Banking Act”.

On November 24, 2020, the CMF incorporated Chapter 21-2 into the RAN, which contains the minimum requirements and conditions that preference shares and bonds with no fixed maturity term must satisfy in article 55 bis of the General Banking Act and Chapter 21-3 of the RAN which contains the minimum requirements and conditions that subordinate bonds must satisfy in article 55 of the General Banking Act, this chapter repeals and replaces chapter 9-6 of the RAN.

These regulations came into effect on December 1, 2020, the date on which banks must determine the level of capital AT1 and T2 that is applicable, in accordance with the provisions of the regulations.

During the first year of application, subordinated bonds and voluntary provisions may be computed as equivalent to AT1 instruments, with a limit of 1.5% of the RWA net of required provisions. From the second year on, the substitution limit will progressively decrease (by 0.5%) to reach 0% in 4 years.

Circular No. 2,280. Standardized methodology for calculating Operational risk weighted assets (“ORWA”). Incorporates to the RAN Chapter 21-8.

On December 1, 2020. The CMF published the definitive norm related to the standardized methodology for computing ORWAs, incorporating chapter 21-8 to the RAN. The dispositions of this new Chapter consider the methodology established by the Basel Committee on Banking Supervision as a reference framework.

For the computation of operational risk, a single standard method is established, in accordance with the recommendations of the aforementioned Committee, not allowing the use of proprietary methodologies referred to in the second paragraph of article 67 for this type of risk.

The regulations entered into force on December 1, 2020. Also, it was established that until December 1, 2021, assets weighted by operational risk are equal to 0.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,281. Determination of Credit Risk Weighted Assets (“CRWA”). Incorporates to the RAN Chapter 21-6.

On December 1, 2020, the CMF published the definitive regulations related to the determination of CRWAs, incorporating chapter 21-6 to the RAN. As set out in the Article 67 of the General Banking Act, it is up to the CMF to establish standardized methodologies to cover the relevant risks of banking companies, among which is credit risk, with a prior favorable agreement from the Central Bank of Chile.

This new standard includes a transitory provision, which establishes that the computation of assets weighted by credit risk is carried out in accordance with the current dispositions of Title II of Chapter 12-1 of the RAN, until November 30, 2021; The new methodology must be applied as of December 1, 2021.

Circular No. 2,282. Incorporates to the RAN the new Chapter 21-7 on the determination of Market Risk Weighted Assets (“MRWA”).

On December 1, 2020, the CMF incorporated the new Chapter 21-7 on the determination of MRWA into the RAN.

For the application of the provisions of this new Chapter, which will be in force as of December 1, 2020, a transitional disposition is contemplated that considers a market risk weight equal to zero until December 1, 2021.

Circular No. 2,283. Promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3). Incorporates Chapter 21-20 into the RAN.

On December 1, 2020, the CMF published the definitive regulation related to the promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3) Incorporating Chapter 21-20 into the Updated Compilation of Standards (RAN).

This new chapter contains the dispositions to promote market discipline and financial transparency through the disclosure of meaningful and timely information from banking entities to market agents, based on the international standards proposed by the Basel Committee on Banking Supervision in 2017. The established conditions operate as a complement to the requirements of Pillar 1 and 2 in coherence with the local implementation of each of these standards, in addition to being consistent with the dispositions of the General Banking Act.

The information referred to in this new Chapter is effective as of December 1, 2022 and must be published for the first time in 2023 with information regarding the January-March quarter of said year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

4.	Changes in Accounting Policies and Disclosures:

In March 2020, COVID-19 was declared a global pandemic by the World Health Organization. The greater uncertainty associated with the effects of this pandemic introduces greater complexity in the development of reliable estimates.

By virtue of the foregoing, during the year the Bank’s Management has reviewed the relevant estimates and assumptions related to the credit risk provision models of the group portfolio, performing a recalibration of the probability of Default, giving a greater weight to recessive periods in accordance with the guidelines that the regulator has defined for these purposes, in accordance with IAS 8 Accounting policies and changes in accounting estimates, the impact of this change in the estimate meant a charge to income for the month of September for Ch$71,051 million before taxes.

During the year ended December 31, 2020, there have been no accounting changes other than the one mentioned above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events:

a)	On January 20, 2020, the subsidiary Banchile Administradora General de Fondos S.A. informed that during the Ordinary Session held that day, the Board of Directors appointed Mr. José Luis Vizcarra Villalobos as director, replacing Mr. Joaquín Contardo Silva, who presented resignation to the director position.

b)	On January 30, 2020, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 26, 2020 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2019:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2018 and November 2019, amounting to Ch$92,239,840,420, which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 70% of the remaining liquid profit, corresponding to a dividend of Ch$3.47008338564 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 30%.

Consequently, it was proposed a distribution as dividend of 59.1% of the profits for the year ended December 31, 2019.

c)	On February 21, 2020, Banco de Chile informed that in accordance with the disposed in the articles 19 and the following of Law No. 19,913, the Financial Analysis Unit imposed a written admonishment and a fine amounting to UF 800, for not having promptly reported suspicious transactions in accordance with the disposed under numeral 1 of Chapter I of the UAF Circular No. 49 of 2012.

d)	On March 12, 2020, in the Ordinary session celebrated that day, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of the net distributable profit that results from reducing or adding to the net income of the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. It was also agreed to maintain the monthly provision at 60% of the income balance thus calculated.

e)	On March 26, 2020, at the Bank’s Ordinary Shareholders’ Meeting, our shareholders approved the distribution of the dividend No. 208 of $3.47008338564 per share, to be charged to the income obtained during the fiscal year 2019.

Additionally, the shareholders proceeded to the complete renewal of the Board of Directors, due to the end of the legal and statutory three-year term with respect to the Board of Directors that has ceased in its functions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

After the corresponding voting at the aforesaid meeting, the following persons were appointed as the Bank’s Directors for a new three-year term:

Directors:	Hernán Büchi Buc
Andrés Ergas Heymann
	Alfredo Cutiel Ergas Segal	(Independent)
	Jaime Estévez Valencia	(Independent)
Julio Santiago Figueroa
Pablo Granito Lavín
Álvaro Jaramillo Escallon
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Francisco Pérez Mackenna

First Alternate Director:	Paul Fürst Gwinner	(Independent)
Second Alternate Director:	Sandra Marta Guazzotti

Moreover, on March 26, 2020, in its Ordinary Session, the Board of Directors of the Bank agreed to the following officer nominations and appointments:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Andrónico Luksic Craig
Vice Chairman:	Julio Santiago Figueroa

f)	On April 20, 2020, the subsidiary Banchile Administradora General de Fondos S.A. reported that in Ordinary Session held that day, the Board was given notice of and accepted the resignation presented by Mr. Francisco Javier Brancoli Bravo to his position as Director of the company. On the occasion of the aforementioned resignation, the Board of Directors agreed to appoint Mr. Paul Javier Fürst Gwinner as the new Director.

g)	On June 19, 2020, the subsidiary Banchile Corredores de Bolsa S.A. reported that in an Ordinary Session held that day, the Board of Directors appointed Mr. Jorge Antonio Carrasco De Groote as Director, replacing Mr. Fuad Jorge Muvdi Arenas, who presented his resignation from the position of director.

h)	On September 24, 2020, in Ordinary Session, the Board of Directors accepted the resignation presented by the Principal Director Mr. Alvaro Jaramillo Escallon.

Likewise, the Board of Directors appointed Mr. Raúl Anaya Elizalde as Principal Director until the next Ordinary Shareholders’ Meeting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

i)	On October 16, 2020, the subsidiary Banchile Administradora General de Fondos S.A. informed that as of October 19, 2020, its new registered office will be Enrique Foster Sur No 20, 10th Floor, Las Condes, Santiago.

j)	On October 16, 2020, the subsidiary Banchile Corredores de Bolsa S.A. informed that as of October 19, 2020, its new registered office will be Enrique Foster Sur No 20, 6th Floor, Las Condes, Santiago.

k)	On November 26, 2020, the subsidiary Banchile Administradora General de Fondos S.A. (“Banchile AGF”) reported as an essential fact that on that date it signed with BlackRock Chile Asesorias Limitada (“BlackRock”) a Memorandum of Understanding that establishes the basic terms and conditions of the collaboration agreements that will be entered into between BlackRock and its related parties with Banchile AGF in various matters, such as: investment strategies and solutions; knowledge transfer (know-how and experience); and support in the distribution and marketing of products.

By virtue of the foregoing, on that same date, Banchile AGF signed a trademark license agreement with entities related to BlackRock and a contract called “Model Portfolio Services Agreement” by virtue of which BlackRock will provide Banchile AGF with investment recommendations in foreign securities, for funds under their administration.

l)	On November 26, 2020, the subsidiary Banchile Corredores de Bolsa S.A. (“Banchile Inversiones”) reported as an essential fact that on that date it signed with BlackRock Chile Asesorias Limitada (“BlackRock”) a Memorandum of Understanding that establishes the basic terms and conditions of the collaboration agreements to be entered into between BlackRock and its related parties with Banchile Inversiones in various matters, such as: investment strategies and solutions; knowledge transfer (know-how and experience); and support in the distribution and marketing of products.

By virtue of the foregoing, on that same date, Banchile Inversiones entered into a trademark license agreement with companies related to BlackRock, which will allow Banchile Inversiones to use the trademarks “iShares” and “BlackRock” in the offer of BlackRock ETFs.

m)	During March 2020, the World Health Organization (“WHO”) described the outbreak of the new strain of coronavirus (“COVID-19”) as a pandemic. The global spread of this disease forced the authorities to take drastic sanitary and financial measures to contain and mitigate its effects on global health and economic activity.

On this basis, on March 18, 2020 the Government decreed a Constitutional State of Exception defined as State of Catastrophe due to “State of Public Calamity” for the entire national territory, as well as adopted various sanitary measures such as isolation or quarantine of general populations, localities and people determined; sanitary cords; sanitary customs and other protection measures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

For their part, the Government and the Central Bank of Chile implemented a set of fiscal and financial measures aimed to mitigate COVID-19’s impact on the economy, and to ensure the proper functioning of the financial system. Among the measures implemented by the Central Bank to deliver liquidity to the economy and support the flow of credit, the establishment of the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials), as a special financial line for banking companies complemented by the activation of a “Liquidity Credit Line” (LCL) for which a limit equivalent to the Average Reserve Requirement in national currency of each entity was defined. The FCIC is available to banking companies that have commercial and consumer loans, subject to the granting by them of sufficient collateral guarantees in favor of the Central Bank. The limit for the FCIC line is up to 15% of the base portfolio (sum of commercial and consumer loans), which was expanded with the establishment of a second program announced during the month of June called FCIC2 with similar financial conditions to the first, aimed at deepening and extending commercial credit to respond to the prolongation of the health emergency caused by COVID-19. As of December 31, the Bank has made use of these financing facilities for an amount of Ch$3,110,600 million. To access the FCIC, the Bank has established guarantees in favor of the Central Bank of Chile for a total amount of approximately Ch$2,371,842 million, corresponding to commercial loans of the individual portfolio of high credit quality for Ch$2,021,688 million, and fixed income securities for an approximate amount of Ch$350,154 million. In the case of the LCL, the guarantee provided corresponds to the legal banking reserve held by the Bank.

As of March, the Bank proactively offered its clients that, complying with the parameters and commercial and credit risk conditions previously defined by the Bank itself, including having maintained a good payment behavior prior to the current situation, the possibility of opting for financial relief plans, in response to the extraordinary prevailing economic and financial situation. For its part, the CMF subsequently adopted measures tending to temporary flexibility for the treatment of provisions for credit risk of group portfolios for the period between March 18, 2020 and July 31, 2020. This exceptional treatment allowed the operations granted as part of the relief plan in the payment of installments to certain clients who met the eligibility requirements determined by the Bank, to maintain the associated allowances in the standard matrix (mortgage and commercial) that corresponded at the time of reprogramming. In the case of consumer portfolios, the Expected Credit Loss parameters were maintained, in accordance with the internal provisions models used.

On July 31, the CMF resolved to extend until August 31, 2020 the special treatment of provisions for credit risk of the group portfolios mentioned above, as long as the following conditions were observed: i) evaluation of the financial and credit situation of the debtors, ii) debtors up-to-date in the payment of their obligations or with a default no more than 30 days in the month in which the rescheduling is carried out, iii) a maximum extension period of 3 months for mortgage and commercial loans, iv) in the case of loans with prior rescheduling, the total sum of the extension period cannot exceed 6 months.

By virtue of the foregoing, the Bank has granted credit facilities to its clients under the conditions and requirements mentioned above for an approximate amount of Ch$560,128 million as of December 31, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

During April 2020, the Guarantee Fund for Small Entrepreneurs (FOGAPE), announced the increase of its capital by up to US$3,000 million, in order to guarantee financing of up to US$25,000 million. The objective of this initiative was to facilitate access to working capital loans for individuals and legal entities with annual sales of less than UF 1,000,000 affected by the COVID-19 pandemic. The guarantee coverage of these loans - differentiated according to sales tranche - is between 60% and 85% of financing, after applying a deductible that does not exceed 5% of the guaranteed amount. From the beginning of the program and until December 31, 2020, the Bank has carried out 39,245 operations for an aggregate amount of Ch$1,875,298 million. For such purposes, the Bank established the parameters, requirements, and conditions, in addition to those provided in the respective Fogape COVID-19 regulations, to resolve the requests made to it, and the financing amounts that would be granted based on the above, taking into consideration, among other aspects, the levels of sale and the circumstance indicated below. Additionally, the Administration Regulation applicable to the COVID-19 guarantee lines considered the option of refinancing any principal amortization of preexisting commercial loans that mature in the 6 months following the moment of granting the financing with the COVID-19 Guarantee.

Within this context, our Bank adopted several measures, along with executing contingency plans, in order to: (i) safeguard the health of clients and employees, including the temporary suspension of operation of some branches, (ii) ensure the operational continuity of services and mitigate potential operational risks, and (iii) strengthen service remote channels and the implementation of remote working for a large group of employees.

Although as of the date of issuance of these Financial Statements, the impact of the pandemic on our operating results is difficult to quantify, it is possible to anticipate certain factors such as: (i) uncertainty in certain economic sectors, (ii) low interest rates for a long period of time, (iii) low level of internal demand, (iv) high levels of unemployment, (v) total or partial quarantines affecting commercial activities, and (vi) mobility restrictions that will have an adverse effect on our operating revenues, loan loss provisions and operating expenses. Although these effects have been significant and will persist even over time, its magnitude will depend on the duration and depth of the effects of the pandemic.

As a result of the prospective analysis of the economic and financial effects associated with the spread of COVID-19, both domestically and internationally, the Bank proceeded to recalibrate its provision models for the group assessment portfolios in September in a manner consistent with the evolution of economic activity. Said recalibration generated a higher expense in the results of the year for Ch$71,051 million before tax as indicated in Note No. 4. Additionally, in accordance with current policy on the matter, the Bank has established additional incremental provisions for Ch$107,000 million during this fiscal year, thus totaling Ch$320,252 million as of December 31, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

Entity
-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Banchile Securitizadora S.A.
-	Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the years ended December 31, 2020 and 2019, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The following table presents the income by segment for the years ended December 31, 2020 and 2019 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	940,088	1,020,346	377,301	366,638	(3,603)	(13,511)	(1,923)	(7,650)	1,311,863	1,365,823	1,149	3,552	1,313,012	1,369,375
Net commissions income (loss)	265,233	268,345	55,704	49,492	(1,969)	(2,917)	143,863	153,330	462,831	468,250	(16,863)	(10,948)	445,968	457,302
Financial and exchange operations results	2,650	10,069	36,005	46,946	74,119	42,087	33,440	51,624	146,214	150,726	(1,010)	(3,431)	145,204	147,295
Other operating income	23,583	27,156	13,181	15,207	—	—	2,551	2,307	39,315	44,670	(4,756)	(4,122)	34,559	40,548
Total operating revenue	1,231,554	1,325,916	482,191	478,283	68,547	25,659	177,931	199,611	1,960,223	2,029,469	(21,480)	(14,949)	1,938,743	2,014,520
Provision for loan losses	(325,852)	(332,833)	(136,448)	(14,375)	—	—	(380)	(66)	(462,680)	(347,274)	—	—	(462,680)	(347,274)
Depreciation and amortization	(59,933)	(57,826)	(7,155)	(6,605)	(271)	(264)	(5,998)	(5,846)	(73,357)	(70,541)	—	—	(73,357)	(70,541)
Other operating expenses	(569,247)	(588,997)	(151,367)	(151,949)	(3,249)	(2,967)	(106,591)	(111,499)	(830,454)	(855,412)	21,480	14,949	(808,974)	(840,463)
Income attributable to associates	(5,139)	4,826	97	1,020	(91)	111	472	493	(4,661)	6,450	—	—	(4,661)	6,450
Income before income taxes	271,383	351,086	187,318	306,374	64,936	22,539	65,434	82,693	589,071	762,692	—	—	589,071	762,692
Income taxes													(125,962)	(169,683)
Income after income taxes													463,109	593,009

The following table presents assets and liabilities of the years ended December 31, 2020 and 2019 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	18,800,897	18,215,859	10,811,021	10,765,728	15,400,139	11,351,141	830,910	964,695	45,842,967	41,297,423	(128,730)	(345,395)	45,714,237	40,952,028
Current and deferred taxes													380,894	321,305
Total assets													46,095,131	41,273,333

Liabilities	13,647,952	10,735,252	9,980,003	9,160,441	18,208,458	17,337,471	660,869	781,052	42,497,282	38,014,216	(128,730)	(345,395)	42,368,552	37,668,821
Current and deferred taxes													311	76,289
Total liabilities													42,368,863	37,745,110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

7.	Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the Statement of Cash Flows at the year-end are detailed as follows:

	2020	2019
	MCh$	MCh$

Cash and due from banks:
Cash (*)	615,842	889,911
Deposit in Chilean Central Bank (*)	641,890	178,429
Deposits in other domestic banks	14,506	75,651
Deposits abroad	1,287,978	1,248,175
Subtotal - Cash and due from banks	2,560,216	2,392,166

Net transactions in the course of collection	(719,692)	232,551
Highly liquid financial instruments (**)	4,212,719	1,192,188
Repurchase agreements (**)	34,872	114,466
Total cash and cash equivalents	6,088,115	3,931,371

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**)	It corresponds to negotiation instruments and repurchases contracts that meet the definition of cash and cash equivalents.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	2020	2019
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	123,267	222,261
Funds receivable	459,041	362,411
Subtotal - assets	582,308	584,672

Liabilities
Funds payable	(1,302,000)	(352,121)
Subtotal - liabilities	(1,302,000)	(352,121)
Net transactions in the course of settlement	(719,692)	232,551

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

8.	Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2020	2019
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	3,186	16,490
Central Bank of Chile promissory notes	4,006,490	1,008,035
Other instruments issued by the Chilean Government and Central Bank	149,616	99,164

Other instruments issued in Chile
Bonds from other domestic companies	5,396	1,556
Bonds from domestic banks	5,494	55,094
Deposits in domestic banks	93,905	315,415
Other instruments issued in Chile	1,003	3,272

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	164	—

Mutual fund investments
Funds managed by related companies	400,902	373,329
Funds managed by third-party	—	—
Total	4,666,156	1,872,355

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$217,614 million as of December 31, 2020 (Ch$15,243 million as of December 31, 2019). Repurchase agreements had a 4 days average expiration at the year 2020 (3 days in December 2019). Additionally, under this line are maintained instruments to comply with the requirements for the constitution of the technical reserve for an amount equivalent to Ch$2,986,000 million (Ch$699,400 million in December 2019).

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$57,639 as of December 31, 2019. As of December 31, 2020 there is no amount for this concept.

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$52,809 million as of December 31, 2020 (Ch$251,158 million as of December 31, 2019). The repurchase agreements have an average expiration of 9 days at the end of the year 2020 (7 days in December 2019).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$5,156 million as of December 31, 2020 (Ch$8,029 million as of December 31, 2019), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements:

(a)	Rights arising from resale repurchase agreements: The Bank provides financing to its customers through repurchase agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2020 and 2019, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	11,184	—	—	—	—	—	—	—	—	—	—	—	11,184
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	10,006	18,459	—	—	—	—	—	—	—	—	—	—	10,006	18,459
Subtotal	10,006	29,643	—	—	—	—	—	—	—	—	—	—	10,006	29,643
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	15,407	—	—	—	—	—	—	—	—	—	—	—	15,407
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	29,089	57,007	20,591	29,393	16,721	10,879	—	—	—	—	—	—	66,401	97,279
Subtotal	29,089	72,414	20,591	29,393	16,721	10,879	—	—	—	—	—	—	66,401	112,686
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	39,095	102,057	20,591	29,393	16,721	10,879	—	—	—	—	—	—	76,407	142,329

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2020, the fair value of the instruments received amounts to Ch$82,585 million (Ch$142,370 million as of December, 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2020 and 2019, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	7,301	—	—	—	—	—	—	—	—	—	—	—	7,301
Central Bank promissory notes	183,083	9,067	—	—	—	—	—	—	—	—	—	—	183,083	9,067
Other instruments issued by the Chilean Government and Central Bank of Chile	47,763	—	—	—	—	—	—	—	—	—	—	—	47,763	—
Subtotal	230,846	16,368	—	—	—	—	—	—	—	—	—	—	230,846	16,368
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	57,648	280,696	43	8,583	—	—	—	—	—	—	—	—	57,691	289,279
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	380	1,647	—	—	—	1,440	—	—	—	—	—	—	380	3,087
Subtotal	58,028	282,343	43	8,583	—	1,440	—	—	—	—	—	—	58,071	292,366
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	288,874	298,711	43	8,583	—	1,440	—	—	—	—	—	—	288,917	308,734

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2020 amounts to Ch$288,523 million (Ch$305,593 million in December 2019). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2020 and 2019, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of December 31, 2020	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	5,031	—	—	5,031	—	1,646
Interest rate swap	—	—	—	—	—	29,508	29,508	—	4,873
Total derivatives held for hedging purposes	—	—	—	5,031	—	29,508	34,539	—	6,519

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	164,330	171,925	213,811	667,391	1,217,457	51,062	65,172
Total derivatives held as cash flow hedges	—	—	164,330	171,925	213,811	667,391	1,217,457	51,062	65,172

Trading derivatives
Currency forward	7,320,775	5,754,021	7,753,967	823,355	60,193	26,340	21,738,651	551,964	637,186
Interest rate swap	1,516,969	2,797,327	10,330,399	12,705,904	6,658,095	10,180,750	44,189,444	1,167,416	1,189,828
Interest rate swap and cross currency swap	439,244	809,124	3,459,603	5,892,574	3,442,030	4,850,644	18,893,219	845,831	940,646
Call currency options	10,581	25,382	34,294	1,657	—	—	71,914	269	306
Put currency options	9,605	20,470	26,893	427	—	—	57,395	1,462	2,099
Total trading derivatives	9,297,174	9,406,324	21,605,156	19,423,917	10,160,318	15,057,734	84,950,623	2,566,942	2,770,065

Total	9,297,174	9,406,324	21,769,486	19,600,873	10,374,129	15,754,633	86,202,619	2,618,004	2,841,756

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(a)	Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of December 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	8,166	—	—	8,166	—	2,547
Interest rate swap	—	—	—	6,806	—	79,511	86,317	32	6,739
Total derivatives held for hedging purposes	—	—	—	14,972	—	79,511	94,483	32	9,286

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	33,182	—	192,647	134,812	821,241	1,181,882	61,562	34,443
Total derivatives held as cash flow hedges	—	33,182	—	192,647	134,812	821,241	1,181,882	61,562	34,443

Trading derivatives
Currency forward	8,770,180	8,736,613	14,803,058	2,067,618	65,321	38,346	34,481,136	956,632	673,630
Interest rate swap	1,790,715	5,806,453	19,749,389	16,219,325	7,021,586	10,823,786	61,411,254	888,581	886,963
Interest rate swap and cross currency swap	414,717	858,732	3,849,108	5,679,500	3,569,635	4,204,064	18,575,756	873,371	1,210,061
Call currency options	22,620	47,513	96,988	11,293	—	—	178,414	4,961	1,529
Put currency options	19,583	36,024	92,524	10,541	—	—	158,672	1,076	2,209
Total trading derivatives	11,017,815	15,485,335	38,591,067	23,988,277	10,656,542	15,066,196	114,805,232	2,724,621	2,774,392

Total	11,017,815	15,518,517	38,591,067	24,195,896	10,791,354	15,966,948	116,081,597	2,786,215	2,818,121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments or loans. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of December 31, 2020 and 2019:

	2020	2019
	MCh$	MCh$
Hedge element
Commercial loans	5,031	8,166
Corporate bonds	29,508	86,317

Hedge instrument
Cross currency swap	5,031	8,166
Interest rate swap	29,508	86,317

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,473)	(1,421)	(2,946)	(2,842)	(44,037)	(2,842)	(51,871)	(91,089)	(100,327)	(98,194)
Corporate Bond HKD	—	—	—	—	(13,352)	(12,829)	(90,988)	(25,627)	(78,369)	(91,034)	(269,894)	(320,604)	(452,603)	(450,094)
Corporate Bond PEN	—	—	(775)	(894)	(775)	(894)	(3,098)	(3,575)	(3,098)	(3,575)	(41,484)	(49,651)	(49,230)	(58,589)
Corporate Bond CHF	—	—	—	—	(829)	(798)	(94,332)	(1,597)	(121,182)	(90,095)	—	(116,765)	(216,343)	(209,255)
Corporate Bond USD	—	—	—	—	(1,515)	(1,600)	(3,030)	(3,200)	(3,030)	(3,200)	(40,140)	(43,994)	(47,715)	(51,994)
Obligation USD	(202)	(216)	(76)	(336)	(157,455)	(884)	—	(166,592)	—	—	—	—	(157,733)	(168,028)
Corporate Bond JPY	—	—	—	(34,638)	(2,115)	(2,121)	(38,110)	(38,596)	(3,472)	(3,482)	(191,351)	(193,625)	(235,048)	(272,462)
Corporate Bond AUD	—	—	(970)	(428)	(3,928)	(3,274)	(9,796)	(7,399)	(9,799)	(7,401)	(206,991)	(156,499)	(231,484)	(175,001)
Corporate Bond NOK	—	—	—	—	(2,275)	(2,341)	(4,550)	(4,682)	(4,550)	(4,682)	(71,491)	(75,919)	(82,866)	(87,624)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,473	1,421	2,946	2,842	44,037	2,842	51,871	91,089	100,327	98,194
Cross Currency Swap HKD	—	—	—	—	13,352	12,829	90,988	25,627	78,369	91,034	269,894	320,604	452,603	450,094
Cross Currency Swap PEN	—	—	775	894	775	894	3,098	3,575	3,098	3,575	41,484	49,651	49,230	58,589
Cross Currency Swap CHF	—	—	—	—	829	798	94,332	1,597	121,182	90,095	—	116,765	216,343	209,255
Cross Currency Swap USD	—	—	—	—	1,515	1,600	3,030	3,200	3,030	3,200	40,140	43,994	47,715	51,994
Cross Currency Swap USD	202	216	76	336	157,455	884	—	166,592	—	—	—	—	157,733	168,028
Cross Currency Swap JPY	—	—	—	34,638	2,115	2,121	38,110	38,596	3,472	3,482	191,351	193,625	235,048	272,462
Cross Currency Swap AUD	—	—	970	428	3,928	3,274	9,796	7,399	9,799	7,401	206,991	156,499	231,484	175,001
Cross Currency Swap NOK	—	—	—	—	2,275	2,341	4,550	4,682	4,550	4,682	71,491	75,919	82,866	87,624

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	160	156	280	33,648	186,116	21,062	213,673	234,065	246,244	280,074	741,654	795,068	1,388,127	1,364,073

Hedge instrument
Outflows:
Cross Currency Swap HKD	(160)	(156)	—	—	(9,035)	(8,798)	(72,728)	(17,906)	(76,073)	(69,035)	(206,514)	(268,034)	(364,510)	(363,929)
Cross Currency Swap PEN	—	—	(48)	(47)	(49)	(48)	(194)	(188)	(194)	(189)	(31,965)	(31,223)	(32,450)	(31,695)
Cross Currency Swap JPY	—	—	—	(33,570)	(4,195)	(4,096)	(40,526)	(40,344)	(6,596)	(6,424)	(201,852)	(199,778)	(253,169)	(284,212)
Cross Currency Swap USD	—	—	—	—	(165,634)	(1,275)	(1,311)	(161,941)	(1,317)	(1,281)	(37,584)	(37,242)	(205,846)	(201,739)
Cross Currency Swap CHF	—	—	—	—	(3,929)	(3,858)	(91,923)	(7,653)	(114,409)	(197,107)	—	—	(210,261)	(208,618)
Cross Currency Swap EUR	—	—	—	—	(1,912)	(1,857)	(3,805)	(3,715)	(44,464)	(3,718)	(45,439)	(85,686)	(95,620)	(94,976)
Cross Currency Swap AUD	—	—	(232)	(31)	(738)	(521)	(1,939)	(1,103)	(1,942)	(1,104)	(152,709)	(108,622)	(157,560)	(111,381)
Cross Currency Swap NOK	—	—	—	—	(624)	(609)	(1,247)	(1,215)	(1,249)	(1,216)	(65,591)	(64,483)	(68,711)	(67,523)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the year 2020 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$10,358 million (charge to equity of Ch$37,546 million in December 31, 2019). The net effect of taxes credit to equity amounts to Ch$7,561 million (net charge to equity of Ch$27,408 million equity during the year 2019).

The accumulated balance for this concept as of December 31, 2020 corresponds to a charge in equity amounted to Ch$70,682 million (charge to equity of Ch$81,040 million as of December 2019).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$39,449 million during the year 2020 (credit to results for Ch$84,684 million during the year 2019).

(c.5)	As of December 31, 2020 and 2019, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of December 31, 2020 and 2019, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

11.	Loans and Advances to Banks, net:

(a)	As of December 31, 2020 and 2019, the balances presented in the item “Loans and advances to Banks” are as follows:

	2020	2019
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	260,002	150,007
Provisions for loans to domestic banks	(140)	(54)
Subtotal	259,862	149,953
Foreign Banks
Interbank loans commercial	185,858	289,337
Credits with third countries	167	8,934
Chilean exports trade loans	113,596	61,860
Provisions for loans to foreign banks	(525)	(704)
Subtotal	299,096	359,427
Central Bank of Chile
Central Bank deposits	2,380,033	630,053
Other Central Bank credits	—	—
Subtotal	2,380,033	630,053
Total	2,938,991	1,139,433

(b)	The changes in provisions of the credits owed by the banks, during the years 2020 and 2019, are summarized as follows:

	Bank’s Location
	Chile	Abroad	Total
	MCh$	MCh$	MCh$
Detail
Balance as of January 1, 2019	83	1,006	1,089
Provisions established	—	—	—
Provisions released	(29)	(302)	(331)
Balance as of December 31, 2019	54	704	758
Provisions established	86	—	86
Provisions released	—	(179)	(179)
Balance as of December 31, 2020	140	525	665

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net:

(a.i)	Loans to Customers:

As of December 31, 2020 and 2019, the portfolio of loans is composed as follows:

	As of December 31, 2020
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	13,818,088	136,072	438,535	14,392,695	(197,777)	(139,718)	(337,495)	14,055,200
Foreign trade loans	941,825	7,347	17,791	966,963	(33,441)	(2,374)	(35,815)	931,148
Current account debtors	111,888	3,617	4,973	120,478	(2,789)	(6,762)	(9,551)	110,927
Factoring transactions	369,656	3,617	601	373,874	(8,512)	(837)	(9,349)	364,525
Student loans	55,058	—	2,449	57,507	—	(4,201)	(4,201)	53,306
Commercial lease transactions (1)	1,513,776	44,968	33,348	1,592,092	(7,504)	(6,169)	(13,673)	1,578,419
Other loans and accounts receivable	72,769	455	16,206	89,430	(6,892)	(6,319)	(13,211)	76,219
Subtotal	16,883,060	196,076	513,903	17,593,039	(256,915)	(166,380)	(423,295)	17,169,744
Mortgage loans
Letters of credit	8,646	—	692	9,338	—	(44)	(44)	9,294
Endorsable mortgage loans	22,885	—	1,220	24,105	—	(81)	(81)	24,024
Other residential lending	8,894,326	—	305,815	9,200,141	—	(32,427)	(32,427)	9,167,714
Credit from ANAP	2	—	—	2	—	—	—	2
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	146,174	—	8,894	155,068	—	(1,212)	(1,212)	153,856
Subtotal	9,072,033	—	316,621	9,388,654	—	(33,764)	(33,764)	9,354,890
Consumer loans
Consumer loans in installments	2,418,658	—	299,469	2,718,127	—	(236,408)	(236,408)	2,481,719
Current account debtors	153,855	—	4,869	158,724	—	(10,186)	(10,186)	148,538
Credit card debtors	1,052,342	—	25,103	1,077,445	—	(42,789)	(42,789)	1,034,656
Consumer lease transactions (1)	302	—	—	302	—	(3)	(3)	299
Other loans and accounts receivable	10	—	667	677	—	(465)	(465)	212
Subtotal	3,625,167	—	330,108	3,955,275	—	(289,851)	(289,851)	3,665,424
Total	29,580,260	196,076	1,160,632	30,936,968	(256,915)	(489,995)	(746,910)	30,190,058

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of December 31, 2020 Ch$802,828 million correspond to finance leases on real estate and Ch$789,566 million correspond to finance leases on chattels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers net, continued:

(a.i)	Loans to Customers, continued:

	As of December 31, 2019
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,740,263	45,346	351,425	12,137,034	(118,440)	(125,082)	(243,522)	11,893,512
Foreign trade loans	1,407,782	4,111	19,312	1,431,205	(35,995)	(3,321)	(39,316)	1,391,889
Current account debtors	258,195	4,020	3,479	265,694	(3,683)	(4,181)	(7,864)	257,830
Factoring transactions	683,602	2,950	1,533	688,085	(10,642)	(1,171)	(11,813)	676,272
Student loans	54,203	—	1,993	56,196	—	(4,056)	(4,056)	52,140
Commercial lease transactions (1)	1,580,443	14,944	23,764	1,619,151	(5,770)	(7,825)	(13,595)	1,605,556
Other loans and accounts receivable	76,287	347	10,110	86,744	(2,412)	(5,195)	(7,607)	79,137
Subtotal	15,800,775	71,718	411,616	16,284,109	(176,942)	(150,831)	(327,773)	15,956,336
Mortgage loans
Letters of credit	13,720	—	1,034	14,754	—	(12)	(12)	14,742
Endorsable mortgage loans	31,469	—	882	32,351	—	(15)	(15)	32,336
Other residential lending	8,975,754	—	169,482	9,145,236	—	(27,795)	(27,795)	9,117,441
Credit from ANAP	4	—	—	4	—	—	—	4
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	10,650	—	66	10,716	—	(225)	(225)	10,491
Subtotal	9,031,597	—	171,464	9,203,061	—	(28,047)	(28,047)	9,175,014
Consumer loans
Consumer loans in installments	2,778,721	—	260,839	3,039,560	—	(262,832)	(262,832)	2,776,728
Current account debtors	293,863	—	2,478	296,341	—	(14,740)	(14,740)	281,601
Credit card debtors	1,169,820	—	25,794	1,195,614	—	(51,581)	(51,581)	1,144,033
Consumer lease transactions (1)	69	—	—	69	—	(1)	(1)	68
Other loans and accounts receivable	13	—	703	716	—	(444)	(444)	272
Subtotal	4,242,486	—	289,814	4,532,300	—	(329,598)	(329,598)	4,202,702
Total	29,074,858	71,718	872,894	30,019,470	(176,942)	(508,476)	(685,418)	29,334,052

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of December 31, 2019 Ch$779,383 million correspond to finance leases on real estate and Ch$839,837 million correspond to finance leases on chattels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(a.ii)	Impaired Portfolio:

As of December 31, 2020 and 2019, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	17,039,307	15,859,496	553,732	424,613	17,593,039	16,284,109	(256,915)	(176,942)	(166,380)	(150,831)	(423,295)	(327,773)	17,169,744	15,956,336
Mortgage loans	9,072,033	9,031,597	316,621	171,464	9,388,654	9,203,061	—	—	(33,764)	(28,047)	(33,764)	(28,047)	9,354,890	9,175,014
Consumer loans	3,625,167	4,242,486	330,108	289,814	3,955,275	4,532,300	—	—	(289,851)	(329,598)	(289,851)	(329,598)	3,665,424	4,202,702
Total	29,736,507	29,133,579	1,200,461	885,891	30,936,968	30,019,470	(256,915)	(176,942)	(489,995)	(508,476)	(746,910)	(685,418)	30,190,058	29,334,052

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(b)	Credit risk provisions:

The changes in credits risk provisions, during the years 2020 and 2019, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2019	163,204	126,755	26,446	290,694	607,099
Charge-offs	(8,699)	(46,999)	(7,790)	(249,712)	(313,200)
Sales or transfers of credits	(2,549)	—	—	—	(2,549)
Allowances established	24,986	71,075	9,391	288,616	394,068
Allowances released	—	—	—	—	—
Balance as of December 31, 2019	176,942	150,831	28,047	329,598	685,418

Balance as of January 1, 2020	176,942	150,831	28,047	329,598	685,418
Charge-offs	(10,829)	(53,317)	(8,878)	(243,536)	(316,560)
Sales or transfers of credits	(331)	—	—	—	(331)
Allowances established	91,133	68,866	14,595	203,789	378,383
Allowances released	—	—	—	—	—
Balance as of December 31, 2020	256,915	166,380	33,764	289,851	746,910

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (see Note No. 24).

Other disclosures:

1.	As of December 31, 2020 and 2019, the Bank and its subsidiaries have made sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 letter (f).

2.	As of December 31, 2020 and 2019, the Bank and its subsidiaries derecognized 100% of its portfolio of loans sold and on which all or substantially all of the risks and benefits associated to these financial assets have been transferred (see Note No. 12 letter (f)).

3.	As of December 31, 2020, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$2,021,688 million (see Note No. 5 letter (m)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(c)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	521,445	544,067	(52,438)	(58,871)	469,007	485,196
From 1 to 2 years	373,304	392,832	(37,958)	(42,302)	335,346	350,530
From 2 to 3 years	245,667	258,331	(25,084)	(27,329)	220,583	231,002
From 3 to 4 years	161,492	163,847	(17,433)	(18,361)	144,059	145,486
From 4 to 5 years	110,743	108,192	(12,841)	(13,242)	97,902	94,950
After 5 years	350,679	335,695	(28,994)	(30,313)	321,685	305,382
Total	1,763,330	1,802,964	(174,748)	(190,418)	1,588,582	1,612,546

(*)	The net balance receivable does not include past-due portfolio totaling Ch$3,812 million as of December 31, 2020 (Ch$6,674 million as of December 2019).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(d)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2020 and 2019 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2020	2019	2020	2018	2020		2019
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Services	3,049,345	2,264,966	1,681	436	3,051,026	9.86	2,265,402	7.55
Commerce	2,536,445	2,052,853	7,341	11,189	2,543,786	8.22	2,064,042	6.88
Construction	2,452,388	2,141,500	—	—	2,452,388	7.93	2,141,500	7.13
Financial Services	2,349,360	2,584,212	1,448	3,060	2,350,808	7.60	2,587,272	8.62
Agriculture and livestock	1,646,103	1,622,206	—	—	1,646,103	5.32	1,622,206	5.40
Transportation and telecommunication	1,453,727	1,233,433	—	—	1,453,727	4.70	1,233,433	4.11
Manufacturing	1,346,601	1,624,099	—	—	1,346,601	4.35	1,624,099	5.41
Mining	470,293	604,411	—	—	470,293	1.52	604,411	2.01
Electricity, gas and water	395,593	325,139	—	—	395,593	1.28	325,139	1.08
Fishing	135,401	140,647	—	—	135,401	0.44	140,647	0.47
Others	1,747,313	1,675,958	—	—	1,747,313	5.65	1,675,958	5.58
Subtotal	17,582,569	16,269,424	10,470	14,685	17,593,039	56.87	16,284,109	54.24
Residential mortgage loans	9,388,654	9,203,061	—	—	9,388,654	30.35	9,203,061	30.66
Consumer loans	3,955,275	4,532,300	—	—	3,955,275	12.78	4,532,300	15.10
Total	30,926,498	30,004,785	10,470	14,685	30,936,968	100.00	30,019,470	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(e)	Purchase of loan portfolio:

During the year ended December 31, 2020 and 2019 no portfolio purchases were made.

(f)	Sale or transfer of loans from the loan portfolio:

During the years 2020 and 2019 there have been operations of sale or transfer of the loan portfolio according to the following:

	2020
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	43,957	(331)	43,889	263
Sale of written – off loans	—	—	—	—
Total	43,957	(331)	43,889	263

	2019
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	12,420	(2,549)	12,420	2,549
Sale of written – off loans	—	—	—	—
Total	12,420	(2,549)	12,420	2,549

(*)	See Note No. 30.

(g)	Securitization of own assets:

During the years 2020 and 2019, there is no securitization transactions executed involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities:

As of December 31, 2020 and 2019, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	2020			2019
	Available- for-sale	Held-to- maturity	Total	Available- for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	109	—	109	76,358	—	76,358
Promissory notes issued by the Central Bank of Chile	—	—	—	16,466	—	16,466
Other instruments of the Chilean Government and the Central Bank of Chile	163,491	—	163,491	16,238	—	16,238

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	128,763	—	128,763	122,291	—	122,291
Bonds from domestic banks	15,887	—	15,887	15,927	—	15,927
Deposits from domestic banks	685,392	—	685,392	1,020,842	—	1,020,842
Bonds from other Chilean companies	34,539	—	34,539	1,395	—	1,395
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	32,342	—	32,342	68,476	—	68,476

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	19,853	—	19,853

Total	1,060,523	—	1,060,523	1,357,846	—	1,357,846

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities, continued:

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$13,268 million in December 2020. The repurchase agreements have an average maturity of 5 days in December 2020. As of December 31, 2019 there is no amount for this concept.

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$36,146 million as of December 31, 2020. As of December 31, 2019 there is no amount for this concept.

Instruments given as collateral as part of the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) granted by the Central Bank of Chile in the amount of Ch$350,154 million as of December 31, 2020 are classified under Instruments of Other National Institutions (see Note No. 5 letter (m)).

Under the instruments issued abroad mainly include bonds of local companies issued abroad.

As of December 31, 2020, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$801 million (accumulated unrealized gain of Ch$3,827 million in December 2019), recorded as an equity valuation adjustment.

During the years 2020 and 2019, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of December 31, 2020 and 2019 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each year are as fallow:

	2020	2019
	MCh$	MCh$

Unrealized gains	19,709	18,479
Realized gains reclassified to income	(22,735)	(4,716)
Subtotal	(3,026)	13,763
Income tax on other comprehensive income	816	(3,734)
Net effect in equity	(2,210)	10,029

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$44,649 million as of December 31, 2020 (Ch$50,758 million as of December 31, 2019), as follows:

		Ownership				Investment
		Interest		Equity		Assets		Income
		2020	2019	2020	2019	2020	2019	2020	2019
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	67,337	82,667	17,613	21,973	(4,360)	3,505
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	19,171	19,174	3,951	3,985	389	390
Redbanc S.A.	Banco de Chile	38.13	38.13	8,663	9,221	3,307	3,549	(242)	330
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	8,182	6,464	2,787	2,184	603	294
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	29.63	29.63	8,626	17,675	2,556	5,238	(2,682)	5
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	5,526	4,811	1,564	1,359	276	231
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,248	12,470	1,510	1,538	(24)	59
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,436	6,290	980	958	29	29
Subtotal Associates				136,189	158,772	34,268	40,784	(6,011)	4,843

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	13,268	12,292	6,631	6,271	359	572
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,547	2,399	1,439	1,387	553	624
Subtotal Joint Ventures				15,815	14,691	8,070	7,658	912	1,196
Subtotal				152,004	173,463	42,338	48,442	(5,099)	6,039

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	374	353
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	54	48
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	9	9
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	1	1
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					91	96	—	—
Subtotal						2,311	2,316	438	411
Total						44,649	50,758	(4,661)	6,450

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(a)	Associates:

	2020
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	7,438	5,190	10,687	140	7,123	893,293	49,239	22,796	995,906
Non-current assets	3,696	1,968	8,523	5,700	18,361	112,844	602	5,391	157,085
Total Assets	11,134	7,158	19,210	5,840	25,484	1,006,137	49,841	28,187	1,152,991

Current liabilities	2,534	516	6,957	314	6,997	937,137	30,670	13,843	998,968
Non-current liabilities	418	206	3,627	—	9,824	1,663	—	2,088	17,826
Total Liabilities	2,952	722	10,584	314	16,821	938,800	30,670	15,931	1,016,794
Equity	8,182	6,436	8,626	5,526	8,663	67,337	19,171	12,248	136,189
Minority interest	—	—	—	—	—	—	—	8	8
Total Liabilities and Equity	11,134	7,158	19,210	5,840	25,484	1,006,137	49,841	28,187	1,152,991

Operating income	4,519	3,623	45,137	10	36,111	463,087	3,836	6,044	562,367
Operating expenses	(2,066)	(3,495)	(44,326)	(41)	(36,683)	(417,401)	(2,195)	(6,268)	(512,475)
Other income (expenses)	(42)	68	(13,339)	1,060	(364)	(68,833)	809	91	(80,550)
Gain before tax	2,411	196	(12,528)	1,029	(936)	(23,147)	2,450	(133)	(30,658)
Income tax	(601)	(6)	3,477	1	292	6,477	(506)	(59)	9,075
Gain for the year	1,810	190	(9,051)	1,030	(644)	(16,670)	1,944	(192)	(21,583)

	2019
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	5,087	6,019	9,586	113	7,047	1,118,388	54,120	2,504	1,202,864
Non-current assets	3,463	1,353	21,561	4,961	16,366	99,060	592	12,648	160,004
Total Assets	8,550	7,372	31,147	5,074	23,413	1,217,448	54,712	15,152	1,362,868

Current liabilities	1,947	769	7,951	263	7,688	1,130,800	34,234	2,659	1,186,311
Non-current liabilities	139	313	5,521	—	6,504	3,981	1,304	23	17,785
Total Liabilities	2,086	1,082	13,472	263	14,192	1,134,781	35,538	2,682	1,204,096
Equity	6,464	6,290	17,675	4,811	9,221	82,667	19,174	12,470	158,772
Minority interest	—	—	—	—	—	—	—	—	—
Total Liabilities and Equity	8,550	7,372	31,147	5,074	23,413	1,217,448	54,712	15,152	1,362,868

Operating income	3,384	3,386	49,944	15	38,024	222,912	3,707	46	321,418
Operating expenses	(2,229)	(3,348)	(49,699)	(57)	(36,693)	(133,128)	(2,224)	(616)	(227,994)
Other income (expenses)	(13)	159	(304)	903	(195)	(72,143)	979	1,067	(69,547)
Gain before tax	1,142	197	(59)	861	1,136	17,641	2,462	497	23,877
Income tax	(261)	(4)	75	—	(270)	(4,239)	(514)	(20)	(5,233)
Gain for the year	881	193	16	861	866	13,402	1,948	477	18,644

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(c)	Joint Ventures:

The Bank has a 50% interest in the jointly controlled entities Artikos S.A. and Servipag Ltda. Bank’s interest of both entities is accounted for using the equity method in the consolidated financial statements.

Below the summary financial information of the jointly controlled companies:

	Artikos S.A.		Servipag Ltda.
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Current assets	1,856	1,701	71,711	74,748
Non-current assets	1,799	1,944	16,102	18,005
Total Assets	3,655	3,645	87,813	92,753

Current liabilities	1,108	1,083	70,887	74,745
Non-current liabilities	—	163	3,658	5,716
Total Liabilities	1,108	1,246	74,545	80,461
Equity	2,547	2,399	13,268	12,292
Total Liabilities and Equity	3,655	3,645	87,813	92,753

Operating income	3,632	3,643	40,138	43,259
Operating expenses	(2,534)	(2,452)	(38,841)	(41,708)
Other income (expenses)	4	11	(31)	(315)
Gain before tax	1,102	1,202	1,266	1,236
Income tax	3	46	(290)	(343)
Gain for the year	1,105	1,248	976	893

(d)	The change of investments in companies registered under the equity method in the years of 2020 and 2019, are as follows:

	2020	2019
	MCh$	MCh$

Initial book value	48,442	42,252
Acquisition of investments in companies	—	671
Participation on income in companies with significant influence and joint control	(5,099)	6,039
Dividends received	(1,001)	(552)
Others	(4)	32
Total	42,338	48,442

(e)	During the year ended as of December 31, 2020 and 2019 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets:

(a)	As of December 31, 2020 and 2019 intangible assets are composed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	4	5	180,669	163,485	(119,968)	(105,178)	60,701	58,307
Total					180,669	163,485	(119,968)	(105,178)	60,701	58,307

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets, continued:

(b)	The change of intangible assets as of December 31, 2020 and 2019 are as follows:

	Software or computer programs
	2020	2019
	MCh$	MCh$
Gross Balance
Balance as of January 1,	163,485	144,942
Acquisition	18,631	20,928
Disposals/ write-downs	(387)	(1,759)
Reclassification	(16)	(276)
Impairment (*)	(1,044)	(350)
Total	180,669	163,485

Accumulated Amortization
Balance as of January 1,	(105,178)	(92,881)
Amortization for the year (*)	(15,865)	(12,875)
Disposals/ write-downs	660	316
Reclassification	—	262
Impairment (*)	415	—
Total	(119,968)	(105,178)

Balance Net	60,701	58,307

(*)	See Note No. 35 Depreciation, amortization and impairment.

(c)	As of December 31, 2020 and 2019, the Bank maintains the following amounts with technological developments:

	Commitment Amount
	2020	2019
Detail	MCh$	MCh$
Software and licenses	3,830	7,151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities:

(a)	The properties and equipment as of December 31, 2020 and 2019 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	20	21	304,951	301,619	(142,543)	(136,394)	162,408	165,225
Equipment	5	5	4	4	222,624	207,605	(175,141)	(162,560)	47,483	45,045
Others	7	7	4	4	55,898	55,519	(47,861)	(45,527)	8,037	9,992
Total					583,473	564,743	(365,545)	(344,481)	217,928	220,262

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(b)	The changes in properties and equipment as of December 31, 2020 and 2019 are as follows:

	2020
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2020	301,619	207,605	55,519	564,743
Additions	6,303	20,658	1,510	28,471
Write-downs and sales of the year	(2,903)	(5,606)	(1,105)	(9,614)
Impairment (*) (***)	(68)	(33)	(26)	(127)
Total	304,951	222,624	55,898	583,473

Accumulated Depreciation
Balance as of January 1, 2020	(136,394)	(162,560)	(45,527)	(344,481)
Depreciation charges of the year (*) (**)	(8,844)	(17,273)	(3,371)	(29,488)
Write-downs and sales of the year	2,695	4,692	1,025	8,412
Impairment (*) (***)	—	—	12	12
Total	(142,543)	(175,141)	(47,861)	(365,545)

Balance as of December 31, 2020	162,408	47,483	8,037	217,928

	2019
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2019	320,585	183,220	53,500	557,305
Reclassification	(25,654)	(37)	—	(25,691)
Additions	12,555	28,118	2,839	43,512
Write-downs and sales of the year	(5,437)	(3,115)	(762)	(9,314)
Impairment (*) (***)	(430)	(581)	(58)	(1,069)
Total	301,619	207,605	55,519	564,743

Accumulated Depreciation
Balance as of January 1, 2019	(150,099)	(148,455)	(42,879)	(341,433)
Reclassification	21,278	37	—	21,315
Depreciation charges of the year (*) (**)	(8,613)	(16,819)	(3,403)	(28,835)
Write-downs and sales of the year	1,040	2,692	740	4,472
Transfers	—	(15)	15	—
Total	(136,394)	(162,560)	(45,527)	(344,481)

Balance as of December 31, 2019	165,225	45,045	9,992	220,262

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$357 million (Ch$359 million as of December 2019).

(***)	This amount does not include charge-offs of Property and Equipment of Ch$916 million (Ch$949 million as of December 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of December 31, 2020 and 2019 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	123,215	130,853	(33,560)	(18,722)	89,655	112,131
Floor space for ATMs	40,445	41,960	(16,496)	(9,091)	23,949	32,869
Improvements to leased properties	26,579	27,254	(21,354)	(21,589)	5,225	5,665
Total	190,239	200,067	(71,410)	(49,402)	118,829	150,665

(d)	The changes of the rights over leased assets as of December 31, 2020 and 2019 is as follows:

	2020
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2020	130,853	41,960	27,254	200,067
Additions	7,907	1,319	847	10,073
Write-downs (*)	(15,538)	(1,197)	(1,522)	(18,257)
Remeasurement	(7)	(1,637)	—	(1,644)
Total	123,215	40,445	26,579	190,239

Accumulated Depreciation
Balance as of January 1, 2020	(18,722)	(9,091)	(21,589)	(49,402)
Depreciation of the year (*)	(18,867)	(7,774)	(1,006)	(27,647)
Write-downs (*)	4,029	369	1,241	5,639
Total	(33,560)	(16,496)	(21,354)	(71,410)

Balance as of December 31, 2020	89,655	23,949	5,225	118,829

(*)	See Note No.35 Depreciation, Amortization and Impairment. Does not include provision for impairment of Ch$1 million

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

	2019
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2019	116,577	27,920	—	144,497
Reclassification	—	—	26,332	26,332
Additions	14,276	14,040	1,725	30,041
Write-downs (*)	—	—	(803)	(803)
Total	130,853	41,960	27,254	200,067

Accumulated Depreciation
Balance as of January 1, 2019	—	—	—	—
Reclassification	—	—	(21,546)	(21,546)
Depreciation of the year (*)	(18,722)	(9,091)	(659)	(28,472)
Write-downs (*)	—	—	616	616
Total	(18,722)	(9,091)	(21,589)	(49,402)

Balance as of December 31, 2019	112,131	32,869	5,665	150,665

(e)	The following are the future maturities of the lease liabilities as of December 31, 2020 and 2019:

	2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	1,646	3,371	14,501	28,663	20,869	30,865	99,915
ATMs	824	1,644	7,229	14,467	419	483	25,066
Total	2,470	5,015	21,730	43,130	21,288	31,348	124,981

	2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	1,726	3,519	15,286	37,063	24,899	38,526	121,019
ATMs	809	1,618	7,131	18,125	5,403	679	33,765
Total	2,535	5,137	22,417	55,188	30,302	39,205	154,784

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the years 2020 and 2019 are as follows:

Total cash flow for the year
Lease liability	MCh$

Balances as of January 1, 2019	144,497
Liabilities for new lease agreements	24,431
Interest expenses	2,574
Payments of capital and interests	(29,374)
Others	3,885
Balances as of December 31, 2019	146,013

Balances as of January 1, 2020	146,013
Liabilities for new lease agreements	5,768
Interest expenses	2,532
Payments of capital and interests	(28,705)
Remeasurement	(1,644)
Derecognized contracts	(12,337)
Others	3,390
Balances as of December 31, 2020	115,017

(f)	The future cash flows related to short-term lease agreements in effect as of December 31, 2020 correspond to Ch$6,814 million (Ch$8,611 as of December 31, 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of December 31, 2020 and 2019, according to the following detail:

	2020	2019
	MCh$	MCh$

Income tax	153,084	222,266
Less:
Monthly prepaid taxes	(172,683)	(143,200)
Credit for training expenses	(1,900)	(1,900)
Others	(1,139)	(1,234)
Total	(22,638)	75,932

Tax rate	27%	27%

	2020	2019
	MCh$	MCh$

Current tax assets	22,949	357
Current tax liabilities	(311)	(76,289)
Total tax receivable (payable), net	22,638	(75,932)

(b)	Income Tax:

The effect of the tax expense during the years between January 1 and December 31, 2020 and 2019, are broken down as follows:

	2020	2019
	MCh$	MCh$
Income tax expense:
Current year tax	161,869	232,404
Tax Previous year	813	(16,348)
Subtotal	162,682	216,056
(Credit) Charge for deferred taxes:
Origin and reversal of temporary differences	(36,156)	(46,694)
Subtotal	(36,156)	(46,694)
Others	(564)	321
Net charge to income for income taxes	125,962	169,683

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2020 and 2019:

	2020		2019
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	159,049	27.00	205,927
Additions or deductions	(0.99)	(5,848)	(1.27)	(9,650)
Price-level restatement	(5.66)	(33,347)	(3.93)	(29,962)
Others	1.04	6,108	0.44	3,368
Effective rate and income tax expense	21.39	125,962	22.24	169,683

The effective rate for income tax for the year 2020 is 21.39% (22.24% in December 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts as of December 31, 2020 are detailed as follows:

		Effect on
	Balances as of December 31, 2019	Income	Equity	Balances as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	221,079	47,403	—	268,482
Personnel provisions	16,714	(481)	—	16,233
Staff vacations provisions	7,444	1,720	—	9,164
Accrued interests adjustments from impaired loans	3,674	896	—	4,570
Staff severance indemnities provision	607	(95)	25	537
Provision of credit cards expenses	8,221	(262)	—	7,959
Provision of accrued expenses	10,564	3,519	—	14,083
Leasing	41,792	(12,957)	—	28,835
Incomes received in advance	32,170	(16,082)	—	16,088
Other adjustments	15,485	11,420	—	26,905
Total Debit Differences	357,750	35,081	25	392,856

Credit Differences:
Depreciation and price-level restatement of property and equipment	15,524	1,732	—	17,256
Adjustment for valuation of financial assets available-for-sale	1,039	—	(816)	223
Transitory assets	7,174	(1,796)	—	5,378
Loans accrued to effective rate	1,386	1,393	—	2,779
Prepaid expenses	3,334	(1,100)	—	2,234
Other adjustments	8,345	(1,304)	—	7,041
Total Credit Differences	36,802	(1,075)	(816)	34,911

Deferred, Net	320,948	36,156	841	357,945

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(e)	For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these Consolidated Financial Statements.

(e.1)  Loans to customers as of December 31, 2020

	2020
			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	2,938,991	2,939,656	—	—	—
Commercial loans	15,199,426	16,053,548	46,808	72,440	119,248
Consumer loans	3,665,125	4,885,119	166	12,626	12,792
Residential mortgage loans	9,354,890	9,386,654	11,030	122	11,152
Total	31,158,432	33,264,977	58,004	85,188	143,192

(e.1)  Loans to customers as of December 31, 2019

	2019
			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,139,433	1,140,190	—	—	—
Commercial loans	13,725,346	14,308,651	47,451	76,814	124,265
Consumer loans	4,202,634	5,016,666	820	29,643	30,463
Residential mortgage loans	9,175,014	9,200,565	10,041	155	10,196
Total	28,242,427	29,666,072	58,312	106,612	164,924

(*)	In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(e.2)  Provisions on past-due loans

	2020
	Balance as of January 1, 2020	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	76,814	(47,122)	176,452	(133,704)	72,440
Consumer loans	29,643	(239,883)	248,045	(25,179)	12,626
Residential mortgage loans	155	(2,931)	25,656	(22,758)	122
Total	106,612	(289,936)	450,153	(181,641)	85,188

(e.2)  Provisions on past-due loans

	2019
	Balance as of January 1, 2019	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	59,773	(44,925)	165,500	(103,534)	76,814
Consumer loans	24,424	(247,314)	274,262	(21,729)	29,643
Residential mortgage loans	210	(4,078)	30,251	(26,228)	155
Total	84,407	(296,317)	470,013	(151,491)	106,612

(e.3)  Charge-offs and recoveries

	2020	2019
	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	19,111	11,432
Write-offs resulting in provisions released	1,985	314
Recovery or renegotiation of written-off loans	41,758	47,975

(e.4)  Application of Art. 31 No. 4 first & third subsections of the income tax law

	2020	2019
	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	1,985	314

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets:

(a)	Item composition:

At the end of each year, the item is composed as follows:

	2020	2019
	MCh$	MCh$

Assets held for leasing (*)	85,626	139,389

Assets received or awarded as payment (**)
Assets awarded at judicial sale	5,571	10,967
Assets received in lieu of payment	99	1,556
Provision for assets received in lieu of payment or awarded	(52)	(188)
Subtotal	5,618	12,335

Other Assets
Deposits by derivatives margin	232,732	475,852
Trading and brokerage (***)	84,993	40,911
Other accounts and notes receivable	63,796	44,727
Prepaid expenses	29,654	34,934
Investment properties	12,833	13,190
Commissions receivable	11,810	14,191
Servipag available funds	11,385	17,923
VAT receivable	10,777	11,831
Recoverable income taxes	8,691	33,136
Accounts receivable for sale of assets received in lieu of payment	2,469	2,184
Rental guarantees	2,014	1,957
Pending transactions	1,825	2,021
Materials and supplies	784	672
Assets recovered from leasing for sale	715	871
Others	13,745	16,844
Subtotal	488,223	711,244
Total	579,467	862,968

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0024% % (0.0341% as of December 31, 2019) of the Bank’s effective equity.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the year 2020 and 2019 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2019	806
Provisions used	(2,159)
Provisions established	1,541
Provisions released	—
Balance as of December 31, 2019	188
Provisions used	(1,088)
Provisions established	952
Provisions released	—
Balance as of December 31, 2020	52

19.	Current Accounts and Other Demand Deposits:

As of December 31, 2020 and 2019, this item is composed as follows:

	2020	2019
	MCh$	MCh$

Current accounts	12,477,719	8,951,527
Other demand deposits	1,431,904	1,662,950
Other deposits and sight accounts	1,257,606	711,656
Total	15,167,229	11,326,133

20.	Savings Accounts and Time Deposits:

As of December 31, 2020 and 2019, this item is composed as follows:

	2020	2019
	MCh$	MCh$

Time deposits	8,442,536	10,537,614
Term savings accounts	342,550	239,850
Other term balances payable	114,455	79,154
Total	8,899,541	10,856,618

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

21.	Borrowings from Financial Institutions:

As of December 31, 2020 and 2019, borrowings from financial institutions are detailed as follows:

	2020	2019
	MCh$	MCh$

Domestic banks
Banco do Brasil	7,100	3,900
Banco Scotiabank	1,257	—
Banco Santander	—	2,314
Subtotal domestic banks	8,357	6,214

Foreign banks
Foreign trade financing
The Bank of Nova Scotia	121,085	133,539
Citibank N.A. United State	114,525	285,974
Wells Fargo Bank	85,734	139,845
Zürcher Kantonalbank	39,116	78,872
Commerzbank AG	21,687	2,201
Bank of New York Mellon	21,389	224,812
Bank of America	20,475	194,704
Sumitomo Mitsui Banking	11,394	213,534
Standard Chartered Bank	715	70,128
Toronto Dominion Bank	—	22,556
JP Morgan Chase Bank	—	60,150
ING Bank	—	10,987
Others	40	89

Borrowings and other obligations
Wells Fargo Bank	106,965	113,377
Deutsche Bank Trust Company Americas	7,333	6
Citibank N.A. United State	—	5,183
Citibank N.A. United Kingdom	233	1,015
Others	105	91
Subtotal foreign banks	550,796	1,557,063

Chilean Central Bank (*)	3,110,600	—

Total	3,669,753	1,563,277

(*)	Financing provided by the Central Bank to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL). See Note No. 5 letter (m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued:

As of December 31, 2020 and 2019, this item is composed as follows:

	2020	2019
	MCh$	MCh$

Mortgage bonds	6,786	10,898
Bonds	7,700,402	7,912,621
Subordinated bonds	886,407	889,895
Total	8,593,595	8,813,414

During the year ended as of December 31, 2020, Banco de Chile issued bonds by an amount of Ch$889,135 million, from which corresponds to Short-Term Bonds and Current Bonds by an amount of Ch$634,952 million and Ch$254,183 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	23,078	2.00	07/01/2020	07/07/2020
Citibank N.A.	USD	38,371	1.95	09/01/2020	09/04/2020
Citibank N.A.	USD	34,886	1.91	13/01/2020	13/04/2020
Citibank N.A.	USD	11,629	1.87	14/01/2020	14/04/2020
Citibank N.A.	USD	31,667	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	7,917	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	27,709	1.86	29/01/2020	29/05/2020
Citibank N.A.	USD	10,350	1.85	30/01/2020	01/06/2020
Citibank N.A.	USD	19,720	1.85	03/02/2020	03/06/2020
Citibank N.A.	USD	31,391	1.55	08/04/2020	05/06/2020
Citibank N.A.	USD	21,262	1.30	13/04/2020	12/05/2020
Citibank N.A.	USD	12,758	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	34,020	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	16/06/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	18/06/2020
Citibank N.A.	USD	34,158	1.61	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,697	1.60	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,858	1.50	22/04/2020	14/08/2020
Wells Fargo Bank	USD	42,943	1.45	24/04/2020	29/01/2021
Wells Fargo Bank	USD	4,175	1.30	29/04/2020	29/10/2020
Citibank N.A.	USD	32,834	0.45	18/05/2020	20/07/2020
Citibank N.A.	USD	5,089	0.45	18/05/2020	20/07/2020
Wells Fargo Bank	USD	74,254	0.45	07/12/2020	06/12/2021
Total as of December 31, 2020		634,952

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEM0817	UF	93,096	7	0.80	06/01/2020	06/01/2027
BCHIEL0717	UF	123,957	8	0.72	04/02/2020	04/02/2028
Subtotal UF		217,053

BONO AUD	AUD	37,130	15	2.65	02/03/2020	02/03/2035
Subtotal Others currency		37,130
Total as of December 31, 2020		254,183

Subordinated bonds

During the year ended December 31, 2020, there were no subordinated bonds, issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

During the year ended as of December 31, 2019, Banco de Chile issued bonds by an amount of Ch$2,625,176 million, from which corresponds to Short-Term Bonds, Current Bonds and Subordinated Bonds by an amount of Ch$944,413 million, Ch$1,465,406 and Ch$215,357 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	40,937	2.91	04/01/2019	04/04/2019
Wells Fargo Bank	USD	40,264	2.85	17/01/2019	24/04/2019
Citibank N.A.	USD	33,598	2.80	22/01/2019	22/04/2019
Citibank N.A.	USD	53,250	2.67	04/04/2019	02/07/2019
Citibank N.A.	USD	27,886	2.67	09/04/2019	09/08/2019
Citibank N.A.	USD	33,257	2.66	11/04/2019	11/07/2019
Wells Fargo Bank	USD	33,257	2.68	11/04/2019	11/10/2019
Citibank N.A.	USD	33,051	2.66	12/04/2019	22/07/2019
Wells Fargo Bank	USD	3,966	2.67	12/04/2019	12/09/2019
Citibank N.A.	USD	27,184	2.67	29/04/2019	29/10/2019
Wells Fargo Bank	USD	33,838	2.60	30/04/2019	30/07/2019
Citibank N.A.	USD	34,795	2.61	17/05/2019	18/11/2019
Citibank N.A.	USD	34,842	2.59	23/05/2019	22/08/2019
Bank of America	USD	34,208	2.50	21/06/2019	22/08/2019
Wells Fargo Bank	USD	3,421	2.50	24/06/2019	25/07/2019
Citibank N.A.	USD	547	2.40	24/06/2019	15/10/2019
Citibank N.A.	USD	13,620	2.50	25/06/2019	05/08/2019
Citibank N.A.	USD	13,575	2.51	28/06/2019	01/08/2019
Citibank N.A.	USD	34,070	2.38	11/07/2019	09/10/2019
Citibank N.A.	USD	29,883	2.25	09/08/2019	12/11/2019
Wells Fargo Bank	USD	3,525	2.03	13/08/2019	08/05/2020
Citibank N.A.	USD	35,676	2.20	22/08/2019	21/11/2019
Wells Fargo Bank	USD	21,350	2.20	10/09/2019	09/12/2019
Wells Fargo Bank	USD	7,117	2.20	11/09/2019	16/12/2019
Wells Fargo Bank	USD	28,466	2.20	11/09/2019	10/12/2019
Citibank N.A.	USD	15,799	2.10	07/10/2019	07/01/2020
Citibank N.A.	USD	36,206	2.07	09/10/2019	09/01/2020
Citibank N.A.	USD	36,212	2.00	24/10/2019	29/01/2020
Bank of America	USD	36,212	2.00	24/10/2019	24/01/2020
Citibank N.A.	USD	18,200	2.00	25/10/2019	03/02/2020
Citibank N.A.	USD	31,819	1.91	04/11/2019	13/01/2020
Citibank N.A.	USD	31,239	1.97	12/11/2019	12/02/2020
Citibank N.A.	USD	4,554	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	7,989	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	18,750	2.07	04/12/2019	07/08/2020
Citibank N.A.	USD	23,268	2.05	09/12/2019	09/04/2020
Wells Fargo Bank	USD	3,877	2.04	09/12/2019	05/06/2020
Wells Fargo Bank	USD	15,395	2.04	11/12/2019	27/03/2020
Citibank N.A.	USD	1,792	2.03	30/12/2019	20/07/2020
Wells Fargo Bank	USD	7,518	2.10	30/12/2019	15/12/2020
Total as of December 31, 2019		944,413

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEC0817	UF	83,470	5	1.55	30/01/2019	30/01/2024
BCHIED1117	UF	41,711	5	1.54	14/03/2019	14/03/2024
BCHIED1117	UF	5,587	5	1.45	19/03/2019	19/03/2024
BCHIED1117	UF	36,317	5	1.45	20/03/2019	20/03/2024
BCHIDW1017	UF	84,359	2	0.93	09/05/2019	09/05/2021
BCHIDW1017	UF	57,091	2	0.57	24/06/2019	24/06/2021
BCHIEH0917	UF	58,867	7	1.04	01/07/2019	01/07/2026
BCHIEB1117	UF	86,682	4	0.83	01/07/2019	01/07/2023
BCHIEH0917	UF	29,514	7	1.00	02/07/2019	02/07/2026
BCHIEI1117	UF	60,697	7	0.66	19/07/2019	19/07/2026
BCHIEI1117	UF	22,063	7	0.51	30/07/2019	30/07/2026
BCHIEI1117	UF	8,613	7	0.45	01/08/2019	01/08/2026
BCHICC0815	UF	71,703	12	0.54	05/08/2019	05/08/2031
BCHICA1015	UF	71,221	11	0.54	05/08/2019	05/08/2030
BCHICB1215	UF	14,496	11	0.44	07/08/2019	07/08/2030
BCHIEI1117	UF	7,764	7	0.30	07/08/2019	07/08/2026
BCHIEI1117	UF	20,212	7	0.28	08/08/2019	08/08/2026
BCHICB1215	UF	57,926	11	0.45	08/08/2019	08/08/2030
BCHIEI1117	UF	3,108	7	0.29	08/08/2019	08/08/2026
BCHIBV1015	UF	71,063	10	0.37	20/08/2019	20/08/2029
BCHIEV1117	UF	132,366	10	0.34	05/09/2019	05/09/2029
BCHIEK1117	UF	117,493	13	1.38	11/12/2019	11/12/2032
Subtotal UF		1,142,323

BONO JPY	JPY	63,041	20	1.00	14/05/2019	14/05/2039
BONO HKD	HKD	32,725	12	2.90	19/07/2019	19/07/2031
BONO AUD	AUD	36,519	20	3.50	28/08/2019	28/08/2039
BONO PEN	PEN	29,969	15	5.40	04/09/2019	04/09/2034
BONO AUD	AUD	24,547	15	3.13	09/09/2019	09/09/2034
BONO NOK	NOK	60,951	10	3.50	07/11/2019	07/11/2029
BONO AUD	AUD	39,067	20	3.55	11/11/2019	11/11/2039
BONO JPY	JPY	36,264	10	1.00	19/11/2019	19/11/2029
Subtotal Others currency		323,083
Total as of December 31, 2019		1,465,406

Subordinated bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

UCHI-J1111	UF	61,471	23	1.05	20/08/2019	20/08/2042
UCHI-J1111	UF	65,973	23	1.04	20/08/2019	20/08/2042
UCHI-J1111	UF	48,799	23	0.99	21/08/2019	21/08/2042
UCHI-I1111	UF	39,114	21	0.96	24/09/2019	24/09/2040
Total as of December 31, 2019		215,357

During the year, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

23.	Other Financial Obligations:

As of December 31, 2020 and 2019, this item is composed as follows:

	2020	2019
	MCh$	MCh$

Other Chilean obligations	191,258	138,575
Public sector obligations	455	17,654
Total	191,713	156,229

24.	Provisions:

(a)	As of December 31, 2020 and 2019, this item is composed as follows:

	2020	2019
	MCh$	MCh$

Provisions for minimum dividends (*)	220,271	300,461
Provisions for personnel benefits and payroll expenses	111,243	109,075
Provisions for contingent loan risks	76,191	57,042
Provisions for contingencies:
Additional loan provisions (**)	320,252	213,252
Country risk provisions	5,446	4,332
Other provisions for contingencies	508	501
Total	733,911	684,663

(*)	See Note No. 27 letter (c).

(**)	As of December 31, 2020, Ch$107,000 million have been established for additional provisions. See Note No. 24 letter (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the years 2020 and 2019:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	305,409	92,579	55,530	213,252	3,349	670,119
Provisions established	300,461	93,358	1,512	—	1,484	396,815
Provisions used	(305,409)	(76,862)	—	—	—	(382,271)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2019	300,461	109,075	57,042	213,252	4,833	684,663
Provisions established	220,271	82,953	19,149	107,000	1,121	430,494
Provisions used	(300,461)	(80,785)	—	—	—	(381,246)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2020	220,271	111,243	76,191	320,252	5,954	733,911

(c)	Provisions for personnel benefits and payroll:

	2020	2019
	MCh$	MCh$

Provisions for performance bonuses	43,941	51,051
Staff accrued vacation provision	33,993	27,609
Staff severance indemnities	7,581	7,566
Other personnel benefits provision	25,728	22,849
Total	111,243	109,075

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(d)	Staff severance indemnities:

(i)	Changes in the staff severance indemnities:

	2020	2019
	MCh$	MCh$

Present value of the obligations at the beginning of the year	7,566	7,754
Increase in provision	527	323
Benefit paid	(603)	(758)
Effect of change in actuarial factors	91	247
Total	7,581	7,566

(ii)	Net benefits expenses:

	2020	2019
	MCh$	MCh$

Increase (Decrease) in provisions	367	101
Interest cost of benefits obligations	160	222
Effect of change in actuarial factors	91	247
Net benefit expenses	618	570

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	December 31, 2020	December 31, 2019
	%	%

Discount rate	2.31	3.17
Salary increase rate	4.04	4.42
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during December of year 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(e)	Changes in compliance bonuses provision:

	2020	2019
	MCh$	MCh$

Balances as of January 1	51,051	47,797
Net provisions established	34,138	45,792
Provisions used	(41,248)	(42,538)
Total	43,941	51,051

(f)	Changes in staff accrued vacation provision:

	2020	2019
	MCh$	MCh$

Balances as of January 1	27,609	26,855
Net provisions established	11,512	7,257
Provisions used	(5,128)	(6,503)
Total	33,993	27,609

(g)	Employee benefits share-based provision:

As of December 31, 2020 and 2019, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of December 31, 2020 the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$76,191 million (Ch$57,042 million at December 2019). See Note No. 26 letter (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

25.	Other Liabilities:

As of December 31, 2020 and 2019, this item is composed as follows:

	2020	2019
	MCh$	MCh$

Accounts and notes payable	273,143	231,465
Income received in advance (*)	68,907	125,418
Dividends payable	4,309	1,443

Other liabilities
Documents intermediated (**)	137,546	80,190
Cobranding	29,213	30,186
VAT debit	16,519	16,354
Securities unliquidated	2,725	135,547
Insurance payments	1,802	1,157
Outstanding transactions	725	792
Others	30,231	20,946
Total	565,120	643,498

(*)	In relation to the Strategic Alliance Framework Agreement, on June 4, 2019, Banco de Chile received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized over time, depending on compliance with the associated performance obligation.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments:

(a)	Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	2020	2019
	MCh$	MCh$
Contingent loans
Guarantees and sureties	224,079	280,838
Confirmed foreign letters of credit	58,299	94,673
Issued letters of credit	343,663	316,916
Bank guarantees	2,214,370	2,283,390
Undrawn credit lines	7,650,382	7,870,260
Other credit commitments	107,707	155,163

Transactions on behalf of third parties
Documents in collections	157,671	144,043
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	16,024	6,418
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	80,788	73,140
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	2,023,313	2,677,353
Securities held in safe custody in other entities	18,467,801	18,719,297
Total	31,344,097	32,621,491

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2020 the Bank maintain provisions for judicial contingencies amounting to Ch$244 million (Ch$237 million as of December 2019), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	2020
	2021	2022	2023	2024	2025	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	43	30	4	167	—	244

(b.2)	Contingencies for significant lawsuits in courts:

As of December 31, 2020 and 2019 there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,778,100, maturing January 8, 2021 (UF 3,090,000, maturing on January 10, 2020 as of December 2019). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 877,000.

As of December 31, 2020 and 2019 the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2022, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	2020	2019
	MCh$	MCh$
Guarantees:
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	47,684	85,302
Electronic Chilean Securities Exchange, Stock Exchange	20,227	6,843

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	10,000	7,985
Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	2,858	382
Total	80,769	100,512

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

ii.	In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires April 2, 2021, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee No. 3610198 in the amount of UF 253,800 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2021.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2020 the entity maintains two insurance policies with effect from April 15, 2020 to April 14, 2021 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60,000

(d)	Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	2020	2019
	MCh$	MCh$

Undrawn credit lines	40,404	31,121
Bank guarantees provision	27,596	22,268
Guarantees and sureties provision	7,060	3,156
Letters of credit provision	1,074	440
Other credit commitments	57	57
Total	76,191	57,042

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(e)	By Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of December 31, 2020, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2019), with no par value, subscribed and fully paid.

	As of December 31, 2020
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	6,119,467,747	6.058%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco Santander (on behalf foreign investors)	3,919,108,296	3.880%
Banco de Chile on behalf State Street	3,727,262,229	3.690%
Banco de Chile on behalf of non-resident third parties	3,161,922,677	3.130%
Ever 1 BAE SPA	2,303,065,577	2.280%
Ever Chile SPA	2,201,574,554	2.179%
Inversiones Aspen Ltda.	1,594,040,870	1.578%
Larraín Vial S.A. Corredora de Bolsa	1,190,615,892	1.179%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
J P Morgan Chase Bank	895,801,708	0.887%
Banco de Chile on behalf Citibank New York	775,137,039	0.767%
BCI Corredores de Bolsa S.A.	738,927,828	0.731%
Santander S.A. Corredores de Bolsa Limitada	649,014,878	0.642%
A.F.P Habitat S.A. for Type A Fund	629,021,971	0.623%
BICE Inversiones Corredores de Bolsa S.A.	574,415,365	0.569%
Valores Security S.A. Corredores de Bolsa	500,796,965	0.496%
Inversiones CDP SPA	487,744,912	0.483%
AFP Cuprum S A for Type A Fund	440,960,737	0.437%
Subtotal	82,769,721,904	81.936%
Others shareholders	18,247,359,210	18.064%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(a)	Capital, continued

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2019
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,708,422,261	5.651%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco Itaú Corpbanca (on behalf foreign investors)	4,458,337,344	4.413%
Banco Santander (on behalf foreign investors)	4,310,744,955	4.267%
Banco de Chile on behalf third parties	3,635,074,988	3.598%
Ever 1 BAE SPA	2,303,065,577	2.280%
Ever Chile SPA	2,201,574,554	2.179%
Inversiones Aspen Ltda.	1,594,040,870	1.578%
JP Morgan Chase Bank	1,388,915,908	1.375%
Larraín Vial S.A. Corredora de Bolsa	1,311,456,827	1.298%
Inversiones Avenida Borgoño Limitada	1,190,565,316	1.179%
Banco de Chile on behalf Citibank Nueva York	755,440,788	0.748%
Valores Security S.A. Corredores de Bolsa	609,333,678	0.603%
BCI Corredores de Bolsa S.A.	575,904,925	0.570%
Santander S.A. Corredores de Bolsa Limitada	545,861,161	0.540%
Inversiones CDP Limitada	487,744,912	0.483%
A.F.P Habitat S.A. for Type A Fund	413,318,522	0.409%
BICE Inversiones Corredores de Bolsa S.A.	393,920,005	0.390%
A.F.P Habitat S.A. for Type C Pension Fund	381,039,562	0.377%
Subtotal	83,935,039,496	83.090%
Others shareholders	17,082,041,618	16.910%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

(ii.1)	The following table shows the changes in share from December 31, 2018 to December 31, 2020:

Total
Ordinary Shares

Total shares as of December 31, 2018	101,017,081,114

Total shares as of December 31, 2019	101,017,081,114

Total shares as of December 31, 2020	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 26, 2020 it was approved the distribution and payment of dividend No. 208 of Ch$3.47008338564 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2019. The amount of the dividend paid in year 2020 amounted to Ch$350,538 million.

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2019 it was approved the distribution and payment of dividend No. 207 of Ch$3.52723589646 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2018. The amount of the dividend paid in year 2019 amounted to Ch$356,311 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

27.	Equity, continued:

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding year, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the year ended as of December 31, 2020 amounted to Ch$95,989 million.

As indicated, as of December 31, 2020, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$367,119 million (Ch$500,768 million as of December 31, 2019). Consequently, the Bank recorded a provision for minimum dividends under “Provisions” as of December 31, for an amount of Ch$220,271 million (Ch$300,461 million in December 2019), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

27.	Equity, continued:

Accordingly, the basic and diluted earnings per share as of December 31, 2020 and 2019 were determined as follows:

	2020	2019
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	463,108	593,008
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	4.58	5.87

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	463,108	593,008
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	4.58	5.87

As of December 31, 2020 and 2019, the Bank does not have instruments that generate dilutive effects.

(e)	Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the year 2020 it was made a credit to equity for Ch$10,358 million (charge to equity of Ch$37,546 million in 2019). The income tax effect presented a charge to equity of Ch$2,797 million (credit of Ch$10,138 million in December 2019).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the year 2020, it was made a charge to equity for Ch$3,026 million (credit of Ch$13,763 million during the year 2019). The deferred tax effect meant a credit to equity of Ch$816 million (charge to equity of Ch$3,734 million in December 2019).

(f)	Retained earnings from previous years:

During the year 2020, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the 2019 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index occurred between November 2018 and November 2019, amounting to Ch$92,240 million. Additionally, the Board determined to withhold 30% of the remaining liquid income, equivalent to Ch$150,230 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

28.	Interest Revenue and Expenses:

(a)	On the closing date of the Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	2020				2019
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	652,736	164,272	5,930	822,938	736,474	159,145	12,413	908,032
Consumer loans	525,346	1,806	6,116	533,268	626,670	1,628	9,906	638,204
Residential mortgage loans	272,567	243,014	4,853	520,434	296,832	229,815	6,061	532,708
Financial investment	29,740	6,570	—	36,310	37,441	7,442	—	44,883
Repurchase agreements	1,406	—	—	1,406	2,480	—	—	2,480
Loans to banks	10,797	—	—	10,797	27,457	—	—	27,457
Other interest and indexation revenue	8,819	1,873	—	10,692	15,378	2,377	—	17,755
Total	1,501,411	417,535	16,899	1,935,845	1,742,732	400,407	28,380	2,171,519

The amount of interest recognized on a received basis for impaired portfolio in the year 2020 amounts to Ch$3,811 million (Ch$4,415 million in December 2019).

(b)	At the year end, the stock of interest and UF indexation not recognized in incomes is the following:

	2020			2019
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	12,008	1,366	13,374	8,755	1,141	9,896
Residential mortgage loans	2,001	1,502	3,503	2,172	1,494	3,666
Consumer loans	35	—	35	36	—	36
Total	14,044	2,868	16,912	10,963	2,635	13,598

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

28.	Interest Revenue and Expenses, continued:

(c)	At each year end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	2020			2019
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	114,593	28,030	142,623	268,404	44,738	313,142
Debt securities issued	214,275	189,714	403,989	212,355	173,660	386,015
Other financial obligations	395	18	413	876	42	918
Repurchase agreements	1,851	2	1,853	7,048	—	7,048
Obligations with banks	27,830	—	27,830	43,570	—	43,570
Demand deposits	375	11,184	11,559	539	13,869	14,408
Lease liabilities	2,532	—	2,532	2,574	—	2,574
Other interest and indexation expenses	629	619	1,248	41	442	483
Total	362,480	229,567	592,047	535,407	232,751	768,158

(d)	As of December 31, 2020 and 2019, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2020			2019
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	2,950	—	2,950	720	—	720
Loss from fair value accounting hedges	(9,392)	—	(9,392)	(9,392)	—	(9,392)
Gain from cash flow accounting hedges	55,544	96,015	151,559	385,983	433,438	819,421
Loss from cash flow accounting hedges	(109,877)	(63,975)	(173,852)	(440,561)	(407,550)	(848,111)
Net gain on hedge items	(2,051)	—	(2,051)	3,376	—	3,376
Total	(62,826)	32,040	(30,786)	(59,874)	25,888	(33,986)

(e)	At each year end, the summary of interest is as follows:

	2020	2019
	MCh$	MCh$

Interest revenue	1,935,845	2,171,519
Interest expense	(592,047)	(768,158)

Subtotal interest income	1,343,798	1,403,361

Net gain (loss) from accounting hedges	(30,786)	(33,986)

Total net interest income	1,313,012	1,369,375

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

29.	Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Consolidated Statement of Income refers to the following items:

	2020	2019
	MCh$	MCh$
Commission income
Debit and credit card services	156,786	185,878
Investments in mutual funds and others	92,514	101,046
Use of distribution channel and access to customers	75,074	65,243
Collections and payments	54,730	56,389
Portfolio management	50,272	47,816
Fees for insurance transactions	33,049	37,035
Guarantees and letters of credit	27,824	26,101
Trading and securities management	22,017	21,878
Brand use agreement	19,835	16,494
Lines of credit and overdrafts	4,568	4,716
Financial advisory services	4,487	4,393
Other commission earned	20,990	22,183
Total commissions income	562,146	589,172

Commission expenses
Fees for card transactions	(79,893)	(97,823)
Interbank transactions	(24,843)	(20,133)
Collections and payments	(4,927)	(6,284)
Securities transactions	(4,411)	(5,943)
Sales force	(244)	(404)
Other commission	(1,860)	(1,283)
Total commissions expenses	(116,178)	(131,870)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

30.	Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	2020	2019
	MCh$	MCh$

Financial assets held-for-trading	57,931	76,402
Sale of available-for-sale instruments	27,091	4,789
Net income on other transactions	29	(145)
Sale of loan portfolios (Note No.12 (f))	263	2,549
Trading derivative	(96,772)	32,814
Total	(11,458)	116,409

31.	Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	2020	2019
	MCh$	MCh$

Gain from accounting hedges	(17,156)	113,374
Indexed foreign currency	176,469	(88,772)
Exchange difference, net	(2,651)	6,284
Total	156,662	30,886

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

32.	Provisions for Loan Losses:

The change registered in income during the years 2020 and 2019 due to provisions, are summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	—	(91,133)	(24,986)	—	—	—	—	(91,133)	(24,986)	(11,707)	—	(102,840)	(24,986)
- Group provisions	—	—	(68,866)	(71,075)	(14,595)	(9,391)	(203,789)	(288,616)	(287,250)	(369,082)	(7,442)	(2,282)	(294,692)	(371,364)
Provisions established, net	—	—	(159,999)	(96,061)	(14,595)	(9,391)	(203,789)	(288,616)	(378,383)	(394,068)	(19,149)	(2,282)	(397,532)	(396,350)

Provisions released:
- Individual provisions	93	331	—	—	—	—	—	—	—	—	—	770	93	1,101
- Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions realeased, net	93	331	—	—	—	—	—	—	—	—	—	770	93	1,101

Provision, net	93	331	(159,999)	(96,061)	(14,595)	(9,391)	(203,789)	(288,616)	(378,383)	(394,068)	(19,149)	(1,512)	(397,439)	(395,249)

Additional provisions	—	—	(107,000)	—	—	—	—	—	(107,000)	—	—	—	(107,000)	—

Recovery of written-off assets	—	—	8,599	12,253	3,377	5,114	29,783	30,608	41,759	47,975	—	—	41,759	47,975

Provision for loan losses, net	93	331	(258,400)	(83,808)	(11,218)	(4,277)	(174,006)	(258,008)	(443,624)	(346,093)	(19,149)	(1,512)	(462,680)	(347,274)

During the year ended December 31, 2020, the CMF has issued specific regulations for the constitution of provisions (See Note No. 3). Additionally, the Bank has made changes to the variables used in group provisions calculation (See Note No. 4).

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

33.	Personnel Expenses:

Salaries and personnel expenses during the years 2020 and 2019 are as follows:

	2020	2019
	MCh$	MCh$

Remunerations	258,918	254,886
Bonuses and incentives	61,526	71,028
Variable compensation	34,151	37,281
Gratifications	28,167	27,889
Lunch and health benefits	27,388	27,618
Staff severance indemnities	22,994	35,100
Training expenses	1,832	3,626
Other personnel expenses	22,200	18,171
Total	457,176	475,599

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

34.	Administrative Expenses:

This item is composed as follows:

	2020	2019
	MCh$	MCh$
General administrative expenses
Information technology and communications	99,763	92,264
Maintenance and repair of property and equipment	48,218	50,297
External advisory services and professional services fees	14,650	21,099
Office supplies	11,094	9,366
Surveillance and securities transport services	10,787	11,533
Insurance premiums	8,273	5,851
External service of financial information	5,912	5,461
Energy, heating and other utilities	5,556	5,697
Expenses for short-term leases and low value	4,729	5,801
Postal box, mail, postage and home delivery services	4,218	5,131
Legal and notary expenses	4,182	3,996
External service of custody of documentation	3,359	3,315
Donations	2,818	2,238
Representation and travel expenses	2,780	3,657
Other expenses of obligations for lease agreements	2,684	2,797
Other general administrative expenses	4,495	5,227
Subtotal	233,518	233,730

Outsource services
Credit pre-evaluation	12,241	19,159
External technological developments expenses	11,371	9,459
Data processing	9,333	10,129
Certification and technology testing	6,062	7,460
Other	2,435	3,470
Subtotal	41,442	49,677

Board expenses
Board of Directors Compensation	2,795	2,509
Other Board expenses	30	194
Subtotal	2,825	2,703

Marketing expenses
Advertising	23,561	27,808
Subtotal	23,561	27,808

Taxes, payroll taxes and contributions
Contribution to the banking regulator	11,408	10,285
Real estate contributions	4,054	2,856
Patents	1,284	1,209
Other taxes	789	1,437
Subtotal	17,535	15,787
Total	318,881	329,705

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

35.	Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the years 2020 and 2019, are detailed as follows:

	2020	2019
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	29,845	29,194
Depreciation of leased assets (Note No. 16 (d))	27,647	28,472
Amortization of intangibles assets (Note No. 15 (b))	15,865	12,875
Total	73,357	70,541

(b)	As of December 31, 2020 and 2019 the impairment expenses is composed as follows:

	2020	2019
	MCh$	MCh$
Impairment
Impairment of property and equipment (Note No. 16 (b))	1,031	2,018
Impairment of intangible assets (Note No. 15 (b))	629	350
Impairment of leased assets (Note No. 16 (d))	1	187
Total	1,661	2,555

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

36.	Other Operating Income:

During the years 2020 and 2019, the Bank and its subsidiaries present other operating income, according to the following:

	2020	2019
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	7,891	10,793
Other income	87	40
Subtotal	7,978	10,833

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	—	—
Subtotal	—	—

Other income
Release of provisions and expense recovery	6,497	9,002
Rental investment properties	5,748	8,387
Reimbursements for insurance policies	4,414	349
Recovery from correspondent banks	2,841	2,816
Income from sale leased assets	1,956	1,166
Revaluation of prepaid monthly payments	1,569	1,731
Credit/debit card income	459	4,037
Fiduciary and trustee commissions	316	267
Gain on sale of fixed assets	30	90
Others	2,751	1,870
Subtotal	26,581	29,715

Total	34,559	40,548

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

37.	Other Operating Expenses:

During the years 2020 and 2019, the Bank and its subsidiaries present other operating expenses, according to the following:

	2020	2019
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	3,984	8,778
Provisions for assets received in lieu of payment	1,020	1,786
Maintenance expenses of assets received in lieu of payment	1,021	1,225
Subtotal	6,025	11,789

Provisions for contingencies
Country risk provisions	1,114	1,451
Other provisions	7	33
Subtotal	1,121	1,484

Other expenses
Write-offs for operating risks	10,625	5,586
Leasings operational expenses	5,430	5,111
Card administration	2,599	2,490
Correspondent banks	1,804	1,569
Expenses for charge-off leased assets recoveries	597	1,072
Credit life insurance	586	282
Contribution to other organisms	331	253
Civil lawsuits	195	120
Others	1,943	2,848
Subtotal	24,110	19,331

Total	31,256	32,604

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Productive and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	122,716	174,370	164,213	130,237	12,445	13,563	299,374	318,170
Residential mortgage loans	—	—	—	—	61,131	58,477	61,131	58,477
Consumer loans	—	—	—	—	8,743	9,862	8,743	9,862
Gross loans	122,716	174,370	164,213	130,237	82,319	81,902	369,248	386,509
Allowance for loan losses	(1,264)	(782)	(802)	(243)	(390)	(889)	(2,456)	(1,914)
Net loans	121,452	173,588	163,411	129,994	81,929	81,013	366,792	384,595

Contingent loans:
Guarantees and sureties	7,277	5,531	9,469	9,470	—	—	16,746	15,001
Letters of credits	2,885	2,365	—	328	—	—	2,885	2,693
Banks guarantees	25,129	32,650	35,733	43,478	—	57	60,862	76,185
Undrawn credit lines	46,887	52,916	14,308	14,364	20,306	21,519	81,501	88,799
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	82,178	93,462	59,510	67,640	20,306	21,576	161,994	182,678
Provision for contingencies loans	(218)	(214)	(55)	(52)	(51)	(37)	(324)	(303)
Contingent loans, net	81,960	93,248	59,455	67,588	20,255	21,539	161,670	182,375

Amount covered by guarantee:
Mortgage	15,575	30,807	54,891	57,456	82,777	69,165	153,243	157,428
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	33,474	37,794	12,117	12,921	6,582	5,250	52,173	55,965
Total collateral	49,049	68,601	67,008	70,377	89,359	74,415	205,416	213,393

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish

38.	Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(*)	For these effects are considered productive companies, those that meet the following conditions:

i)	They engage in production activities and generate a separate flow of income.
ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to shares and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	2020	2019
	MCh$	MCh$
Assets
Cash and due from banks	261,386	99,802
Transactions in the course of collection	35,833	63,969
Financial assets held-for-trading	96	880
Derivative instruments	252,748	495,378
Investment instruments	31,548	12,141
Other assets	96,362	76,548
Total	677,973	748,718

Liabilities
Demand deposits	239,139	227,377
Transactions in the course of payment	37,799	16,202
Obligations under repurchase agreements	24,500	54,030
Savings accounts and time deposits	338,732	396,028
Derivative instruments	355,099	432,669
Borrowings with banks	114,758	292,172
Lease liabilities	10,354	11,888
Other liabilities	14,699	151,335
Total	1,135,080	1,581,701

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	2020		2019
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	15,790	258	19,039	2,619
Fees and commissions income	41,166	39,988	72,931	65,383
Net Financial Operating Income
Derivative instruments (**)	12,219	46,593	124,967	73,252
Other financial operations	40	—	87	119
Released or established of provision for credit risk	—	1,226	—	106
Operating expenses	—	119,259	—	120,559
Other income and expenses	469	4	542	26

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$4,997 million as of December 31, 2020 (net gain of Ch$123,461 million as of December 31, 2019).

(d)	Contracts with related parties:

During the year ended December 31, 2020, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Sistemas Oracle de Chile S.A	Licensing services, support renewal and implementation of hardware and software.

Canal 13 S.A.	Advertising service

Nexus S.A.	Credit card operation services

Artikos S.A.	Development services for electronic invoicing

Fundación Libertad y Desarrollo	Economic reports

Servipag Ltda.	Collection services

Universidad del Desarrollo	Research projects

Ionix Spa	Technical assistance service and platform support

Bolsa de Comercio de Santiago	Information services for custodians

Servicios de Infraestructura de Mercado OTC S.A.	Platform services for electronic signature of financial derivatives contracts

Redbanc S.A.	Electronic Transfer Services (EFT)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(d)	Contracts with related parties, continued:

Company name	Concept or service description

DCV Registros S.A.	Shareholder Registry Administration

Mall Plaza Oeste	Rental service

Mall Plaza Antofagasta	Rental service

(e)	Directors’ remunerations and payments to key management personnel:

	2020	2019
	MCh$	MCh$

Personnel remunerations	3,918	4,148
Short-term benefits	3,642	3,255
Severance pay	1,550	1,264
Directors’ remunerations and fees (*)	2,795	2,509
Total	11,905	11,176

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$14 million (Ch$13 million in December 2019).

Fees paid to the advisors of the Board of Directors amount to Ch$90 million in December 2019, as of December 31, 2020, there is no amount for this concept. The travel and other related expenses amount to Ch$30 million (Ch$104 million in December 2019).

Composition of key personnel:

	No. of executives
	2020	2019
Position
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	14	13
Directors Bank and subsidiaries	19	19
Total	40	39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befall to the Financial Control and Treasury Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued Chilean Central Bank and Treasury, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	December	December	December	December	December	December	December	December
	2020	2019	2020	2019	2020	2019	2020	2019
Financial Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
From the Chilean Government and Central Bank	75,701	93,032	4,083,591	1,030,657	—	—	4,159,292	1,123,689
Other instruments issued in Chile	1,002	3,272	99,302	316,971	5,494	55,094	105,798	375,337
Instruments issued abroad	164	—	—	—	—	—	164	—
Mutual fund investments	400,902	373,329	—	—	—	—	400,902	373,329
Subtotal	477,769	469,633	4,182,893	1,347,628	5,494	55,094	4,666,156	1,872,355
Derivative contracts for trading purposes
Forwards	—	—	551,964	956,632	—	—	551,964	956,632
Swaps	—	—	2,013,247	1,761,952	—	—	2,013,247	1,761,952
Call Options	—	—	269	4,961	—	—	269	4,961
Put Options	—	—	1,462	1,076	—	—	1,462	1,076
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,566,942	2,724,621	—	—	2,566,942	2,724,621
Hedge derivative contracts
Fair value hedge (Swap)	—	—	—	32	—	—	—	32
Cash flow hedge (Swap)	—	—	51,062	61,562	—	—	51,062	61,562
Subtotal	—	—	51,062	61,594	—	—	51,062	61,594
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	—	66,953	163,600	42,109	—	—	163,600	109,062
Other instruments issued in Chile	—	—	860,327	1,221,862	36,596	7,069	896,923	1,228,931
Instruments issued abroad	—	—	—	19,853	—	—	—	19,853
Subtotal	—	66,953	1,023,927	1,283,824	36,596	7,069	1,060,523	1,357,846
Total	477,769	536,586	7,824,824	5,417,667	42,090	62,163	8,344,683	6,016,416

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	637,186	673,630	—	—	637,186	673,630
Swaps	—	—	2,130,474	2,097,024	—	—	2,130,474	2,097,024
Call Options	—	—	306	1,529	—	—	306	1,529
Put Options	—	—	2,099	2,209	—	—	2,099	2,209
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,770,065	2,774,392	—	—	2,770,065	2,774,392
Hedge derivative contracts
Fair value hedge (Swap)	—	—	6,519	9,286	—	—	6,519	9,286
Cash flow hedge (Swap)	—	—	65,172	34,443	—	—	65,172	34,443
Subtotal	—	—	71,691	43,729	—	—	71,691	43,729
Total	—	—	2,841,756	2,818,121	—	—	2,841,756	2,818,121

(1)	As of December 31, 2020, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Financial Statements:

	2020
	Balance as of January 1, 2020	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	55,094	(708)	—	49,424	(98,316)	—	—	5,494
Subtotal	55,094	(708)	—	49,424	(98,316)	—	—	5,494

Available-for-Sale Instruments:
Other instruments issued in Chile	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596
Subtotal	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596

Total	62,163	(385)	(647)	120,963	(169,213)	29,209	—	42,090

	2019
	Balance as of January 1, 2019	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094
Subtotal	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094

Available-for-Sale Instruments:
Other instruments issued in Chile	23,021	968	(517)	—	(18,177)	1,774	—	7,069
Subtotal	23,021	968	(517)	—	(18,177)	1,774	—	7,069

Total	43,887	930	(517)	48,017	(44,681)	15,142	(615)	62,163

(1)	Recorded in income under item “Net financial operating income”.
(2)	Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of December 31, 2020		As of December 31, 2019
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	5,494	(8)	55,094	(466)
Subtotal	5,494	(8)	55,094	(466)
Available-for- Sale Instruments
Other instruments issued in Chile	36,596	(525)	7,069	(86)
Subtotal	36,596	(525)	7,069	(86)

Total	42,090	(533)	62,163	(552)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,560,216	2,392,166	2,560,216	2,392,166
Transactions in the course of collection	582,308	584,672	582,308	584,672
Investments under resale agreements	76,407	142,329	76,407	142,329
Subtotal	3,218,931	3,119,167	3,218,931	3,119,167
Loans and advances to banks
Domestic banks	259,862	149,953	259,862	149,953
Central Bank of Chile	2,380,033	630,053	2,380,033	630,053
Foreign banks	299,096	359,427	297,778	358,542
Subtotal	2,938,991	1,139,433	2,937,673	1,138,548
Loans to customers, net
Commercial loans	17,169,744	15,956,336	16,968,143	15,988,330
Residential mortgage loans	9,354,890	9,175,014	10,075,011	9,888,506
Consumer loans	3,665,424	4,202,702	3,711,582	4,215,509
Subtotal	30,190,058	29,334,052	30,754,736	30,092,345
Total	36,347,980	33,592,652	36,911,340	34,350,060

Liabilities
Current accounts and other demand deposits	15,167,229	11,326,133	15,167,229	11,326,133
Transactions in the course of payment	1,302,000	352,121	1,302,000	352,121
Obligations under repurchase agreements	288,917	308,734	288,917	308,734
Savings accounts and time deposits	8,899,541	10,856,618	8,885,015	10,795,125
Borrowings from banks	3,669,753	1,563,277	3,415,959	1,555,129
Other financial obligations	191,713	156,229	217,311	160,361
Subtotal	29,519,153	24,563,112	29,276,431	24,497,603
Debt Issued
Letters of credit for residential purposes	6,532	10,229	7,201	11,081
Letters of credit for general purposes	254	669	280	725
Bonds	7,700,402	7,912,621	8,390,594	8,340,272
Subordinate bonds	886,407	889,895	1,004,196	1,004,621
Subtotal	8,593,595	8,813,414	9,402,271	9,356,699
Total	38,112,748	33,376,526	38,678,702	33,854,302

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of December 31, 2020 and 2019:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,560,216	2,392,166	—	—	—	—	2,560,216	2,392,166
Transactions in the course of collection	582,308	584,672	—	—	—	—	582,308	584,672
Investments under resale agreements	76,407	142,329	—	—	—	—	76,407	142,329
Subtotal	3,218,931	3,119,167	—	—	—	—	3,218,931	3,119,167
Loans and advances to banks
Domestic banks	259,862	149,953	—	—	—	—	259,862	149,953
Central Bank	2,380,033	630,053	—	—	—	—	2,380,033	630,053
Foreign banks	—	—	—	—	297,778	358,542	297,778	358,542
Subtotal	2,639,895	780,006	—	—	297,778	358,542	2,937,673	1,138,548
Loans to customers, net
Commercial loans	—	—	—	—	16,968,143	15,988,330	16,968,143	15,988,330
Residential mortgage loans	—	—	—	—	10,075,011	9,888,506	10,075,011	9,888,506
Consumer loans	—	—	—	—	3,711,582	4,215,509	3,711,582	4,215,509
Subtotal	—	—	—	—	30,754,736	30,092,345	30,754,736	30,092,345
Total	5,858,826	3,899,173	—	—	31,052,514	30,450,887	36,911,340	34,350,060

Liabilities
Current accounts and other demand deposits	15,167,229	11,326,133	—	—	—	—	15,167,229	11,326,133
Transactions in the course of payment	1,302,000	352,121	—	—	—	—	1,302,000	352,121
Obligations under repurchase agreements	288,917	308,734	—	—	—	—	288,917	308,734
Savings accounts and time deposits	—	—	—	—	8,885,015	10,795,125	8,885,015	10,795,125
Borrowings from banks	—	—	—	—	3,415,959	1,555,129	3,415,959	1,555,129
Other financial obligations	—	—	—	—	217,311	160,361	217,311	160,361
Subtotal	16,758,146	11,986,988	—	—	12,518,285	12,510,615	29,276,431	24,497,603
Debt Issued
Letters of credit for residential purposes	—	—	7,201	11,081	—	—	7,201	11,081
Letters of credit for general purposes	—	—	280	725	—	—	280	725
Bonds	—	—	8,390,594	8,340,272	—	—	8,390,594	8,340,272
Subordinated bonds	—	—	—	—	1,004,196	1,004,621	1,004,196	1,004,621
Subtotal	—	—	8,398,075	8,352,078	1,004,196	1,004,621	9,402,271	9,356,699
Total	16,758,146	11,986,988	8,398,075	8,352,078	13,522,481	13,515,236	38,678,702	33,854,302

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investments under resale agreements	- Obligations under repurchase agreements
- Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,618,004	2,786,215	(653,145)	(952,762)	(1,605,409)	(1,161,208)	(85,614)	(43,337)	273,836	628,908

Derivative financial liabilities	2,841,756	2,818,121	(653,145)	(952,762)	(1,605,409)	(1,161,208)	(218,329)	(418,988)	364,873	285,163

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of December 31, 2020 and 2019, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	2,560,216	—	—	—	2,560,216	—	—	—	—	2,560,216
Transactions in the course of collection	—	582,308	—	—	582,308	—	—	—	—	582,308
Financial Assets held-for-trading	—	4,666,156	—	—	4,666,156	—	—	—	—	4,666,156
Investments under resale agreements	—	39,095	20,591	16,721	76,407	—	—	—	—	76,407
Derivative instruments	—	131,978	211,871	423,431	767,280	593,691	405,153	851,880	1,850,724	2,618,004
Loans and advances to banks (*)	—	2,743,134	71,401	125,121	2,939,656	—	—	—	—	2,939,656
Loans to customers (*)	—	3,135,152	2,173,685	5,791,178	11,100,015	6,876,058	3,711,756	9,249,139	19,836,953	30,936,968
Financial assets available-for-sale	—	78,180	140,367	487,075	705,622	162,683	16,856	175,362	354,901	1,060,523
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—
Total financial assets	2,560,216	11,376,003	2,617,915	6,843,526	23,397,660	7,632,432	4,133,765	10,276,381	22,042,578	45,440,238

	2019
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	2,392,166	—	—	—	2,392,166	—	—	—	—	2,392,166
Transactions in the course of collection	—	584,672	—	—	584,672	—	—	—	—	584,672
Financial Assets held-for-trading	—	1,872,355	—	—	1,872,355	—	—	—	—	1,872,355
Investments under resale agreements	—	102,057	29,393	10,879	142,329	—	—	—	—	142,329
Derivative instruments	—	158,873	314,446	621,036	1,094,355	543,469	411,470	736,921	1,691,860	2,786,215
Loans and advances to banks (*)	—	876,119	97,585	166,487	1,140,191	—	—	—	—	1,140,191
Loans to customers (*)	—	4,161,262	2,340,320	5,685,646	12,187,228	5,624,031	3,198,639	9,009,572	17,832,242	30,019,470
Financial assets available-for-sale	—	23,786	225,772	779,872	1,029,430	106,930	30,080	191,406	328,416	1,357,846
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—
Total financial assets	2,392,166	7,779,124	3,007,516	7,263,920	20,442,726	6,274,430	3,640,189	9,937,899	19,852,518	40,295,244

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$746,910 million (Ch$685,418 million in December 2019) for loans to customers and Ch$665 million (Ch$758 million in December 2019) for borrowings from financial institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities, continued:

	2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	15,167,229	—	—	—	15,167,229	—	—	—	—	15,167,229
Transactions in the course of payment	—	1,302,000	—	—	1,302,000	—	—	—	—	1,302,000
Obligations under repurchase agreements	—	288,874	43	—	288,917	—	—	—	—	288,917
Savings accounts and time deposits (**)	—	5,909,865	1,945,177	642,125	8,497,167	58,441	1,232	151	59,824	8,556,991
Derivative instruments	—	185,196	243,096	442,551	870,843	666,493	427,190	877,230	1,970,913	2,841,756
Borrowings from financial institutions	—	76,018	141,809	341,188	559,015	1,020,138	2,090,600	—	3,110,738	3,669,753
Debt issued:
Mortgage bonds	—	806	793	1,714	3,313	2,321	838	314	3,473	6,786
Bonds	—	220,455	113,448	891,973	1,225,876	1,704,497	1,586,221	3,183,808	6,474,526	7,700,402
Subordinate bonds	—	3,547	1,221	113,397	118,165	29,354	16,688	722,200	768,242	886,407
Lease liabilities	—	191,303	40	163	191,506	189	18	—	207	191,713
Other financial obligations	—	2,271	4,621	20,025	26,917	39,697	19,424	28,979	88,100	115,017
Total financial liabilities	15,167,229	8,180,335	2,450,248	2,453,136	28,250,948	3,521,130	4,142,211	4,812,682	12,476,023	40,726,971

	2019
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Pasivos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	11,326,133	—	—	—	11,326,133	—	—	—	—	11,326,133
Transactions in the course of payment	—	352,121	—	—	352,121	—	—	—	—	352,121
Obligations under repurchase agreements	—	298,711	8,583	1,440	308,734	—	—	—	—	308,734
Savings accounts and time deposits (**)	—	6,130,583	1,979,110	2,224,778	10,334,471	281,384	492	421	282,297	10,616,768
Derivative instruments	—	155,991	237,743	616,472	1,010,206	608,516	469,861	729,538	1,807,915	2,818,121
Borrowings from financial institutions	—	69,711	349,478	1,049,781	1,468,970	94,307	—	—	94,307	1,563,277
Debt issued:
Mortgage bonds	—	1,102	1,212	2,622	4,936	3,868	1,579	515	5,962	10,898
Bonds	—	423,966	211,648	413,485	1,049,099	1,460,318	1,746,745	3,656,459	6,863,522	7,912,621
Subordinate bonds	—	3,041	2,460	115,933	121,434	38,525	18,251	711,685	768,461	889,895
Lease liabilities	—	140,449	1,436	6,490	148,375	6,383	1,471	—	7,854	156,229
Other financial obligations	—	2,353	4,776	20,841	27,970	51,571	28,463	38,009	118,043	146,013
Total financial liabilities	11,326,133	7,578,028	2,796,446	4,451,842	26,152,449	2,544,872	2,266,862	5,136,627	9,948,361	36,100,810

(**)	Excludes term saving accounts, which amount to Ch$342,550 million (Ch$239,850 million in December 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management:

(1)	Introduction:

At Banco de Chile, global risk management is approached from a comprehensive and differentiated perspective, taking into account the business segments served by the Bank and its subsidiaries. This global management is essential in its strategy and in the sustainability of the business over time.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits and controls, and monitor the risks and compliance with the limits. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Board is responsible for approving the policies and establishing the structure for the proper administration of the various risks faced by the organization. The Board is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed.

The Board of Directors of Banco de Chile is responsible for establishing policies, the risk appetite framework, the guidelines for the development and validation of models, approving the provisioning models and making a pronouncement on the sufficiency of provisions, along with establishing the structure for the proper management of the various risks faced by the organization.

The Administration, for its part, is responsible for the control and compliance with the dispositions of the Board of Directors and the establishment of associated rules and procedures.

The Bank’s Corporate Governance considers the active participation of the Board, who is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed. Directors and executives of Senior Management participate in these committees, which are described in the next paragraphs.

At the management level, the Retail Credit Risk Division and Global Risk Control, the Wholesale Credit Risk Division and the Cybersecurity Division constitute the corporate risk governance structure, which, through specialized teams, added to a robust regulatory framework of processes and procedures allow optimal and effective management of the matters they address.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

The first two Divisions are responsible for credit risk in the admission, monitoring and recovery phases, in the respective Retail and Wholesale segments. Along with this, the Retail Credit Risk and Global Risk Control Division develops the different methodologies related to regulatory and risk management aspects, as well as the monitoring and validation of risk models and the development of the regulatory framework. This Division also has the Operational Risk and Business Continuity Areas, in charge of supervising the application of the policies, standards and procedures in each of these areas in the Bank, as well as supervising the subsidiaries’ management of operational risk and business continuity, guaranteeing their homologation to the Bank’s global management model.

In turn, the Wholesale Credit Risk Division has a Market Risk Area responsible for measuring, limiting, controlling and reporting said risk together with the definition of valuation standards and Asset Management.

For its part, the Cybersecurity Division is aimed at protecting and monitoring the organization’s most sensitive assets, being able to provide security and trust to customers and collaborators. It is made up of the Cyber Defense, Cybersecurity Assurance, Cybersecurity Engineering and Technological Risk Areas.

(i) Finance, International and Financial Risk Committee

This committee functions are to design policies and procedures related to price and liquidity risk; design a structure of limits and alerts of financial exposures, and ensure a correct and timely measurement, control and reporting thereof; track exposures and financial risks; analyze impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or liquidity narrowness; review the stress test assumptions and establish action plans where appropriate ; ensure the existence of independent units that value financial positions, and analyze the results of financial positions; track the international financial exposure of liabilities; review the main credit exposures of Treasury products (derivatives, bonds); ensure that the management guidelines for price and liquidity risks in subsidiaries are consistent with those of the Bank, and be aware of the evolution of their main financial risks.

The Finance, International and Financial Risk Committee, session monthly and is comprises by the Chairman of the Board, three Directors or Advisors to the Board, General Manager, Financial Management and Control Division Manager, Wholesale Credit Risk Division Manager, Treasury Division Manager and Market Risk Area Manager. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(ii) Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the necessary attributions to take decisions required.

Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Wholesale Credit Risk and Retail Credit Risk Divisions and Global Risk Control participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Sessions weekly and is comprises by the Chairman of the Board, regular and alternate directors, General Manager and the Wholesale Credit Risk Division Manager. This Committee is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject for approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank’s internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration.

(iii) Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments, covering the complete cycle of credit risk management with the processes of admission, monitoring and recovery of the credits granted. Review the main debtors and the different risk indicators of the portfolio, proposing differentiated management strategies. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy. In general, any matter that involves Credit Risk on which senior management must pronounce.

The Portfolio Risk Committee meets monthly and is comprises by the Chairman of the Board, two regular and alternate Directors, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager and Global Risk Control, Commercial Division Manager, Risk Management and Information Control Manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iv) Operational Risk Higher Committee

It is enforceable and is empowered to sanction the necessary changes in the processes, procedures, controls and computer systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

The Operational Risk Higher Committee is comprises by the Chairman of the Board, Vice Chairman of the Board and two Directors, regular or alternate, appointed by the Bank’s Board of Directors, General Manager, Retail Credit Risk Divisions and Global Risk Control Manager, Operations and Technology Division Manager, Commercial Division Manager, Cybersecurity Division Manager, Marketing and Digital Banking Division Manager and Operational Risk Manager. The Committee meets monthly and can be summoned in an extraordinary manner.

(v) Operational Risk Committee

It is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

The Operational Risk Committee is comprises by the Retail Credit Risk Divisions and Global Risk Control Manager, Financial Management and Control Division Manager, Cybersecurity Division Manager, Operational Risk Manager, Technological Risk Manager, Business Continuity Manager, Operations Area Manager, Technology and Infrastructure Manager, Customer Area, GG.EE.Group Manager, Customer Service Manager, Chief Attorney and Operational Risk Management Deputy Manager. The Committee meets monthly and can be summoned extraordinarily.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(vi) Technical Committee for the Supervision of Internal Models

The Committee is responsible for establishing a framework of methodological guidelines for the development, monitoring and documentation of the different statistical models used in the mass segments for credit risk management, as well as ensuring consistency among the models. In addition, it is responsible for reviewing the development of the different models, verifying compliance with the defined guidelines and reviewing the monitoring of the quality of the models and generating alerts when warranted. All models that require approval by the Portfolio Risk Committee or the Board of Directors must previously have the recommendation of this Technical Committee.

Regarding its composition, it is comprise by the managers of the Retail Credit Risk and Global Risk Control Division, Areas of Risk Monitoring, Studies and Planning, People Business Development, Risk Models by the Managers of Retail Monitoring and Models, Big Data and Regulatory Systems, Validation of Risk Models, Pre-approved Admission, Regulatory Models and the Head of the Provisions Models Department. The Committee meets monthly.

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. For this assessment, there are policies, standards, procedures, along with models developed in accordance with the instructions issued by the Financial Market Commission (CMF) and approved by the Board of Directors.

As a result of this evaluation, on both individual and group portfolios, the level of provisions that the bank should constitute is determined, in the event of customers payment default.

The individual evaluation mainly applies to the Bank’s portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

The group evaluation mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the appropriate level of provisions necessary to cover the portfolio risk. The consistency of the models is analyzed through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

In the context of the COVID-19 health emergency, the CMF ordered the application of a series of temporary measures (rescheduling or extensions, Fogape COVID credit, treatment of provisions, among others), which Banco de Chile implemented in a timely manner throughout of the year in time and form.

In addition, within the year the Bank made a series of adjustments to the provisioning models, in particular to their PD and LGD parameters, following a conservative and prospective approach in this regard. For this purpose, a calibration of the default probability models was performed, by segment and product based on historical stress scenarios, which was implemented in September 2020.

In order to validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the sufficiency of provisions for the total loan portfolio, thus verifying that the provisions established are sufficient to cover the losses that could derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who manifests itself on the sufficiency of the provisions in each fiscal year.

Banco de Chile has additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology, continued:

Consistent with the framework of the Bank’s Additional Provisions Policy and with the analysis of the effects of the spread of COVID-19, both in the country and worldwide, as well as taking into consideration the analysis of the effects of the measures adopted for their mitigation by the health authorities, all this being analyzed prospectively, considering that with respect to the economic cycle the expectations of further deterioration in the future derived from the impacts of said spread, added to the perspectives of macroeconomic variables such as unemployment and growth among others, are that during the year additional provisions were made within the framework of the defined policy.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

For the Bank, credit risk management has a relevant focus on the adequate risk-return relation, is permanent and considers the processes of admission, monitoring and recovery of loans granted. Look for an adequate risk-return ratio and an adequate balance of the risks assumed.

Based on the foregoing, credit risk management has a permanent challenge to respond to commercial dynamism, regulatory requirements, be part of the digital transformation and contribute from the risk perspective to the different businesses served by the Bank.

The credit policies and processes established by the Bank are materialized in the following management principles, which recognize the singularities of the different markets and segments, which are approached with a specialized treatment according to the characteristics of each one of them:

1.	Apply a rigorous evaluation in the admission process, taking into consideration the established credit policies and procedures, together with the availability of sufficient and accurate information. Under this principle, the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

2.	Have permanent and robust portfolio tracking processes, through systems that alert both the potential signs of impairment of clients, in relation to the conditions of origin, as well as the possible business opportunities with those that present a better payments quality and behavior.

3.	To develop advanced modeling and data management tools for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and efficient processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational policies.

5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

The credit risk divisions, within the regulatory scope and risk defined by the entity, have the mission of establishing the Credit Risk management framework for the different segments of the Bank, through a portfolio vision that allows managing, resolving and control the process of approval in an efficient and proactive manner.

Based on the management principles indicated above, the credit risk divisions contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. In particular, during this year the solidity of these principles and the role of credit risk have made it possible to respond adequately to the challenges derived from the pandemic, providing timely responses to clients while maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments and products.

During 2020, due to the COVID-19 pandemic, various measures to support clients were early implemented, such as the rescheduling of loans (mortgage, commercial, consumer), active participation in the credit program associated with the Fund Fogape COVID-19 and its associated extensions, making collection measures more flexible, among other measures that seek to make payment conditions more flexible temporarily.

Within the framework of risk management, the potential affected portfolios have been permanently monitored, with emphasis on those economic sectors with a higher degree of impact and the results of the temporary measures implemented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

a)	Retail Segments:

Admission management in these segments is mainly carried out through a risk evaluation that uses scoring tools and an adequate model of credit attributions, which are required to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

In these segments, the Bank has segregated functions, distributed in the following areas:

−	Model Area, has the responsibility of constructing statistical models, establishing the variables and their respective weightings. These models are validated by the Model Validation Area and submitted to the “Technical Committee for the Supervision and Development of Internal Models” before approval in the Portfolio Risk Committee or the Board of Directors, as appropriate.

−	Retail Admission and Regulatory Area, performs the evaluation of operations and clients, with specialization by regions and segments, which favors their knowledge of clients. It also maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients that are released to commercial and risk areas through programs and continuous training. In addition, it contains the Integration in Management function, in charge of incorporating the statistical models in the credit evaluation processes, ensuring an adequate link between their decisions.

−	Retail Tracking and Models Area, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment. This Area also ensures adequate execution of the strategy, meeting the risk quality objectives. Additionally, through the Model Tracking function, they monitor risk models, ensuring that they comply with the defined standards to ensure that they maintain their predictive and discriminating power, identifying the possible associated risks.

−	Models Validation Area, performs an independent review of the models, both in the construction and implementation stages, providing guarantees to the management and is essential to early detect potential adverse effects for the Bank, that are originated by Models. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, modeling and implementation techniques, and documentation.

−	Collection Area performs a cross-collection management in the Bank and centralizes recovery management in retail segments through Socofin, Bank’s subsidiary. Define refinancing criteria and payment agreements with customers, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the policies defined by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

b)	Wholesale Segments:

Admission management in these segments is done through an individual evaluation of the client and if it belongs to a group of companies, the relationship of the rest of the group with the Bank is also considered. Said individual and group evaluation, if applicable, considers, among others, the generation capacity, exposure levels, the financial capacity with emphasis on equity solvency, generation capacity, exposure levels, industry variables, evaluation of partners and management and aspects of the operation such as financing, term, products and possible collaterals.

This process is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. Additionally, for the evaluation of clients, there are specialized areas in some segments that, due to their nature, require expert knowledge, such as real estate, construction, agricultural, financial, and international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried, both at the individual level, as well as by business segments and economic sectors, based on periodically updated information from both the client and the industry, also generating alerts through this process that ensure the correct and timely recognition of the risk of the individual portfolio. Along with the above, the special conditions established in the admission stage are monitored, such as financial covenant controls, coverage of certain collaterals and conditions imposed at the time of approval.

Additionally, within the Admission areas, joint tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, in order to ensure that portfolio risks are well recognized and in a timely manner, and to manage in advance those cases with higher risk levels.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs together with the Wholesale Credit Risk Division, establish action plans to regularize said situation. In those cases where there are problems in the recovery of their credits or that the nature of the problem requires specialized collection management, the Special Assets Management area, belonging to the Wholesale Credit Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

c)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2020 and 2019, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2020:

	Chile	United States	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,272,238	1,158,637	—	129,341	2,560,216

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	4,159,292	—	—	—	4,159,292
Other instruments issued in Chile	105,798	—	—	—	105,798
Instruments issued abroad	—	164	—	—	164
Mutual fund investments	400,902	—	—	—	400,902
Subtotal	4,665,992	164	—	—	4,666,156

Investments under resale agreements	76,407	—	—	—	76,407

Derivative Contracts for Trading Purposes
Forwards	415,349	73,805	—	62,810	551,964
Swaps	1,184,563	83,776	—	744,908	2,013,247
Call Options	269	—	—	—	269
Put Options	1,462	—	—	—	1,462
Futures	—	—	—	—	—
Subtotal	1,601,643	157,581	—	807,718	2,566,942

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	1,511	18,964	—	30,587	51,062
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	1,511	18,964	—	30,587	51,062

Loans and advances to Banks
Central Bank of Chile	2,380,033	—	—	—	2,380,033
Domestic banks	260,002	—	—	—	260,002
Foreign banks	—	—	150,230	149,391	299,621
Subtotal	2,640,035	—	150,230	149,391	2,939,656

Loans to Customers, Net
Commercial loans	17,582,569	—	—	10,470	17,593,039
Residential mortgage loans	9,388,654	—	—	—	9,388,654
Consumer loans	3,955,275	—	—	—	3,955,275
Subtotal	30,926,498	—	—	10,470	30,936,968

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	163,600	—	—	—	163,600
Other instruments issued in Chile	896,923	—	—	—	896,923
Instruments issued abroad	—	—	—	—	—
Subtotal	1,060,523	—	—	—	1,060,523

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

	Chilean Central Bank	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	641,890	—	—	1,918,326	—	—	—	—	—	—	—	—	—	—	2,560,216

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	4,009,676	149,616	—	—	—	—	—	—	—	—	—	—	—	—	4,159,292
Other instruments issued in Chile	—	—	—	105,798	—	—	—	—	—	—	—	—	—	—	105,798
Instruments issued abroad	—	—	—	164	—	—	—	—	—	—	—	—	—	—	164
Mutual fund investments	—	—	—	400,902	—	—	—	—	—	—	—	—	—	—	400,902
Subtotal	4,009,676	149,616	—	506,864	—	—	—	—	—	—	—	—	—	—	4,666,156

Investments under resale agreements	—	10,006	950	64,554	130	—	—	—	—	—	—	146	—	621	76,407

Derivative Contracts for Trading Purposes
Forwards	—	—	—	351,833	17,280	16,078	4,456	6,253	1,071	30	2,269	265	—	152,429	551,964
Swaps	—	—	—	1,943,033	4,579	4,031	18	17,637	10,237	913	21,163	662	—	10,974	2,013,247
Call Options	—	—	—	13	205	—	—	—	40	—	—	11	—	—	269
Put Options	—	—	—	148	1,314	—	—	—	—	—	—	—	—	—	1,462
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,295,027	23,378	20,109	4,474	23,890	11,348	943	23,432	938	—	163,403	2,566,942

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	51,062	—	—	—	—	—	—	—	—	—	—	51,062
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	51,062	—	—	—	—	—	—	—	—	—	—	51,062

Loans and advances to Banks
Central Bank of Chile	2,380,033	—	—	—	—	—	—	—	—	—	—	—	—	—	2,380,033
Domestic banks	—	—	—	260,002	—	—	—	—	—	—	—	—	—	—	260,002
Foreign banks	—	—	—	299,621	—	—	—	—	—	—	—	—	—	—	299,621
Subtotal	2,380,033	—	—	559,623	—	—	—	—	—	—	—	—	—	—	2,939,656

Loans to Customers, Net
Commercial loans	—	—	—	2,350,808	2,543,786	1,346,601	470,293	395,593	1,646,103	135,401	1,453,727	2,452,388	3,051,026	1,747,313	17,593,039
Residential mortgage loans	—	—	9,388,654	—	—	—	—	—	—	—	—	—	—	—	9,388,654
Consumer loans	—	—	3,955,275	—	—	—	—	—	—	—	—	—	—	—	3,955,275
Subtotal	—	—	13,343,929	2,350,808	2,543,786	1,346,601	470,293	395,593	1,646,103	135,401	1,453,727	2,452,388	3,051,026	1,747,313	30,936,968

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	109	163,491	—	—	—	—	—	—	—	—	—	—	—	—	163,600
Other instruments issued in Chile	—	—	—	851,468	—	4,465	—	8,089	—	—	5,334	—	—	27,567	896,923
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	109	163,491	—	851,468	—	4,465	—	8,089	—	—	5,334	—	—	27,567	1,060,523

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2019:

	Chile	United States	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,144,109	1,145,703	—	102,354	2,392,166

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,123,689	—	—	—	1,123,689
Other instruments issued in Chile	375,337	—	—	—	375,337
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	373,329	—	—	—	373,329
Subtotal	1,872,355	—	—	—	1,872,355

Investments under resale agreements	142,329	—	—	—	142,329

Derivative Contracts for Trading Purposes
Forwards	872,481	53,923	—	30,228	956,632
Swaps	1,142,174	167,818	—	451,960	1,761,952
Call Options	4,961	—	—	—	4,961
Put Options	807	11	—	258	1,076
Futures	—	—	—	—	—
Subtotal	2,020,423	221,752	—	482,446	2,724,621

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	5,864	25,780	—	29,950	61,594
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	5,864	25,780	—	29,950	61,594

Loans and advances to Banks
Central Bank of Chile	630,053	—	—	—	630,053
Domestic banks	150,007	—	—	—	150,007
Foreign banks	—	—	244,969	115,162	360,131
Subtotal	780,060	—	244,969	115,162	1,140,191

Loans to Customers, Net
Commercial loans	16,269,424	—	—	14,685	16,284,109
Residential mortgage loans	9,203,061	—	—	—	9,203,061
Consumer loans	4,532,300	—	—	—	4,532,300
Subtotal	30,004,785	—	—	14,685	30,019,470

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	109,062	—	—	—	109,062
Other instruments issued in Chile	1,228,931	—	—	—	1,228,931
Instruments issued abroad	—	—	—	19,853	19,853
Subtotal	1,337,993	—	—	19,853	1,357,846

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

	Chilean Central Bank	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	178,429	—	—	2,213,737	—	—	—	—	—	—	—	—	—	—	2,392,166

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,024,525	99,164	—	—	—	—	—	—	—	—	—	—	—	—	1,123,689
Other instruments issued in Chile	—	—	—	375,337	—	—	—	—	—	—	—	—	—	—	375,337
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	—	—	—	373,329	—	—	—	—	—	—	—	—	—	—	373,329
Subtotal	1,024,525	99,164	—	748,666	—	—	—	—	—	—	—	—	—	—	1,872,355

Investments under resale agreements	—	18,460	278	66,285	40,642	—	2,067	1,533	902	35	8,665	21	—	3,441	142,329

Derivative Contracts for Trading Purposes
Forwards	—	—	1,532	480,269	16,225	79	2,856	22,903	14,103	642	1,930	277	497	415,319	956,632
Swaps	—	—	4	1,693,048	9,813	7,718	19	14,184	10,232	4,275	12,526	210	—	9,923	1,761,952
Call Options	—	—	—	1,196	1,569	280	—	—	1,433	171	—	84	190	38	4,961
Put Options	—	—	—	554	522	—	—	—	—	—	—	—	—	—	1,076
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	1,536	2,175,067	28,129	8,077	2,875	37,087	25,768	5,088	14,456	571	687	425,280	2,724,621

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	61,594	—	—	—	—	—	—	—	—	—	—	61,594
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	61,594	—	—	—	—	—	—	—	—	—	—	61,594

Loans and advances to Banks
Central Bank of Chile	630,053	—	—	—	—	—	—	—	—	—	—	—	—	—	630,053
Domestic banks	—	—	—	150,007	—	—	—	—	—	—	—	—	—	—	150,007
Foreign banks	—	—	—	360,131	—	—	—	—	—	—	—	—	—	—	360,131
Subtotal	630,053	—	—	510,138	—	—	—	—	—	—	—	—	—	—	1,140,191

Loans to Customers, Net
Commercial loans	—	—	—	2,587,272	2,064,042	1,624,099	604,411	325,139	1,622,206	140,647	1,233,433	2,141,500	2,265,402	1,675,958	16,284,109
Residential mortgage loans	—	—	9,203,061	—	—	—	—	—	—	—	—	—	—	—	9,203,061
Consumer loans	—	—	4,532,300	—	—	—	—	—	—	—	—	—	—	—	4,532,300
Subtotal	—	—	13,735,361	2,587,272	2,064,042	1,624,099	604,411	325,139	1,622,206	140,647	1,233,433	2,141,500	2,265,402	1,675,958	30,019,470

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	92,824	16,238	—	—	—	—	—	—	—	—	—	—	—	—	109,062
Other instruments issued in Chile	—	—	—	994,658	—	—	—	9,667	—	—	—	178,444	—	46,162	1,228,931
Instruments issued abroad	—	—	—	19,853	—	—	—	—	—	—	—	—	—	—	19,853
Subtotal	92,824	16,238	—	1,014,511	—	—	—	9,667	—	—	—	178,444	—	46,162	1,357,846

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

●	For commercial loans: Residential and non-residential real estate, liens and inventory.

●	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 240,087 collateral assets, the majority of which consist of real estate. The following table contains guarantees value as of December 31:

		Guarantee
	Loans	Mortgages	Pledges	Securities	Warrants	Total
2020	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	12,811,749	3,091,284	128,366	565,761	2,842	3,788,253
Small Business Lending	4,781,290	3,178,176	28,832	14,242	—	3,221,250
Consumer Lending	3,955,275	333,191	795	2,518	—	336,504
Mortgage Lending	9,388,654	8,499,584	113	87	—	8,499,784
Total	30,936,968	15,102,235	158,106	582,608	2,842	15,845,791

		Guarantee
	Loans	Mortgages	Pledges	Securities	Warrants	Total
2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	12,114,603	2,660,585	82,365	345,246	2,182	3,090,378
Small Business Lending	4,169,506	3,208,206	30,466	26,674	—	3,265,346
Consumer Lending	4,532,300	362,140	966	2,045	—	365,151
Mortgage Lending	9,203,061	8,019,519	51	176	—	8,019,746
Total	30,019,470	14,250,450	113,848	374,141	2,182	14,740,621

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements, continued:

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2020 and 2019 amounted Ch$98,653 million and Ch$100,133 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2020 and 2019 amounted Ch$133,949 million and Ch$344,098 million respectively.

(e)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Credit Quality by Asset Class, continued:

The following tables shows credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system.

As of December 31, 2020:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	2,380,033	—	—	—	—	2,380,033
Domestic banks	260,002	—	—	—	—	260,002
Foreign banks	299,621	—	—	—	—	299,621
Subtotal	2,939,656	—	—	—	—	2,939,656

Loans to customers (before allowances for loan losses)
Commercial loans	12,416,243	196,076	199,430	4,466,817	314,473	17,593,039
Residential mortgage loans	—	—	—	9,072,033	316,621	9,388,654
Consumer loans	—	—	—	3,625,167	330,108	3,955,275
Subtotal	12,416,243	196,076	199,430	17,164,017	961,202	30,936,968

As of December 31, 2019:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	630,053	—	—	—	—	630,053
Domestic banks	150,007	—	—	—	—	150,007
Foreign banks	360,131	—	—	—	—	360,131
Subtotal	1,140,191	—	—	—	—	1,140,191

Loans to customers (before allowances for loan losses)
Commercial loans	11,893,060	71,718	149,826	3,907,715	261,790	16,284,109
Residential mortgage loans	—	—	—	9,031,597	171,464	9,203,061
Consumer loans	—	—	—	4,242,486	289,814	4,532,300
Subtotal	11,893,060	71,718	149,826	17,181,798	723,068	30,019,470

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Credit Quality by Asset Class, continued:

Analysis of age of portfolio loan, over-due loans by financial asset class. Additionally to the overdue portion, the amounts detailed include remaining balance of the past due credits are featured below:

As of December 31, 2020:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$

Loans and advances to banks	14,454	—	—
Commercial loans	133,386	29,217	12,942
Import-export financing	5,243	71	222
Factoring transactions	16,206	1,459	155
Commercial lease transactions	17,869	3,903	955
Other loans and receivables	1,449	135	162
Residential mortgage loans	90,410	24,857	9,787
Consumer loans	136,147	53,786	22,764
Total	415,164	113,428	46,987

As of December 31, 2019:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$

Loans and advances to banks	31,249	—	—
Commercial loans	213,709	54,366	26,698
Import-export financing	9,562	804	1,207
Factoring transactions	31,972	3,022	336
Commercial lease transactions	53,742	8,073	4,722
Other loans and receivables	1,463	693	521
Residential mortgage loans	152,539	73,801	32,907
Consumer loans	221,162	102,344	51,976
Total	715,398	243,103	118,367

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Credit Quality by Asset Class, continued:

The following table presents past due loans not impaired as of December 31,

	Past due but not impaired (*)
	Up to 30 days	Over 30 days and up to 59 days	Over 60 days and up to 89 days	Over 90 days
	MCh$	MCh$	MCh$	MCh$
2020	270,612	51,808	13,530	—
2019	631,091	159,751	57,946	—

(*)	These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(f)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$5,670 million and Ch$12,523 million as of December 31, 2020 and 2019, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(g)	Renegotiated Assets:

The loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2020	2019
Financial Assets	MCh$	MCh$

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	288,094	220,056
Residential mortgage loans	253,907	11,980
Consumer loans	532,420	366,339
Subtotal	1,074,421	598,375
Total renegotiated financial assets	1,074,421	598,375

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(2)	Credit Risk, continued:

(h)	Measures associated with the COVID-19 Contingency:

During 2020, and due to the COVID-19 health emergency, the Bank has implemented a series of measures that seek to make payments more flexible on a temporary basis and provide financing that allows to sustain working capital during this period, having in the first case credit refinancing (mortgage, commercial, consumer) and credits associated with the Fogape COVID-19 Fund in the second case.

The following tables show both the balance of loans as of December 31, 2020, as well as the number of operations and amount of provisions associated with these measures:

COVID refinancing:

		Commercial Individual	Commercial Group	Consumer	Mortgage	Total
Bank Programs (*)
Number of Operations		664	39,473	187,428	91,928	319,493
Placements	MCh$	20,436	102,398	149,918	141,403	414,155
% from the portfolio	%	0.2%	2.1%	3.8%	1.5%	1.3%
Provisions	MCh$	942	1,716	9,615	795	13,068

(*)	The granting of refinancing of operations associated with credit cards for MCh$147,918 is not included.

Fogape COVID credits:

		Commercial Individual	Commercial Group	Consumer	Mortgage	Total
Government Programs
Number of Operations		4,036	35,209	—	—	39,245
Placements	MCh$	856,922	1,031,934	—	—	1,888,856
% from the portfolio	%	6.7%	21.6%	—	—	6.1%
Provisions (*)	MCh$	30,149	28,735	—	—	58,884

(*)	Includes provision for deductible for Fogape COVID-19 guarantees for MCh$24,109.

The payment behavior of these loans (COVID refinancing and Fogape COVID) in their first months of maturity, in both cases have a similar behavior to the rest of the loan portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price).

(a) Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk separately for each sub-category: Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of MAR within year 2020 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 - 30 days	1 - 90 days	1 - 30 days	1 - 90 days

Maximum	3,040	5,708	1,239	2,488
Minimum	-1,063	1,602	-390	790
Average	1,358	3,853	504	1,811

The bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within year 2020 is illustrated below:

Cross Currency Funding MMUS$

Maximum	3,122
Minimum	1,724
Average	2,417

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the Bank’s financial ratios that can detect structural changes in its balance sheet characteristics is monitored, such as those presented in the following table and whose relevant use values during the year 2020 are shown below:

	Liquid Assets/ Net Funding < 30 days	Liabilities> 1 year/ Assets > 1 year	Deposits/ Loans

Maximum	165%	100%	67%
Minimum	101%	84%	61%
Average	135%	94%	64%

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

The CMF establish the following limits for the C46:

Foreign Currency balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-90 days C46 index < 2 x Tier-1 Capital

The use of this index in year 2020 is illustrated below:

	Adjusted C46 All CCYs as part of Tier-1 Capital		Adjusted C46 FCCY as part of Tier-1 Capital
	1 - 30 days	1 - 90 days	1 - 30 days

Maximum	0.48	0.66	0.33
Minimum	(0.13)	(0.06)	0.15
Average	0.15	0.27	0.22
Regulatory Limit	1.0	2.0	1.0

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. Only for the first one, a limit implementation calendar has been established and that during the year 2020 was with a minimum level of 70%. The evolution of the LCR and NSFR metrics during the year 2020 are shown below:

	LCR		NSFR

Maximum	2.47		1.10
Minimum	1.07		0.99
Average	1.89		1.06
Regulatory Limit	0.7	(*)	N/A

(*) This	is the current minimum value for the year 2020 and that increases 0.1 annually until reaching 1.0 in the year 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), as of 2020 and 2019 year end, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2020
Current accounts and other demand deposits	15,167,229	—	—	—	—	—	15,167,229
Transactions in the course of payment	1,302,000	—	—	—	—	—	1,302,000
Reverse repurchase agreements and securities lending	289,777	43	—	—	—		289,820
Savings accounts and time deposits	6,243,204	1,964,350	648,974	59,038	1,222	156	8,916,944
Full delivery derivative transactions	396,599	364,793	1,305,210	1,088,925	549,777	934,097	4,639,401
Borrowings from financial institutions	74,424	140,455	340,532	1,020,126	2,090,600	—	3,666,137
Other financial obligations	189,003	80	334	386	37	—	189,840
Debt instruments issued in foreign currency other than USD	53,438	90,285	1,082,282	2,194,406	1,886,936	4,452,831	9,760,178

Total (excluding non-delivery derivative transactions)	23,715,674	2,560,006	3,377,332	4,362,881	4,528,572	5,387,084	43,931,549

Non-delivery derivative transactions	401,144	570,084	929,211	787,866	644,420	1,542,088	4,874,814

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2019
Current accounts and other demand deposits	11,326,133	—	—	—	—	—	11,326,133
Transactions in the course of payment	352,121	—	—	—	—	—	352,121
Reverse repurchase agreements and securities lending	297,011	8,582	—	—	—	—	305,593
Savings accounts and time deposits	6,421,107	1,985,948	2,250,153	284,073	491	421	10,942,193
Full delivery derivative transactions	378,151	351,351	1,132,429	974,371	669,851	797,191	4,303,344
Borrowings from financial institutions	68,843	348,228	934,144	206,811	—	—	1,558,026
Other financial obligations	142,010	292	17,529	727	167	—	160,725
Debt instruments issued in foreign currency other than USD	178,310	190,329	576,309	2,091,841	2,081,579	5,017,172	10,135,540

Total (excluding non-delivery derivative transactions)	19,163,686	2,884,730	4,910,564	3,557,823	2,752,088	5,814,784	39,083,675

Non-delivery derivative transactions	501,461	839,534	1,461,804	796,805	738,830	1,650,402	5,988,836

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

Price Risk Measurement and Limits

The measurement and management of Price Risk are carried out through the use of several metrics developed internally by the Bank, both for the Trading Book and for the Accrual Book (the Accrual Book includes all balance sheet items, even those of the Trading book but in such case these are reported at an interest rate adjustment period of one day, thus not generating accrual interest rate risk). In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), Equity positions (Equity delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within year 2020 is illustrated below:

Value-at-Risk 99% one-day confidence level MCh$

Maximum	3,697
Minimum	215
Average	1,319

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within year 2020 is illustrated below:

12-months Earnings-at-Risk 99% confidence level 3 months defeasance period MCh$

Maximum	100,191
Minimum	57,038
Average	80,271

The regulatory risk measurement for the Trading Book (C41 report) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF, which are adopted based on standardized BIS methodologies. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. In addition, correlation factors are included to represent non-parallel changes in the yield curve. The CMF does not set an individual limit for this particular risk, but a global one that includes this risk (also called Market Risk Equivalent or MRE) and the Credit Risk Weighted Assets.

The risk measurement for the Banking Book, according to normative guidelines (C40 report), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term balance. The short-term risk limit should be expressed as a percentage of the Net Interest Margin or NIM plus the revenue collected from commissions that depend on the level of the interest rate; the long-term risk limit cannot exceed a specific percentage of the amount of effective equity.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book. The output of the stress testing process is monitored against corresponding trigger levels: in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. In addition, the results during the month for the trading activities are controlled against defined loss levels and in case such levels are exceeded, senior management is also notified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book, considering the interest rate repricing dates on an individual basis, as of December 31, 2020 and 2019:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2020
Cash and due from banks	2,496,891	—	—	—	—	—	2,496,891
Transactions in the course of collection	515,500	—	—	—	—	—	515,500
Reverse repurchase agreements and securities lending	10,007	—	—	—	—	—	10,007
Derivative under hedge-accounting treatment	260	1,800	182,709	250,612	282,219	995,168	1,712,769
Inter-banking loans	2,743,250	71,543	125,574	—	—	—	2,940,367
Customer loans	3,180,598	2,339,929	6,504,393	8,134,601	4,437,666	10,877,247	35,474,433
Available-for-sale instruments	94,086	145,272	456,613	185,995	31,465	145,987	1,059,417
Held-to-maturity instruments	—	—	—	—	—	—	—
Total Assets	9,040,592	2,558,544	7,269,289	8,571,208	4,751,350	12,018,402	44,209,385

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2019
Cash and due from banks	2,310,055	—	—	—	—	—	2,310,055
Transactions in the course of collection	483,857	—	—	—	—	—	483,857
Reverse repurchase agreements and securities lending	45,056	—	—	—	—	—	45,056
Derivative under hedge-accounting treatment	774	36,304	28,302	257,909	348,950	1,069,919	1,742,158
Inter-banking loans	876,508	98,673	167,287	—	—	—	1,142,468
Customer loans	3,179,665	2,524,282	6,473,441	6,979,231	3,980,097	10,744,559	33,881,275
Available-for-sale instruments	26,180	241,326	805,844	115,805	25,219	142,005	1,356,379
Held-to-maturity instruments	—	—	—	—	—	—	—
Total Assets	6,922,095	2,900,585	7,474,874	7,352,945	4,354,266	11,956,483	40,961,248

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2020
Current accounts and other demand deposits	15,245,137	—	—	—	—	—	15,245,137
Transactions in the course of payment	1,235,350	—	—	—	—	—	1,235,350
Reverse repurchase agreements and securities lending	13,255	—	—	—	—	—	13,255
Savings accounts and time deposits	6,243,204	1,964,350	648,974	59,038	1,222	156	8,916,944
Derivative hedging instruments	160	291	192,625	230,742	280,421	1,057,369	1,761,609
Inter-banking loans	72,935	140,455	340,532	1,020,126	2,090,600	—	3,664,648
Debt instruments issued (*)	53,438	90,285	1,082,282	2,194,406	1,886,936	4,452,831	9,760,178
Other liabilities	189,003	80	334	386	37	—	189,840
Total Liabilities	23,052,482	2,195,461	2,264,747	3,504,698	4,259,216	5,510,356	40,786,960

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2019
Current accounts and other demand deposits	11,382,462	—	—	—	—	—	11,382,462
Transactions in the course of payment	256,675	—	—	—	—	—	256,675
Reverse repurchase agreements and securities lending	9,068	—	—	—	—	—	9,068
Savings accounts and time deposits	6,421,107	1,985,948	2,250,153	284,073	491	421	10,942,193
Derivative hedging instruments	156	33,740	23,300	251,136	317,886	1,117,967	1,744,185
Inter-banking loans	60,331	348,228	934,144	206,811	—	—	1,549,514
Debt instruments issued (*)	178,310	190,329	576,309	2,091,841	2,081,579	5,017,172	10,135,540
Other liabilities	142,010	292	17,529	727	167	—	160,725
Total Liabilities	18,450,119	2,558,537	3,801,435	2,834,588	2,400,123	6,135,560	36,180,362

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book and the Accrual Book separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

In order to comply with IFRS 7.40, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

The exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factors; Accrual portfolios impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario

Trading Book

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	-4	53	-11	44	-9	-350
Greater than 1 year	5	63	2	58	-15	-334

bps = basis points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank’s Trading Book as of December 31, 2020, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate		(3,564)
Derivatives	(29)
Debt instruments	(3,535)
CLF Interest Rate		(395)
Derivatives	81
Debt instruments	(476)
Interest rate USD offshore		(284)
Domestic/offshore interest rate spread USD		(8,164)
Total Interest rates		(12,407)
Total FX		(20)
Total FX Options		(78)
Total		(12,505)

The modeled scenario would generate losses in the Trading Book for approximately MCh$12,505. In any case, such fluctuations would not result in material losses compared to Basic Capital (Tier-1) or to the P&L estimate for the next 12-months.

The impact on the Accrual Book for the next 12 months as of December 31, 2020, which does not necessarily mean a net loss / gain but a greater/lower net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book (MCh$)
Impact by Base Interest Rate shocks	(194,559)
Impact due to Spreads Shocks	(6,591)
Higher / (Lower) Net revenues	(201,150)

The main negative impact on the Trading Book would occur as a result of an increase in local interest rates and in a drastic decrease in the cross border spread. The lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp inflation price fall. In any case, the impacts would be less than the annual budgeted profits of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(4)	Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure compliance with regulatory requirements, maintain a solid credit rating and sound capital ratios. During 2020, the Bank has successfully met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, which are stricter than those required by the regulator, which are monitored on a monthly basis. During 2020, none of the internal alerts defined in the Capital Management Policy were activated.

The Bank manages capital by making adjustments in light of changes in economic conditions and the risk characteristics of its business. For this purpose, the Bank may modify the amount of dividend payments to its shareholders or issue equity instruments. The capital adequacy of the Bank is monitored using, among other measures, the indexes and rules established by the CMF.

Regulatory Capital

According to the Chilean General Banking Law, Banks must maintain a minimum ratio of 8%, net of required provisions, as a result of dividing the Equity by the sum of the Consolidated Weighted Assets by Risk. In addition, banks must maintain a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. As a result of the merger of Banco de Chile with Citibank Chile in 2008, the CMF established that the institution was obliged to maintain the first reason Less than 10%. In this way, the regulatory body ratified the validity of the minimum of 10% that it had already set in December 2001 by authorizing the merger by absorption of Banco Edwards into Banco de Chile.

Equity is determined from Capital and Reserves or Basic Capital with the following adjustments: (a) the balance of subordinated bonds issued with a maximum equivalent to 50% of the Basic Capital is added and weighted according to their term at maturity; (b) the additional provisions for loans are added, (c) the balance of the assets corresponding to goodwill or overpaid and investments in companies not included in the consolidation is deducted, and (d) the balance of noncontrolling interest is added.

Assets are weighted according to the risk categories, which are assigned a risk percentage that would reflect the amount of capital needed to support each of those assets. There are 5 risk categories (0%, 10%, 20%, 60% and 100%) in addition to an intermediate category with a weighting percentage of 2% for derivative instruments cleared and settled through a Central Counterpart Entity. For example, cash, deposits in other banks and financial instruments issued by the Central Bank of Chile have 0% risk, which means that, according to current standards, no capital is required to back these assets. Properties and equipment have a 100% risk, which means that they must have a minimum capital equivalent to 8% of the amount of these assets and in the case of the Bank of Chile 10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(4)	Requirements and Capital Management, continued:

All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor over the notional values, thus obtaining the amount of exposure to credit risk (or “credit equivalent”). The contingent credits out of balance are also considered by a “credit equivalent”, for their weighting.

The risk-weighted assets and TIER 1 and TIER 2 Capital, as of December 31, 2020 and 2019 are the following:

	Consolidated assets		Risk-weighted assets
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	2,560,216	2,392,166	105,878	38,250
Transactions in the course of collection	582,308	584,672	151,138	167,781
Financial Assets held-for-trading	4,666,156	1,872,355	442,307	462,177
Investments under resale agreements	76,407	142,329	76,407	142,329
Derivative instruments (*)	1,137,195	1,555,749	828,330	1,124,730
Loans and advances to banks	2,938,991	1,139,433	351,068	389,417
Loans to customers, net	30,190,058	29,334,052	24,998,600	25,668,329
Financial assets available-for-sale	1,060,523	1,357,846	249,239	323,160
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	44,649	50,758	44,649	50,758
Intangible assets	60,701	58,307	60,701	58,307
Property and equipment	217,928	220,262	217,928	220,262
Current tax assets	118,829	150,665	118,829	150,665
Leased assets	22,949	357	2,295	36
Deferred tax assets	357,945	320,948	35,794	32,095
Other assets	579,467	862,968	400,098	862,968
Subtotal	44,614,322	40,042,867	28,083,261	29,691,264

Off-balance-sheet assets
Contingent loans	4,140,133	4,365,922	2,483,310	2,616,074
Total	48,754,455	44,408,789	30,566,571	32,307,338

(*)	According to Chapter 12-1 of the Compilation of Standards, financial derivative contracts are presented as an equivalent credit risk for the purposes of calculating consolidated assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

41.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

The amounts and ratios determined for the limit of basic capital and effective equity as of December 2020 and 2019, are:

	As of December 31,
	2020	2019
	MCh$	MCh$

Basic capital (*)	3,726,267	3,528,222
Effective equity	4,878,500	4,569,090
Total consolidated assets	48,754,455	44,408,789
Total consolidated assets weighted by credit risk	30,566,571	32,307,338

(*)	The Basic Capital corresponds to the equity of the owners of the Bank in the Consolidated Statement of Financial Position

	Ratio
	As of December 31,
	2020	2019
	%	%

Basic capital / consolidated assets	7.64	7.94
Effective equity / consolidated assets weighted by risk	15.96	14.14

During 2019, the CMF began the regulatory process for the implementation of the Basel III standards in Chile, in accordance with the established in Law No. 21,130 that modernizes the Banking Legislation. During 2020, various regulations have been published aimed at the adoption of the Basel III standard. See Note N ° 3.1.3 “Standards related to the implementation of Basel III”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Consolidated Financial Statements originally issued in Spanish)

42.	Subsequent Events:

a)	On January 19, 2021, the Financial Market Commission stated that by means of a resolution adopted in Ordinary Session No. 218 of January 13, 2021, it resolved to approve Banco de Chile’s request to early dissolve the subsidiary Banchile Securitizadora S.A. For the purposes of materializing the above, the Administration of the subsidiary has called an Extraordinary Shareholders’ Meeting for February 4, 2021.

b)

On January 28, 2021, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 25, 2021 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2020:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2019 and November 2020, amounting to Ch$95,989,016,547 which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 60% of the remaining liquid profit, corresponding to a dividend of Ch$2.18053623438 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 40%.

Consequently, the distribution as a dividend that will be proposed will amount to 47.6% of the profits for the year ended December 31, 2020.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2020 and the date of issuance of these Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer